2024

AutoNation®

ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2024**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number:**1-13107**

AUTONATION, INC.

(Exact name of registrant as specified in its charter)

Delaware	**73-1105145**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 SW 1st Ave	
Fort Lauderdale , Florida	**33301**
(Address of principal executive offices)	(Zip Code)

(954) 769-6000
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01 Per Share	AN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $4.1 billion based on the closing price of the common stock on the New York Stock Exchange on such date (for the purpose of this calculation, the registrant assumed that each of its directors, executive officers, and greater than 10% stockholders was an affiliate of the registrant as of June 28, 2024).

As of February 12, 2025, the registrant had 39,056,586 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024, are incorporated herein by reference in Part III.

AUTONATION, INC.

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

INDEX

PART I

PART II

PART III

PART IV

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PART I

ITEM 1. *BUSINESS*

General

AutoNation, Inc., through its subsidiaries, is one of the largest automotive retailers in the United States. As of December 31, 2024, we owned and operated 325 new vehicle franchises from 243 stores located in the United States, predominantly in major metropolitan markets in the Sunbelt region. Our stores, which we believe include some of the most recognizable and well-known in our key markets, sell 31 different new vehicle brands. The core brands of new vehicles that we sell, representing approximately 88% of the new vehicles that we sold in 2024, are manufactured by Toyota (including Lexus), Honda, Ford, General Motors, BMW, Mercedes-Benz, Stellantis, and Volkswagen (including Audi and Porsche). As of December 31, 2024, we also owned and operated 52 AutoNation-branded collision centers, 24 AutoNation USA used vehicle stores, 4 AutoNation-branded automotive auction operations, 3 parts distribution centers, a mobile automotive repair and maintenance business, and an auto finance company.

We offer a diversified range of automotive products and services, including new vehicles, used vehicles, “parts and service” (also referred to as “After-Sales”), which includes automotive repair and maintenance services as well as wholesale parts and collision businesses, and automotive “finance and insurance” products (also referred to as “Customer Financial Services”), which include vehicle service and other protection products, as well as the arranging of financing for vehicle purchases through third-party finance sources. We also offer indirect financing through our captive auto finance company on vehicles we sell. The following charts present the contribution to total revenue and gross profit by each of new vehicle, used vehicle, parts and service, and finance and insurance sales in 2024.


REVENUE
Used vehicle, 28.8%
New vehicle, 48.8%
Parts and service, 17.2%
Finance and insurance, 5.1%
Other, 0.1%
GROSS PROFIT
Used vehicle, 9.2%
Parts and service, 46.2%
New vehicle, 16.2%
Finance and insurance, 28.4%

For convenience, the terms “AutoNation,” “Company,” “we,” “us,” and “our” are used to refer collectively to AutoNation, Inc. and its subsidiaries, unless otherwise required by the context. Our store and other operations are conducted by our subsidiaries.

Reportable Segments

As of December 31, 2024, we had four reportable segments: Domestic, Import, Premium Luxury, and AutoNation Finance. Our Domestic, Import, and Premium Luxury segments are comprised of retail automotive franchises that sell the following new vehicle brands:

Domestic		Import		Premium Luxury	
Buick	Ford	Acura	Mazda	Aston Martin	Land Rover
Cadillac	GMC	Genesis	Nissan	Audi	Lexus
Chevrolet	Jeep	Honda	Subaru	Bentley	Mercedes-Benz
Chrysler	Lincoln	Hyundai	Toyota	BMW	MINI
Dodge	Ram	Infiniti	Volkswagen	Jaguar	Porsche
			Volvo		

The following table sets forth information regarding our new vehicle revenues and retail new vehicle unit sales for the year ended, and the number of franchises owned as of, December 31, 2024:

	New Vehicle Revenues (in millions)	Retail New Vehicle Unit Sales	% of Total Retail New Vehicle Units Sold	Franchises Owned
Domestic:				
Ford, Lincoln	$ 1,453.8	28,154	11.1	30
Chevrolet, Buick, Cadillac, GMC	1,305.5	27,504	10.8	39
Chrysler, Dodge, Jeep, Ram	767.8	13,610	5.3	76
Domestic Total	3,527.1	69,268	27.2	145
Import:				
Toyota	2,030.4	52,427	20.6	19
Honda	1,153.0	33,048	13.0	24
Nissan	136.9	4,421	1.7	6
Hyundai	343.2	9,227	3.6	11
Subaru	333.6	9,763	3.8	8
Other Import	322.9	7,356	2.9	18
Import Total	4,320.0	116,242	45.6	86
Premium Luxury:				
Mercedes-Benz	1,798.2	23,130	9.1	38
BMW	1,651.9	22,939	9.0	16
Lexus	480.0	8,830	3.5	3
Audi	327.1	5,191	2.0	9
Jaguar Land Rover	512.1	5,176	2.0	14
Other Premium Luxury	431.8	3,939	1.6	14
Premium Luxury Total	5,201.1	69,205	27.2	94
	$ 13,048.2	254,715	100.0	325

The franchises in each of our Domestic, Import, and Premium Luxury segments also sell used vehicles, parts and automotive repair and maintenance services, and automotive finance and insurance products.

Our AutoNation Finance segment is comprised of our captive auto finance company, which provides indirect financing to qualified retail customers on vehicles we sell.

Except to the extent that differences among reportable segments are material to an understanding of our business taken as a whole, the description of our business in this report is presented on a consolidated basis. For additional financial information regarding our four reportable segments, refer to Note 22 of the Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Form 10-K.

Business Strategy

We seek to create long-term value for our stockholders and to be the best-run, most profitable automotive retailer and provider of personalized transportation services in the United States. We believe that the significant scale of our operations, our digital customer experience, and the quality of our managerial talent allow us to achieve efficiencies in our key markets. To achieve and sustain operational excellence, we are pursuing the following strategies:

- *We strive to be the nation's most comprehensive provider of transportation solutions to meet the mobility needs of our current and future customers through a comprehensive, unique suite of transportation solutions.*

  We seek to maximize the performance and utilization of our assets through operational excellence and expand through the development and/or acquisition of key capabilities, products, and resources. We achieve this by both optimizing our existing business and capturing new and developing opportunities. We continue to invest in strategic partnerships and broaden our offerings to evolve with the changing automotive retail industry and to widen our access to new and expanding sales channels for vehicles, parts and service, financing, and personal transportation services.

AutoNation Finance, our captive auto finance company, provides financing to qualified retail customers on certain new and used vehicles we sell. Through AutoNation Finance, we have further extended our relationship with our customers beyond the car-buying experience and participate in the customer's entire vehicle ownership cycle. As a result, we are able to diversify our sources of income, generate additional profits, cash flows, and sales, and increase customer retention.

We also pursue opportunities to penetrate the extensive After-Sales service market and respond to our customers' needs by broadening the reach of our existing After-Sales network. AutoNation Mobile Service, our mobile solution for automotive repair and maintenance services, offers customers the convenience of services and repairs at their home, workplace, or on-site for fleet vehicles. AutoNationParts.com, our e-commerce website, enables customers to purchase high-quality automotive parts and accessories at competitive prices, shipped directly to their homes.

Additionally, we have minority ownership stakes in and productive collaborations with Waymo, the self-driving technology company of Alphabet Inc., and TrueCar, Inc., a leading automotive digital marketplace that lets auto buyers and sellers connect to its nationwide network of certified dealers. These investments and collaborations reflect our continued commitment to emerging technologies that impact the automotive industry.

We also continue to actively pursue acquisitions and new store opportunities, as well as other strategic initiatives, that meet our strategic and financial objectives. We expect that these offerings, initiatives, partnerships, and acquisitions will continue to expand and strengthen the AutoNation retail brand, improve the customer experience, provide new growth opportunities, and enable us to expand our footprint in our core and other markets.

- *Hire, train, and retain the best talent available to build dynamic teams to serve our customers.*

  At AutoNation, nothing drives our success more than how we hire, train, and retain great people. We value the dignity of all employees and are committed to maintaining a work environment where all associates are valued and treated with respect. Our associates are at the core of our performance, by driving innovation and meeting the needs of our more than 11 million customers while protecting and enhancing AutoNation's brand and reputation. See "Human Capital Resources" below for more information about how we invest in our associates to help us prepare leaders with the vision, integrity, and expertise that enhance our operational excellence every day, drive store profitability, and create both positive employee and customer experiences.

- *Continue to provide an industry-leading automotive retail customer ex*perience in our stores and through our digital channels*.

  We seek to deliver a consistently superior customer experience by offering a broad selection of inventory, customer-friendly, transparent sales and service processes, vehicle financing, and competitive pricing. We believe that this will benefit us by increasing customer loyalty and will encourage our customers to bring their vehicles to our stores for all of their vehicle service, maintenance, and collision repair needs and also by driving repeat and referral vehicle sales business.

  We continue to focus on providing a seamless, end-to-end customer experience in our stores and through our digital channels, and improving our ability to generate business through those channels. We offer an integrated retailing solution that provides customers with a seamless and intuitive omnichannel vehicle shopping and purchase experience. We continue to build omnichannel digital capabilities that provide a personalized digital customer experience online and in-store. Our customers are able to complete key automotive retail- and service-related transactions online through our digital channels such as selecting a vehicle with a guaranteed price, scheduling a test drive, calculating payment options, receiving a certified trade-in or purchase offer for a vehicle that a customer wants to sell, applying for financing, selecting vehicle protection products, scheduling in-store pick-up or home delivery, arranging service appointments, receiving service updates, paying for maintenance and repair services, and signing paperwork electronically. We also utilize proprietary tools that leverage real-time customer data to guide and personalize the customer experience.

- *Continue to invest in the AutoNation retail brand to enhance our strong customer satisfaction and expand our market share.*

  AutoNation is a brand that connects people and places. We continue to invest in the AutoNation retail brand, promoting personal transportation for America's drivers, leading the charge to make transformational change in the automotive industry, and driving out cancer coast to coast. We are committed to delivering easy, transparent, and customer-centric services for our customers' personal transportation needs.

  The AutoNation retail brand includes our AutoNation USA used vehicle stores, as well as AutoNation Finance, our captive auto finance company. We expect to continue to expand the AutoNation Finance loan portfolio as we increase finance penetration rates at our stores. In addition, we offer AutoNation-branded Customer Financial Services products (including extended service and maintenance contracts and other vehicle protection products) and parts and accessories, as well as collision repair services at AutoNation-branded collision centers, mobile automotive repair and maintenance services through AutoNation Mobile Services, and auction services at AutoNation-branded automotive auctions. We also offer our One Price used vehicle centralized pricing and appraisal strategy, and our "We'll Buy Your Car" program under which customers receive a guaranteed trade-in offer honored for 7 days or 500 miles at any of our locations.

- *Leverage our significant scale and cost structure to improve our operating efficiency.*

  As one of the largest automotive retailers in the United States, we are uniquely positioned to leverage our significant scale so that we are able to achieve competitive operating margins by centralizing and streamlining various business processes. We strive to manage our new and used vehicle inventories so that our stores' supply and mix of vehicles are in line with seasonal sales trends and also minimize our carrying costs. We are able to self-source a significant portion of our used vehicle inventory through our "We'll Buy Your Car" program, and quickly make available such used vehicles through optimization of our reconditioning capabilities at our parts and service departments. Additionally, we are able to improve financial controls and lower servicing costs by maintaining many key store-level accounting and administrative activities in our shared service center located in Irving, Texas. We also leverage our digital capabilities to drive cost reductions and increased efficiency for the long-term success of our business. Finally, we leverage our scale to reduce costs related to purchasing certain equipment, supplies, and services through national vendor relationships.

Our business benefits from a well-diversified portfolio of automotive retail franchises. In 2024, approximately 38% of total revenue was generated by Premium Luxury franchises, approximately 30% by Import franchises, and approximately 27% by Domestic franchises. We believe that our business also benefits from diverse revenue streams generated by our new and used vehicle sales, parts and service business, and finance and insurance sales. Our higher-margin parts and service business has historically been less sensitive to macroeconomic conditions as compared to new and used vehicle sales. In addition, we have been able to attain industry-leading finance and insurance gross profit per vehicle retailed as we have maintained a strong product penetration of products sold per vehicle.

Our capital allocation strategy is focused on growing long-term value per share. We invest capital in our business to maintain and upgrade our existing facilities and to build new facilities for existing franchises and new AutoNation USA used vehicle stores, as well as for other strategic and technology initiatives. We also deploy capital opportunistically to complete acquisitions or investments, build facilities for newly awarded franchises, and/or repurchase our common stock and/or debt. Our capital allocation decisions are based on factors such as the expected rate of return on our investment, the market price of our common stock versus our view of its intrinsic value, the market price of our debt, the potential impact on our capital structure, our ability to complete acquisitions that meet our strategic objectives, market and vehicle brand criteria, and/or return on investment threshold, and limitations set forth in our debt agreements. For additional information regarding our capital allocation, refer to "Liquidity and Capital Resources – Capital Allocation" in Part II, Item 7 of this Form 10-K.

Operations

Each of our franchised dealerships acquires new vehicles for retail sale either directly from the applicable automotive manufacturer or distributor or through dealer trades with other stores of the same brand franchise. We generally acquire used vehicles from customers, primarily through trade-ins and our "We'll Buy Your Car" program, as well as through auctions, lease terminations, and other sources, and we generally recondition used vehicles acquired for retail sale in our parts and service departments. Used vehicles that we do not sell at our stores generally are sold at wholesale prices through auctions. See also "Inventory Management" in Part II, Item 7 of this Form 10-K.

Our stores provide a wide range of vehicle maintenance, repair, and collision repair services, including manufacturer recall repairs and other warranty work that can be performed only at franchised dealerships and customer-pay service work. Our parts and service departments also recondition used vehicles acquired by our used vehicle departments and perform preparatory work and accessory installation on new vehicles acquired by our new vehicle departments. We also offer product and accessory lines that are integrated into our parts and service operations. AutoNationParts.com, our e-commerce website, enables customers to purchase high-quality automotive parts and accessories at competitive prices, shipped directly to their homes. In addition to our retail business, we also have wholesale parts operations, which sell automotive parts to both collision repair shops and independent vehicle repair providers.

We offer a wide variety of automotive finance and insurance products to our customers. We primarily arrange for our customers to finance vehicles through installment loans or leases with third-party lenders, including the vehicle manufacturers' and distributors' captive finance subsidiaries, and receive a commission payable to us from the lender. Our exposure to loss in connection with financing arrangements with third-party lenders generally is limited to the commissions that we receive. We also originate and service consumer auto finance loans through our captive auto finance company. See the risk factor "*We are subject to various risks associated with originating and servicing auto finance loans through indirect lending to customers, any of which could have an adverse effect on our business*" in Part I, Item 1A of this Form 10-K for additional information.

We also offer our customers various vehicle protection products, including extended service contracts, maintenance programs, guaranteed auto protection (known as "GAP," this protection covers the shortfall between a customer's loan balance and insurance payoff in the event of a casualty), "tire and wheel" protection, and theft protection products, some of which are AutoNation-branded. These products are underwritten and administered by independent third parties, including the vehicle manufacturers' and distributors' captive finance subsidiaries. We sell the products on a commission basis, and we also participate in future underwriting profit for certain products pursuant to retrospective commission arrangements with the issuers of those products.

As of December 31, 2024, we operated stores in the following states:

State	Number of Retail Stores [1]	Number of Franchises	Number of Other Locations [2]	% of Total Revenue
Florida	51	57	18	26
California	41	55	2	19
Texas	46	61	17	19
Colorado	20	31	1	6
Arizona	17	17	4	6
Washington	14	18	3	5
Georgia	14	20	4	4
Nevada	12	13	1	4
Maryland	14	14	3	3
Illinois	7	8	1	2
Tennessee	7	7	1	1
South Carolina	10	12	1	1
North Carolina	1	—	—	1
Ohio	3	3	3	1
Virginia	2	2	—	1
Alabama	2	2	—	1
New Mexico [3]	1	—	—	—
New York [3]	3	4	—	—
Missouri [3]	1	—	—	—
New Jersey [3]	1	1	—	—
Total	267	325	59	100

[1] Includes franchised dealerships and AutoNation USA used vehicle stores.

[2] Includes collision centers, automotive auction operations, and parts distribution centers.

[3] Revenue represented less than 1% of total revenue.

Agreements with Vehicle Manufacturers

Framework Agreements

We have entered into framework and related agreements with most major vehicle manufacturers and distributors. These agreements, which are in addition to the franchise agreements described below, contain provisions relating to our management, operation, advertising and marketing, and acquisition and ownership structure of automotive stores franchised by such manufacturers. These agreements contain certain requirements pertaining to our operating performance (with respect to matters such as sales volume, sales effectiveness, and customer satisfaction or loyalty), which, if we do not satisfy, adversely impact our ability to make further acquisitions of such manufacturers' stores or could result in us being compelled to take certain actions, such as divesting a significantly underperforming store, subject to applicable state franchise laws. Additionally, these agreements set limits (nationally, regionally, and in local markets) on the number of stores that we may acquire of the particular manufacturer and contain certain restrictions on our ability to name and brand our stores. Some of these framework agreements give the manufacturer or distributor the right to acquire at fair market value, or the right to compel us to sell, the automotive stores franchised by that manufacturer or distributor under specified circumstances in the event of a change in control of our Company (generally including certain material changes in the composition of our Board of Directors during a specified time period, the acquisition of 20% or more of the voting stock of our Company by another vehicle manufacturer or distributor, or the acquisition of 50% or more of our voting stock by a person, entity, or group not affiliated with a vehicle manufacturer or distributor) or other extraordinary corporate transactions such as a merger or sale of all or substantially all of our assets. In addition, we have granted certain manufacturers the right to acquire, at fair market value, our automotive dealerships franchised by such manufacturers in specified circumstances in the event of our default under certain of our debt agreements.

Franchise Agreements

We operate each of our new vehicle stores under a franchise agreement with a vehicle manufacturer or distributor. The franchise agreements grant the franchised automotive store a non-exclusive right to sell the manufacturer's or distributor's brand of vehicles and offer related parts and service within a specified market area. These franchise agreements grant our stores the right to use the relevant manufacturer's or distributor's trademarks in connection with their operations, and they also impose numerous operational requirements and restrictions relating to inventory levels, working capital levels, the sales process, marketing and branding, showroom and service facilities, signage, personnel, changes in management, and monthly financial reporting, among other things. The contractual terms of our stores' franchise agreements provide for various durations, ranging from one year to no expiration date, and in certain cases manufacturers have undertaken to renew such franchises upon expiration so long as the store is in compliance with the terms of the agreement. We generally expect our franchise agreements to survive for the foreseeable future and, when the agreements do not have indefinite terms, anticipate routine renewals of the agreements without substantial cost or modification. Our stores' franchise agreements provide for termination of the agreement by the manufacturer or non-renewal for a variety of causes (including performance deficiencies in such areas as sales volume, sales effectiveness, and customer satisfaction or loyalty). However, in general, the states in which we operate have automotive dealership franchise laws that provide that, notwithstanding the terms of any franchise agreement, it is unlawful for a manufacturer to terminate or not renew a franchise unless "good cause" exists. It generally is difficult, outside of bankruptcy, for a manufacturer to terminate, or not renew, a franchise under these laws, which were designed to protect dealers. In addition, in our experience and historically in the automotive retail industry, dealership franchise agreements are rarely involuntarily terminated or not renewed by the manufacturer outside of bankruptcy. From time to time, certain manufacturers assert sales and customer satisfaction performance deficiencies under the terms of our framework and franchise agreements. We generally work with these manufacturers to address the asserted performance issues. For additional information, please refer to the risk factor captioned *"We are subject to restrictions imposed by, and significant influence from, vehicle manufacturers that may adversely impact our business, financial condition, results of operations, cash flows, and prospects, including our ability to acquire additional stores"* in Part I, Item 1A of this Form 10-K.

Regulations

We operate in a highly regulated industry. A number of state and federal laws and regulations affect our business. In every state in which we operate, we must obtain various licenses in order to operate our businesses, including dealer, sales and finance, and insurance licenses issued by state regulatory authorities. Numerous laws and regulations govern how we conduct our business, including those relating to our sales, operations, finance and insurance, advertising, indirect auto financing, origination and servicing of consumer auto finance loans, and employment practices. These laws and regulations include state franchise laws and regulations, federal and state consumer protection laws and regulations, privacy laws, escheatment laws, anti-money laundering laws, and other extensive laws and regulations applicable to new and used motor vehicle dealers and auto finance companies, as well as a variety of other laws and regulations. These laws also include federal and state wage and hour, anti-discrimination, and other employment practices laws. See the risk factor *"Our operations are subject to extensive governmental laws and regulations. If we are found to be in purported violation of or subject to liabilities under any of these laws or regulations, or if new laws or regulations are enacted that adversely affect our operations, our business, operating results, and prospects could suffer"* in Part I, Item 1A of this Form 10-K.

Automotive and Other Laws and Regulations

Our operations are subject to the National Traffic and Motor Vehicle Safety Act, Federal Motor Vehicle Safety Standards promulgated by the United States Department of Transportation, and the rules and regulations of various state motor vehicle regulatory agencies. In addition, automotive dealers are subject to regulation by the Federal Trade Commission (the "FTC"). The imported automobiles, parts, and accessories we purchase are subject to United States customs duties and, in the ordinary course of our business we may, from time to time, be subject to claims for duties, penalties, liquidated damages, or other charges. Further, our captive auto finance company operations are subject to regulations and supervision by the Consumer Financial Protection Bureau (the "CFPB"). Among other things, the CFPB is authorized to take action to prevent auto finance companies from engaging in unfair, deceptive, or abusive acts and practices and to issue rules requiring enhanced disclosures concerning consumer financial products and services. In addition, state attorneys general have authority under their respective laws and regulations, and under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted in 2010, to investigate and/or regulate certain aspects of our operations.

Our financing activities with customers, including our origination and servicing activities through our captive auto finance company, are subject to the federal Truth-in-Lending Act, Consumer Leasing Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, federal and state prohibitions against unfair, deceptive, and abusive acts and practices, and various other federal laws and regulations, as well as state and local motor vehicle finance laws, leasing laws, collection, repossession, and installment finance laws, usury laws, and other installment sales and leasing laws and regulations. Among other things, these laws and regulations regulate finance and other fees and charges that may be imposed or received in connection with motor vehicle retail installment sales and leasing, require specific disclosures to consumers, define the rights to collect payments and repossess and sell collateral, and govern the sale and terms of ancillary products. Claims arising out of actual or alleged violations of law or regulation may be asserted against us by individuals, a class of individuals, or governmental entities and may expose us to significant damages or other penalties, including fines and revocation or suspension of our licenses to conduct our operations. See the risk factor "*Our operations are subject to extensive governmental laws and regulations. If we are found to be in purported violation of or subject to liabilities under any of these laws or regulations, or if new laws or regulations are enacted that adversely affect our operations, our business, operating results, and prospects could suffer*" in Part I, Item 1A of this Form 10-K for additional information.

Environmental, Health, and Safety Laws and Regulations

Our operations involve the use, handling, storage, and contracting for recycling and/or disposal of materials such as motor oil and filters, transmission fluids, antifreeze, refrigerants, paints, thinners, batteries, cleaning products, lubricants, degreasing agents, tires, and fuel. Consequently, our business is subject to a complex variety of federal, state, and local requirements that regulate the environment and public health and safety.

Most of our stores utilize aboveground storage tanks and, to a lesser extent, underground storage tanks, primarily for petroleum-based products. Storage tanks are subject to periodic testing, containment, upgrading, and removal under the Resource Conservation and Recovery Act and its state law counterparts. Clean-up or other remedial action may be necessary in the event of leaks or other discharges from storage tanks or other sources. In addition, water quality protection programs under the federal Water Pollution Control Act (commonly known as the Clean Water Act), the Safe Drinking Water Act, and comparable state and local programs govern certain discharges from some of our operations. Similarly, certain air emissions from operations, such as auto body painting, may be subject to the federal Clean Air Act and related state and local laws. Certain health and safety standards promulgated by the Occupational Safety and Health Administration of the United States Department of Labor and related state agencies also apply.

Some of our stores are parties to proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, typically in connection with materials that were sent to former recycling, treatment, and/or disposal facilities owned and operated by independent businesses. The remediation or clean-up of facilities where the release of a regulated hazardous substance occurred is required under CERCLA and other laws.

We have a proactive strategy related to environmental, health, and safety laws and regulations, which includes contracting with third-party vendors to inspect our facilities routinely in an effort to ensure compliance. We incur significant costs to comply with applicable environmental, health, and safety laws and regulations in the ordinary course of our business. We do not anticipate, however, that the costs of such compliance will have a material adverse effect on our business, results of operations, cash flows, or financial condition, although such outcome is possible given the nature of our operations and the extensive environmental, health, and safety regulatory framework. We do not have any material known environmental commitments or contingencies.

Markets and Competition

We operate in a highly competitive industry. We believe that the principal competitive factors in the automotive retail business are location, service, price, selection, and online and mobile offerings. Each of our markets includes a large number of well-capitalized competitors that have extensive automotive retail managerial experience and strong retail locations and facilities.

New vehicle unit volume in 2024 benefited from increases in new vehicle inventory levels due to higher levels of manufacturer vehicle production. The increasing supply and availability of new vehicle inventory has resulted in a shift in mix from used vehicles to new vehicles. Lower new vehicle sales in recent years has also resulted in lower availability of used vehicle inventory, particularly for late model used vehicles. According to industry sources, as of December 31, 2024, there were approximately 17,000 franchised automotive dealerships, which sell both new and used vehicles, in the United States. In addition, we estimate that there were approximately twice as many independent used vehicle dealers in the United States. We continue to expand our footprint and increase scope and scale through both the acquisition of new dealerships and franchises and through the expansion of our AutoNation USA used vehicle stores. We face competition from (i) several public companies that operate numerous automotive retail stores or collision centers on a regional or national basis, including franchised dealers that sell new and used vehicles, non-franchised dealers that sell only used vehicles, and manufacturers that sell directly to customers, (ii) private companies that operate automotive retail stores or collision centers in our markets, (iii) electric vehicle manufacturers who sell directly to consumers, and (iv) online and mobile sales and service platforms. We compete with dealers that sell the same vehicle brands that we sell, as well as dealers and certain manufacturers that sell other vehicle brands that we do not represent in a particular market. Our new vehicle store competitors have franchise agreements with the various vehicle manufacturers and, as such, generally have access to new vehicles on the same terms as we have. We also compete with other dealers for qualified employees, including general managers and sales and service personnel.

In general, the vehicle manufacturers have designated marketing and sales areas within which only one franchised dealer of a given vehicle brand may operate. Under most framework agreements with vehicle manufacturers, the ability to acquire multiple dealers of a given vehicle brand within a particular market is limited. Dealers are also restricted by various state franchise laws from relocating stores or establishing new stores of a particular vehicle brand within any area that is served by another dealer of the same vehicle brand, and generally need the manufacturer to approve any relocation or the grant of a new franchise. However, to the extent that a market has multiple dealers of a particular vehicle brand, as most of our key markets do with respect to most vehicle brands we sell, we face significant intra-brand competition.

We also compete with independent automobile service shops, service center chains, collision service operations, and wholesale parts outlets. We believe that the principal competitive factors in the parts and service business are price, location, expertise with the particular vehicle lines, and customer service. We also compete with a broad range of financial institutions in our finance and insurance business. We believe that the principal competitive factors in the finance and insurance business are product selection, convenience, price, contract terms, and the ability to finance vehicle protection and aftermarket products.

We also operate in the auto finance sector of the consumer finance market. This sector is primarily comprised of banks, captive finance divisions of new car manufacturers, credit unions, and independent finance companies. According to industry sources, this sector represented more than $1 trillion in outstanding receivables as of December 31, 2024. Our primary competitors in this sector are banks and credit unions that offer direct and indirect financing to customers purchasing vehicles.

Insurance and Bonding

Our business exposes us to the risk of liabilities arising out of our operations. For example, liabilities may arise out of claims of employees, customers, or other third parties for personal injury or property damage occurring in the course of our operations. We could also be subject to fines and civil and criminal penalties in connection with alleged violations of federal and state laws or regulatory requirements.

The automotive retail business is also subject to substantial risk of property loss due to the significant concentration of property values at store locations. In our case in particular, our operations are concentrated in states and regions in which natural disasters and severe weather events (such as hailstorms, hurricanes, earthquakes, fires, tornadoes, snowstorms, and landslides) may subject us to substantial risk of property loss and operational disruption. Under self-insurance programs, we retain various levels of aggregate loss limits, per claim deductibles, and claims-handling expenses as part of our various insurance programs, including property and casualty, automobile, workers' compensation, and employee medical benefits. Costs in excess of this retained risk per claim may be insured under various contracts with third-party insurance carriers. We estimate the ultimate costs of these retained insurance risks based on actuarial evaluations and historical claims experience, adjusted for current trends and changes in claims-handling procedures. The level of risk we retain may change in the future as insurance market conditions or other factors affecting the economics of our insurance purchasing change. Although we have, subject to certain limitations and exclusions, substantial insurance, we cannot assure you that we will not be exposed to uninsured or underinsured losses that could have a material adverse effect on our business, financial condition, results of operations, or cash flows. During 2024, we recognized self-insured losses of $11.7 million primarily due to weather-related events.

Provisions for retained losses and deductibles are made by charges to expense based upon periodic evaluations of the estimated ultimate liabilities on reported and unreported claims. The insurance companies that underwrite our insurance require that we secure certain of our obligations for deductible reimbursements with collateral. Our collateral requirements are set by the insurance companies and, to date, have been satisfied by posting surety bonds, letters of credit, and/or cash deposits. Our collateral requirements may change from time to time based on, among other things, our claims experience.

Seasonality

In a stable environment, our operations generally experience higher volumes of vehicle unit sales in the second and third quarters of each year due in part to consumer buying trends and the introduction of new vehicle models. Also, demand for vehicles and light trucks is generally lower during the winter months than in other seasons, particularly in regions of the United States where stores may be subject to adverse winter conditions. However, we typically experience higher sales of Premium Luxury vehicles, which have higher average selling prices and gross profit per vehicle retailed, in the fourth quarter. Revenue and operating results may be impacted significantly from quarter to quarter by changing economic conditions, vehicle manufacturer incentive programs, and actual or threatened severe weather events.

Trademarks

We own a number of registered service marks and trademarks, including, among other marks, AutoNation® and AutoNation USA®. Pursuant to agreements with vehicle manufacturers, we have the right to use and display manufacturers' trademarks, logos, and designs at our stores and in our advertising and promotional materials, subject to certain restrictions. We also have licenses pursuant to various agreements with third parties authorizing the use and display of the marks and/or logos of such third parties, subject to certain restrictions. The current registrations of our service marks and trademarks are effective for varying periods of time, which we may renew periodically, provided that we comply with all applicable laws.

Human Capital Resources

At AutoNation, our associates are our greatest asset. As of December 31, 2024, we employed approximately 25,100 full-time and part-time employees, whom we refer to as "associates," approximately 170 of whom were covered by collective bargaining agreements. The development, attraction, and retention of people is central to the culture at AutoNation. We are committed to ensuring we create an environment where all associates feel valued, respected, and empowered to achieve their highest potential. Our Board of Directors and its Committees provide oversight on a broad range of human capital management topics, including corporate culture, talent, compensation, and benefits.

Recruitment and Development

Our recruitment efforts include branded advertising nationwide on well-known online job websites, as well as recruitment efforts through technical schools, veteran partnerships, colleges, and universities. In addition, AutoNation provides extensive on-the-job training and opportunities for career growth. We provide a range of formal and informal learning programs, which are designed to help our associates continuously grow and strengthen their skills throughout their careers. Creating opportunities for employee recognition, development, and advancement is a key initiative in our talent efforts.

Compensation and Benefits

AutoNation offers a comprehensive total rewards program, including competitive salaries and compensation plans, incentive compensation potential, and health and welfare benefits. We offer many benefits at no additional cost to our associates, including our Employee Assistance Program, Company-paid maternity leave, and our innovative "Drive Pink"-inspired Company-paid cancer insurance plan that provides financial assistance to associates and their eligible dependents who are diagnosed with cancer.

Engagement

AutoNation believes that fostering an open-door culture based on trust, respect, and open communication among team members is vital for driving long-term sustainable growth. AutoNation conducts associate engagement surveys, which allows the Company to gain comprehensive insights and establish organization priorities. More than simply listening to associates, AutoNation also provides managers with tools they need to be able to address associate feedback constructively with actionable next steps. The combined effort of these engagement activities drives AutoNation to continuously improve the culture of the organization.

Information about our Executive Officers

The following sets forth certain information regarding our executive officers as of February 14, 2025.

Name	Age	Position	Years with AutoNation	Years in Automotive Industry
Michael Manley	60	Chief Executive Officer and Director	4	37
Thomas A. Szlosek	61	Executive Vice President and Chief Financial Officer	2	2
Gianluca Camplone	55	Chief Operating Officer, AutoNation Parts, and Executive Vice President, Business Development	3	27
C. Coleman Edmunds	60	Executive Vice President, General Counsel and Corporate Secretary	29	29
Lisa Esparza	55	Executive Vice President and Chief Human Resource Officer	3	3
Dave Koehler	56	Chief Operating Officer, Non-Franchised Business	13	32
Jeff Parent	60	Chief Operating Officer	2	27

Michael Manley has served as our Chief Executive Officer and as a member of our Board since November 2021. Prior to joining AutoNation, Mr. Manley served as Head of Americas and as a member of the Group Executive Council for Stellantis N.V., one of the largest automotive original equipment manufacturers in the world, from January 2021 until October 2021. From July 2018 until January 2021, he served as Chief Executive Officer of Fiat Chrysler Automobiles N.V. ("FCA"), a predecessor to Stellantis N.V. Mr. Manley joined DaimlerChrysler (a predecessor to FCA) in 2000 and, prior to becoming FCA's Chief Executive Officer, served in a number of management-level roles with increasing responsibility overseeing various aspects of FCA's operations, including as Executive Vice President - International Sales & Marketing, Business Development and Global Product Planning Operations, Chief Executive Officer of Jeep, Chief Executive Officer of Ram, Chief Operating Officer for the Asia Pacific region, and FCA Global Executive Council member. Mr. Manley currently serves on the Board of Directors of Dover Corporation (NYSE: DOV), a diversified global manufacturer and solutions provider delivering innovative equipment and components, consumable supplies, aftermarket parts, software and digital solutions, and support services.

Thomas A. Szlosek has served as our Executive Vice President and Chief Financial Officer since August 2023. Mr. Szlosek is responsible for overseeing the finance department and for all financial controls and external reporting, financial planning and analysis, and accounting, as well as the tax, internal audit, treasury, investor relations, and corporate real estate functions. He is also responsible for our shared service center in Irving, Texas. Prior to joining AutoNation, Mr. Szlosek served as Executive Vice President and Chief Financial Officer at Avantor, Inc., a leading global provider of mission-critical products and services to customers in the life sciences, education and government, advanced technologies, and applied materials industries, from December 2018 until August 2023. Prior to joining Avantor, Mr. Szlosek served as the Senior Vice President and Chief Financial Officer of Honeywell International, a diversified technology and manufacturing company, from April 2014 to August 2018.

Gianluca Camplone has served as our Chief Operating Officer, AutoNation Parts, and Executive Vice President, Business Development since March 2022. Mr. Camplone is responsible for overseeing the Company's business strategy, corporate development, and Parts teams. Prior to joining AutoNation, Mr. Camplone was a Senior Partner at McKinsey & Company, a global management consulting firm, from December 1996 to February 2022, where he was the leader in their Advanced Industries global practice and Private Equity Industrial practice in North America.

C. Coleman Edmunds has served as our Executive Vice President, General Counsel and Corporate Secretary since April 2017. From October 2007 through March 2017, Mr. Edmunds served as our Senior Vice President, Deputy General Counsel and Assistant Secretary. He joined AutoNation in November 1996. Prior to joining AutoNation, Mr. Edmunds was in private practice with the international law firm of Baker & McKenzie.

Lisa Esparza has served as our Executive Vice President and Chief Human Resource Officer since September 2022. Prior to joining AutoNation, Ms. Esparza served as Chief Human Resource Officer of Essilor North America, part of

EssilorLuxottica, the global leader in the design, manufacture, and distribution of ophthalmic lenses, frames, and sunglasses, from July 2019 to June 2022. From 2017 to 2019, Ms. Esparza served as Chief Human Resources Officer at Par Pacific Holdings, Inc. (NYSE: PARR), which owns and operates market-leading energy and infrastructure businesses. In addition, Ms. Esparza has held various human resources leadership roles at Celanese, Flowserve, Ingersoll-Rand, and Eaton with global responsibilities.

Dave Koehler has served as our Chief Operating Officer, Non-Franchised Business since March 2022. Mr. Koehler is responsible for overseeing AutoNation USA, AutoNation Mobile Service, and AutoNation Auto Auctions. Previously, Mr. Koehler was the Eastern Region President for our stores located in Alabama, Florida, Georgia, Illinois, Maryland, Minnesota, New York, Ohio, Tennessee, and Virginia from May 2019 to February 2022. Prior to being promoted to Eastern Region President in May 2019, Mr. Koehler held several key positions within AutoNation, including General Manager, Market President, and Senior Vice President of Sales between 2011 to 2019.

Jeff Parent has served as our Chief Operating Officer since October 2023. Mr. Parent oversees AutoNation's day-to-day operations and works as part of the leadership team to execute the company's strategic vision and drive operational excellence. Prior to joining AutoNation, Mr. Parent served as President and General Manager of Gulf States Toyota, Inc., one of the world's largest independent distributors of Toyota vehicles and parts, from February 2017 until October 2023. Prior to joining Gulf States Toyota as a Senior Vice President in 2010, Mr. Parent held various senior executive positions at Nissan Canada Inc., Volkswagen of America, Inc., and VW Credit, Inc.

Available Information

Our website is located at *www.autonation.com*, and our Investor Relations website is located at *investors.autonation.com*. The information on or accessible through our websites and social media channels is not incorporated by reference in this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our Investor Relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

ITEM 1A. *RISK FACTORS*

Our business, financial condition, results of operations, cash flows, and prospects, and the prevailing market price and performance of our common stock may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report on Form 10-K, including, without limitation, statements regarding our strategic initiatives, partnerships, or investments, including AutoNation Finance, statements regarding our expectations for the future performance of our business and the automotive retail industry, including during 2025, statements regarding the impact of the CDK Global ("CDK") outage on our business and the availability of insurance or other sources of recovery, as well as other written or oral statements made from time to time by us or by our authorized executive officers on our behalf that describe our objectives, goals, or plans constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including statements that describe our objectives, plans or goals are, or may be deemed to be, forward-looking statements. Words such as "anticipate," "expect," "estimate," "intend," "goal," "target," "project," "plan," "believe," "continue," "may," "will," "could," and variations of such words and similar expressions are intended to identify such forward-looking statements. Our forward-looking statements reflect our current expectations concerning future results and events, and they involve known and unknown risks, uncertainties and other factors that are difficult to predict and may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these statements. These forward-looking statements speak only as of the date of this report, and we undertake no obligation to revise or update these statements to reflect subsequent events or circumstances. The risks, uncertainties, and other factors that our stockholders and prospective investors should consider include, but are not limited to, the following:

Risks Related to Economic Conditions

The automotive retail industry is sensitive to changing economic conditions and various other factors, including, but not limited to, unemployment levels, consumer confidence, fuel prices, interest rates, and tariffs. Our business and results of operations are substantially dependent on new and used vehicle sales levels in the United States and in our particular geographic markets, as well as the gross profit margins that we can achieve on our sales of vehicles, all of which are very difficult to predict.

We believe that many factors affect sales of new and used vehicles and automotive retailers' gross profit margins in the United States and in our particular geographic markets, including the economy, fuel prices, credit availability, interest rates, consumer confidence, consumer shopping preferences and the success of third-party online and mobile sales platforms, the level of personal discretionary spending, labor force participation and unemployment rates, the state of housing markets, vehicle production levels and capacity, auto emission and fuel economy standards, the rate of inflation, currency exchange rates, tariffs, manufacturer incentives (and consumers' reaction to such offers), intense industry competition, the prospects of war, other international conflicts or terrorist attacks, global pandemics, severe weather events, product quality, affordability and innovation, the number of consumers whose vehicle leases are expiring, the length of consumer loans on existing vehicles, and the rise of ride-sharing applications. Changes in interest rates can significantly impact new and used vehicle sales and vehicle affordability due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact interest rates have on customers' borrowing capacity and disposable income. Sales of certain vehicles, particularly trucks and sport utility vehicles that historically have provided us with higher gross profit per vehicle retailed, are sensitive to fuel prices and the level of construction activity. In addition, rapid changes in fuel prices can cause shifts in consumer preferences which are difficult to accommodate given the long lead-time of inventory acquisition. The imposition of new tariffs, quotas, duties, or other restrictions or limitations could increase prices for vehicles and/or parts imported into the United States and adversely impact demand for such vehicles and/or parts. Our vehicle sales, service, and collision businesses could also be adversely affected by changes in the automotive industry driven by new technologies, distribution channels, or products, including ride-sharing applications, subscription services, autonomous and electric vehicles, and accident avoidance technology.

Approximately 16.0 million, 15.6 million, and 13.9 million new vehicles, including retail and fleet vehicles, were sold in the United States in 2024, 2023, and 2022, respectively. Our performance may differ from the performance of the automotive retail industry due to particular economic conditions and other factors in the geographic markets in which we operate. Economic conditions and the other factors described above may also materially adversely impact our sales of parts and automotive repair and maintenance services and automotive finance and insurance products and our ability to approve/ provide financing to customers.

**Risks Related to Vehicle Manufacturers and Other Third-Party Suppliers**

Our new vehicle sales are impacted by the incentive, marketing, and other programs of vehicle manufacturers.

Most vehicle manufacturers from time to time establish various marketing and sales incentive programs designed to spur consumer demand for their vehicles, particularly during periods of excess supply and/or in a flat or declining new vehicle sales market. These programs impact our operations, particularly our sales of new vehicles. Since these programs are often not announced in advance, they can be difficult to plan for when ordering inventory. Furthermore, manufacturers may modify and discontinue these marketing and incentive programs from time to time, which could have a material adverse effect on our results of operations and cash flows.

In prior years, our new vehicle unit volume and new vehicle gross profit on a per vehicle retailed basis were adversely impacted by certain manufacturers' disruptive marketing and sales incentive programs based upon store-level growth targets established by those manufacturers (commonly referred to as "stair-step" incentive programs), which result in multi-tier pricing and adversely impact our ability to compete with other dealers. If those manufacturers continue to use such incentive programs or if other manufacturers adopt similar incentive programs, our operating results could be adversely impacted.

We are dependent upon the success and continued financial viability of the vehicle manufacturers and distributors with which we hold franchises. In addition, we rely on various third-party suppliers for key products and services.

The success of our stores is dependent on vehicle manufacturers in several key respects. First, we rely exclusively on the various vehicle manufacturers for our new vehicle inventory. Our ability to sell new vehicles is dependent on a vehicle manufacturer's ability to design, manufacture, and allocate to our stores an attractive, high-quality, and desirable product mix at the right time and at the right price in order to satisfy customer demand. Second, manufacturers generally support their franchisees by providing direct financial assistance in various areas, including, among others, floorplan assistance and advertising assistance. Third, manufacturers provide product warranties and, in some cases, service contracts to customers.

Our stores perform warranty and service contract work for vehicles under manufacturer product warranties and service contracts, and direct bill the manufacturer as opposed to invoicing the store customer. At any particular time, we have significant receivables from manufacturers for warranty and service work performed for customers. In addition, we rely on manufacturers to varying extents for original equipment manufactured replacement parts, training, product brochures and point of sale materials, and other items for our stores. Our business, results of operations, and financial condition could be materially adversely affected as a result of any event that has a material adverse effect on the vehicle manufacturers or distributors that are our primary franchisors.

The core brands of vehicles that we sell, representing approximately 88% of the new vehicles that we sold in 2024, are manufactured by Toyota (including Lexus), Honda, Ford, General Motors, BMW, Mercedes-Benz, Stellantis, and Volkswagen (including Audi and Porsche). As a result, we are subject to a concentration of risk, and our business could be materially adversely impacted by the financial distress, including bankruptcy, of or other adverse event related to a major vehicle manufacturer or related lender or supplier.

Vehicle manufacturers may be adversely impacted by economic downturns or recessions, significant declines in the sales of their new vehicles, natural disasters, increases in interest rates, adverse fluctuations in currency exchange rates, declines in their credit ratings, liquidity concerns, labor strikes or similar disruptions (including within their major suppliers), supply shortages or rising raw material costs, rising employee benefit costs, vehicle recall campaigns, adverse publicity that may reduce consumer demand for their products (including due to bankruptcy), product defects, litigation, poor product mix or unappealing vehicle design, governmental laws and regulations (including fuel economy requirements), tariffs and other import product restrictions, the rise of ride-sharing applications, or other adverse events. These and other risks could materially adversely affect any manufacturer and impact its ability to profitably design, market, produce, or distribute new vehicles, which in turn could materially adversely affect our ability to obtain or finance our desired new vehicle inventories, our ability to take advantage of manufacturer financial assistance programs, our ability to collect in full or on a timely basis our manufacturer warranty and other receivables, and/or our ability to obtain other goods and services provided by the impacted manufacturer. In addition, vehicle recall campaigns could materially adversely affect our business, results of operations, and financial condition.

Our business could be materially adversely impacted by the bankruptcy of a major vehicle manufacturer or related lender. For example, (i) a manufacturer in bankruptcy could attempt to terminate all or certain of our franchises, in which case we may not receive adequate compensation for our franchises, (ii) consumer demand for such manufacturer's products could be materially adversely affected, (iii) a lender in bankruptcy could attempt to terminate our floorplan financing and demand repayment of any amounts outstanding, (iv) we may be unable to arrange financing for our customers for their vehicle purchases and leases through such lender, in which case we would be required to seek financing with alternate financing sources, which may be difficult to obtain on similar terms, if at all, (v) we may be unable to collect some or all of our significant receivables that are due from such manufacturer or lender, and we may be subject to preference claims relating to payments made by such manufacturer or lender prior to bankruptcy, and (vi) such manufacturer may be relieved of its indemnification obligations with respect to product liability claims. Additionally, any such bankruptcy may result in us being required to incur impairment charges with respect to the inventory, fixed assets, right-of-use assets, and intangible assets related to certain franchises, which could adversely impact our results of operations and financial condition.

Further, we rely on various third-party suppliers for key products and services to support our business, including CDK, the provider of our dealer management system ("DMS"), which supports our dealership operations, including our sales, service, inventory, customer relationship management, and accounting functions. Outsourcing to third-party suppliers reduces our direct control over the services rendered, as we do not have control over their business operations, governance, or compliance systems, practices, and procedures. If our suppliers fail to deliver products or services on a timely basis and at reasonable prices for any reason, or if the third-parties' services are interrupted, disabled, sub-standard, or otherwise deficient, as they have been or may be in the future, our business continuity or recovery programs may not be sufficient to mitigate the harm that may result, and we could face difficulties operating our business and suffer reputational harm, and our results of operations and financial condition could be adversely impacted. See the risk factor, *"We depend on information technology for our business and are subject to risks related to cybersecurity threats and incidents, including those affecting our third-party suppliers and other service providers. A failure of our information systems or any cybersecurity breaches or unauthorized disclosure of confidential information could have a material adverse effect on our business, disrupt our business, and adversely impact our reputation and results of operations"* below for additional information on the CDK cyber incident in June 2024.

We are subject to restrictions imposed by, and significant influence from, vehicle manufacturers that may adversely impact our business, financial condition, results of operations, cash flows, and prospects, including our ability to acquire additional stores.

Vehicle manufacturers and distributors with whom we hold franchises have significant influence over the operations of our stores. The terms and conditions of our framework, franchise, and related agreements and the manufacturers' interests and objectives may, in certain circumstances, conflict with our interests and objectives. For example, manufacturers can set performance standards with respect to sales volume, sales effectiveness, and customer satisfaction or loyalty, and can influence our ability to acquire additional stores, the naming and marketing of our stores, our digital channels, our selection of store management, product stocking and advertising spending levels, and the level at which we capitalize our stores. Manufacturers also impose minimum facility requirements that can require significant capital expenditures. Manufacturers may also have certain rights to restrict our ability to provide guaranties of our operating companies, pledges of the capital stock of our subsidiaries, and liens on our assets, which could adversely impact our ability to obtain financing for our business and operations on favorable terms or at desired levels. From time to time, we are precluded under agreements with certain manufacturers from acquiring additional franchises, or subject to other adverse actions, to the extent we are not meeting certain performance criteria at our existing stores (with respect to matters such as sales volume, sales effectiveness, and customer satisfaction or loyalty) until our performance improves in accordance with the agreements, subject to applicable state franchise laws.

Manufacturers also have the right to establish new franchises or relocate existing franchises, subject to applicable state franchise laws. The establishment or relocation of franchises in our markets could have a material adverse effect on the financial condition, results of operations, cash flows, and prospects of our stores in the market in which the franchise action is taken.

Our framework, franchise, and related agreements also grant the manufacturer the right to terminate or compel us to sell our franchise for a variety of reasons (including uncured performance deficiencies, any unapproved change of ownership or management, or any unapproved transfer of franchise rights or impairment of financial standing or failure to meet capital requirements), subject to applicable state franchise laws. From time to time, certain major manufacturers assert sales and customer satisfaction performance deficiencies under the terms of our framework and franchise agreements. Additionally, our framework agreements contain restrictions regarding a change in control, which may be outside of our control. See "Agreements with Vehicle Manufacturers" in Part I, Item 1 of this Form 10-K. While we believe that we will be able to renew all of our franchise agreements, we cannot guarantee that all of our franchise agreements will be renewed or that the terms of the renewals will be favorable to us. We cannot assure you that our stores will be able to comply with manufacturers' sales, customer satisfaction, loyalty, performance, facility, and other requirements in the future, which may affect our ability to acquire new stores or renew our franchise agreements, or subject us to other adverse actions, including termination or compelled sale of a franchise, any of which could have a material adverse effect on our financial condition, results of operations, cash flows, and prospects. Furthermore, we rely on the protection of state franchise laws in the states in which we operate and if those laws are repealed or weakened, our framework, franchise, and related agreements may become more susceptible to termination, non-renewal, or renegotiation.

In addition, we have granted certain manufacturers the right to acquire, at fair market value, our automotive dealerships franchised by that manufacturer in specified circumstances in the event of our default under certain of our debt agreements.

Risks Related to Strategic Initiatives

We are investing significantly in various strategic initiatives, including the planned expansion of our AutoNation Finance business, our AutoNation USA used vehicle stores, and our AutoNation Mobile Service business, and if they are not successful, we will have incurred significant expenses without the benefit of improved financial results.

We have invested and will continue to invest substantial resources in marketing activities with the goals of, among other things, extending and enhancing the AutoNation retail brand and attracting consumers to our own digital channels. We are also investing significantly in various strategic initiatives, including the planned expansion of our AutoNation Finance business, our AutoNation USA used vehicle stores, and our AutoNation Mobile Service business. These strategic initiatives may be impacted by a number of variables, including customer adoption, availability of used vehicle inventory, demand for our branded products, market conditions, and our ability to identify, acquire, and build out suitable locations in a timely manner. There can be no assurance that these initiatives will be successful or that the amount we invest in these initiatives will result in improved financial results. If our initiatives are not successful, we will have incurred significant expenses without the benefit of improved financial results, and we may be required to incur impairment charges.

If we are not able to maintain and enhance our retail brands and reputation or to attract consumers to our own digital channels, or if events occur that damage our retail brands, reputation, or sales channels, our business and financial results may be harmed.

We have made significant investments to build an excellent reputation as an automotive retailer in the United States in a highly competitive industry. All of our Domestic and Import stores are unified under the AutoNation retail brand. We believe that our continued success will depend on our ability to maintain and enhance the value of our retail brands across all of our sales channels, including in the communities in which we operate, and to attract consumers to our own digital channels.

Consumers are increasingly shopping for new and used vehicles, automotive repair and maintenance services, and other automotive products and services online and through mobile applications, including through third-party online and mobile sales platforms, with which we compete. We have invested and will continue to invest substantial resources on offering our vehicles and services through digital channels. There can be no assurance that our initiatives and investments in digital channels will be successful or result in improved financial performance. We face increased competition for market share from other automotive retailers and sales platforms, including electric vehicle manufacturers who sell directly to consumers, that have also invested substantial resources on offering their vehicles and services through digital channels. If we fail to preserve the value of our retail brands, maintain our reputation, or attract consumers to our own digital channels, our business could be adversely impacted.

In addition, an isolated business incident at a single store could materially adversely affect our other stores, retail brands, reputation, and sales channels, particularly if such incident results in adverse publicity, governmental investigations, or litigation. The growing use of social media by consumers increases the speed and extent that information and opinions can be shared, and negative posts or comments on social media about AutoNation or any of our stores could materially damage our retail brands, reputation, and sales channels.

We are subject to various risks associated with originating and servicing auto finance loans through indirect lending to customers, any of which could have an adverse effect on our business.

We originate and service consumer auto finance loans through AutoNation Finance, our captive auto finance company. We are subject to various risks in this business, including the risk that our borrowers do not repay their loans and that the vehicle collateral securing the payment of their loans may not be sufficient to ensure full repayment. Credit losses are an inherent risk of our auto loan portfolio, and changes in the availability or cost of financing, such as our securitized funding sources or warehouse facilities, to support the origination of auto loans receivable could adversely affect our results of operations. In addition, finance companies are highly regulated by governmental authorities, as discussed in the risk factors under the heading, "Risks Related to Legal, Regulatory, and Compliance Matters."


Risks Related to Legal, Regulatory, and Compliance Matters


New laws, regulations, or governmental policies in response to climate change, including fuel economy and greenhouse gas emission standards, or changes to existing standards, could adversely impact our business, results of operations, financial condition, cash flow, and prospects.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental initiatives aimed to mitigate those impacts. Consumers may also change their behavior as a result of these concerns. We will need to respond to new laws and regulations as well as consumer preferences resulting from climate change concerns which may affect vehicle manufacturers' ability to produce cost effective vehicles. Laws and regulations enacted that directly or indirectly affect vehicle manufacturers (through an increase in the cost of production or their ability to produce satisfactory products) or our business (through an impact on our inventory availability, cost of sales, operations, or demand for the products we sell) could materially adversely impact our business, results of operations, financial condition, cash flow, and prospects.

In addition, vehicle manufacturers are subject to government-mandated fuel economy and greenhouse gas, or GHG, emission standards, which continue to change and become more stringent over time. Significant increases in fuel economy requirements or new federal or state restrictions on emissions of carbon dioxide that may be imposed on vehicles and automobile fuels could adversely affect demand for vehicles, annual miles driven, or the products we sell.

We are subject to numerous legal and administrative proceedings, which, if the outcomes are adverse to us, could materially adversely affect our business, results of operations, financial condition, cash flows, and prospects.

We are involved, and will continue to be involved, in numerous legal proceedings arising out of the conduct of our business, including litigation with customers, wage and hour and other employment-related lawsuits, and actions brought by governmental authorities. Some of these lawsuits purport or may be determined to be class or collective actions and seek substantial damages or injunctive relief, or both, and some may remain unresolved for several years. The results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, cash flows, and prospects.

Our operations are subject to extensive governmental laws and regulations. If we are found to be in purported violation of or subject to liabilities under any of these laws or regulations, or if new laws or regulations are enacted that adversely affect our operations, our business, operating results, and prospects could suffer.

The automotive retail and finance industry, including our facilities and operations, is subject to a wide range of federal, state, and local laws and regulations, such as those relating to motor vehicle sales, retail installment sales, leasing, finance and insurance products, indirect auto financing, origination and servicing of consumer auto finance loans, vehicle protection products, advertising, licensing, consumer protection, consumer privacy, escheatment, anti-money laundering, the environment, vehicle emissions and fuel economy, health and safety, and employment practices. With respect to motor vehicle sales, retail installment sales, leasing, finance and insurance products, vehicle protection products, and advertising, we are subject to various laws and regulations, the violation of which could subject us to consumer class action or other lawsuits or governmental investigations and adverse publicity, in addition to administrative, civil, or criminal sanctions. With respect to our indirect auto financing and origination and servicing of consumer auto finance loans through our captive auto finance company, we are subject to extensive governmental laws and regulations relating to finance companies that could subject us to regulatory enforcement actions, including consent orders or similar orders where we may be required to revise the practices of our captive auto finance company, remunerate customers, or pay fines. In addition, as the assignee of consumer loans previously originated by third-party dealers prior to October 2023, our captive auto finance company could be named as a co-defendant in litigation initiated by consumers primarily against a specific dealer. Our captive auto finance company may also be involved in litigation with dealers or other third-party service providers, which could materially adversely impact our business, operating results, and prospects. With respect to employment practices, we are subject to various laws and regulations, including complex federal, state, and local wage and hour and anti-discrimination laws. We are also subject to lawsuits and governmental investigations alleging violations of these laws and regulations, including purported class action lawsuits, which could result in significant liability, fines, and penalties. See the risk factor "*We are subject to numerous legal and administrative proceedings, which, if the outcomes are adverse to us, could materially adversely affect our business, results of operations, financial condition, cash flows, and prospects*" above. The violation of other laws and regulations to which we are subject also can result in administrative, civil, or criminal sanctions against us, which may include a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business, as well as significant fines and penalties. We currently devote significant resources to comply with applicable federal, state, and local regulation of health, safety, environmental, zoning, and land use regulations, and we may need to spend additional time, effort, and money to keep our operations and existing or acquired facilities in compliance therewith. In addition, we may be subject to broad liabilities arising out of contamination at our currently and formerly owned or operated facilities, at locations to which hazardous substances were transported from such facilities, and at such locations related to entities formerly affiliated with us. Although for some such liabilities we believe we are entitled to indemnification from other entities, we cannot assure you that such entities will view their obligations as we do or will be able to satisfy them. Failure to comply with applicable laws and regulations or the unfavorable resolution of one or more lawsuits, regulatory enforcement actions, or governmental investigations may have an adverse effect on our business, results of operations, financial condition, cash flows, and prospects.

The Dodd-Frank Act established the CFPB, an independent federal agency funded by the United States Federal Reserve with broad regulatory powers and limited oversight from the United States Congress. Although automotive dealers are generally excluded from the Dodd-Frank Act, the CFPB could engage in additional, indirect regulation of automotive dealers, in particular, their sale and marketing of finance and insurance products, through its regulation of automotive finance companies and other financial institutions. Further, the CFPB has supervisory authority over certain non-bank lenders, including automotive finance companies, such as our captive auto finance company. The CFPB can use this authority to conduct supervisory examinations or initiate enforcement actions and/or litigation to ensure compliance with various federal consumer protection laws. The CFPB, other federal agencies, state governmental authorities, and individuals could assert claims arising out of actual or alleged violations of law, which could expose us to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines, in addition to adverse publicity.

The Dodd-Frank Act also provided the FTC with new and expanded authority regarding automotive dealers, and the FTC has implemented an enforcement initiative relating to the advertising practices of automotive dealers. In January 2024, the FTC published the Combating Auto Retail Scams Final Rule ("CARS Rule"), which prohibits certain automotive sales and marketing practices and establishes significant new dealer disclosure and record-keeping requirements broadly applicable throughout the car-buying process. The Fifth Circuit Court of Appeals has recently vacated the CARS Rule on procedural grounds, but the FTC could appeal such ruling or take other actions to reissue the CARS Rule in a manner that conforms with the Fifth Circuit's judgment. To the extent that the CARS Rule ultimately becomes effective or that states enact similar requirements, we may be subject to new administrative burdens that would likely increase our costs and could expose us to significant damages, other penalties, and/or adverse publicity.

Regulation from the CFPB, other federal agencies, or state agencies could lead to significant changes in the manner that dealers are compensated for arranging customer financing, and while it is difficult to predict how any such changes might impact us, any adverse changes could have a material adverse impact on our finance and insurance business and results of operations.

**Risks Related to Cybersecurity**

We depend on information technology for our business and are subject to risks related to cybersecurity threats and incidents, including those affecting our third-party suppliers and other service providers. A failure of our information systems or any cybersecurity breaches or unauthorized disclosure of confidential information could have a material adverse effect on our business, disrupt our business, and adversely impact our reputation and results of operations.

Our business is dependent upon the efficient operation of our information systems. We rely on our information systems to manage, among other things, our sales, inventory, and service efforts, including through our digital channels, and customer information, as well as to prepare our consolidated financial and operating data. The failure of our information systems to perform as designed or the failure to maintain and enhance or protect the integrity of these systems could disrupt our business operations, impact sales and results of operations, expose us to customer or third-party claims, or result in adverse publicity. Additionally, we collect, process, and retain sensitive and confidential customer information in the normal course of our business. Our facilities and systems could experience security breaches, malicious software (malware, ransomware, and viruses), lost or misplaced data, programming errors, human errors, acts of vandalism, or other events. For example, several well-known retailers and other large companies have disclosed high-profile security breaches involving sophisticated and highly targeted attacks on their company's infrastructure or their customers' data, which were not recognized or detected until after such retailers had been affected notwithstanding the preventative measures such retailers had in place.

In addition, we rely on third-party service providers to support our operations, including CDK, the provider of our DMS. These third-party service providers, with whom we may share data, are subject to similar risks as we are relating to cybersecurity, privacy violations, business interruption, and systems, as well as employee failures. We do not have control over third-party service providers' business operations, governance, or compliance systems, practices, and procedures, and management of multiple third-party service providers increases our operational complexity. Third-parties' services have been and may in the future be interrupted, disabled, sub-standard, or otherwise deficient, including as a result of a cybersecurity incident, and we have in the past incurred, and may in the future incur, additional costs as a result, including disruption to our information systems and business operations and reputational harm. For example, in June 2024, we were notified by CDK that it was experiencing a cyber incident impacting its systems, including the systems necessary to support our DMS, which supports our dealership operations, including our sales, service, inventory, customer relationship management, and accounting functions ("Core Functions"). The incident resulted in outages of our DMS and Core Functions (the "CDK outage"), causing disruption and adverse impacts to our business, including our productivity. Access to our DMS and Core Functions was restored by the end of June 2024. Certain ancillary systems and integrations, such as those that help automate ordering, scheduling, payment, sales, and reporting processes, were restored by the end of July with residual impacts resolved by the end of the third quarter 2024. See "Results of Operations" in Part II, Item 7 of this Form 10-K for a discussion on the financial impact of the CDK outage to our 2024 results.

Future cybersecurity incidents or other events involving our information technology systems or those of our third-party service providers may disrupt our information systems and business operations, result in the theft, misappropriation, loss, or other unauthorized disclosure of confidential information, damage our reputation, expose us to the risks of litigation and liability, or reduce our customers' willingness to do business with us, which could adversely affect our business, financial condition, and results of operations.

**Risks Relating to our Indebtedness**

Our debt agreements contain certain financial ratios and other restrictions on our ability to conduct our business, and our substantial indebtedness could adversely affect our financial condition and operations and prevent us from fulfilling our debt service obligations.

The credit agreement governing our revolving credit facility and the indentures relating to our senior unsecured notes contain covenants that limit the discretion of our management with respect to various business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make investments, and to sell or otherwise dispose of assets and to merge or consolidate with other entities. A failure by us to comply with the obligations contained in any of our debt agreements could result in an event of default, which could permit acceleration of the related debt as well as acceleration of debt under other debt agreements that contain cross-acceleration or cross-default provisions. If any debt is accelerated, our liquid assets may not be sufficient to repay in full such indebtedness and our other indebtedness. Additionally, we have granted certain manufacturers the right to acquire, at fair market value, our automotive stores franchised by those manufacturers in specified circumstances in the event of our default under our debt agreements.

Under our credit agreement, we are required to remain in compliance with a maximum leverage ratio and a minimum interest coverage ratio. See "Liquidity and Capital Resources — Restrictions and Covenants" in Part II, Item 7 of this Form 10-K. If our earnings decline, we may be unable to comply with the financial ratios required by our credit agreement. In such case, we would seek an amendment or waiver of a covenant of our credit agreement or consider other options, such as raising capital through an equity issuance to pay down debt, which could be dilutive to stockholders. There can be no assurance that our lenders would agree to an amendment or waiver of a covenant of our credit agreement. In the event we obtain an amendment or waiver of a covenant of our credit agreement, we would likely incur additional fees and higher interest expense.

As of December 31, 2024, we had $3.8 billion of total non-vehicle long-term debt, $3.7 billion of vehicle floorplan financing, and $801.5 million of non-recourse debt under our warehouse facilities. Our substantial indebtedness could have important consequences. For example:

- We may have difficulty satisfying our debt service obligations and, if we fail to comply with these requirements, an event of default could result;

- We may be required to dedicate a substantial portion of our cash flow from operations to make required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures, acquisitions, strategic initiatives, investments, and other general corporate activities;

- A downgrade in our credit ratings could negatively impact the interest rate payable on certain of our senior notes and could negatively impact our ability to issue, or the interest rates for, commercial paper notes;

- Covenants relating to our indebtedness may limit our ability to obtain financing for working capital, capital expenditures, acquisitions, investments, originating auto loans receivable, and other general corporate activities;

- Covenants relating to our indebtedness may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- We may be more vulnerable to the impact of economic downturns and adverse developments in our business;

- We may be placed at a competitive disadvantage against any less leveraged competitors;

- Our variable interest rate debt will fluctuate with changing market conditions and, accordingly, our interest expense will increase if interest rates rise;

- An increase in our leverage ratio could negatively impact the applicable margins on interest rates charged for borrowings under our revolving credit facility; and

- Future share repurchases may be limited by the maximum leverage ratio and/or minimum interest coverage ratio described above.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects, and ability to satisfy our debt service obligations.

We are subject to interest rate risk in connection with our vehicle floorplan payables, revolving credit facility, commercial paper program, and warehouse facilities that could have a material adverse effect on our profitability.

Our vehicle floorplan payables, revolving credit facility, and warehouse facilities are subject to variable interest rates, and the interest rate for our commercial paper notes varies based on duration and market conditions. Accordingly, our interest expense will fluctuate with changing market conditions and will increase if interest rates rise. Instability or disruptions of the capital markets, including credit markets, or the deterioration of our financial condition due to internal or external factors, could restrict or prohibit our access to capital markets and increase our financing costs. In addition, our net new vehicle inventory carrying expense (new vehicle floorplan interest expense net of floorplan assistance that we receive from automotive manufacturers) may increase due to changes in interest rates, inventory levels, and manufacturer assistance. We cannot assure you that a significant increase in interest rates or inventory levels or decrease in manufacturer floorplan assistance would not have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Risks Relating to Accounting Matters

Goodwill and other intangible assets comprise a significant portion of our total assets. We must test our goodwill and other intangible assets for impairment at least annually, which could result in a material, non-cash write-down of goodwill or franchise rights and could have a material adverse impact on our results of operations and shareholders' equity.

Goodwill and indefinite-lived intangible assets are subject to impairment assessments at least annually (or more frequently when events or changes in circumstances indicate that an impairment may have occurred) by applying a fair-value based test. Our principal intangible assets are goodwill and our rights under our franchise agreements with vehicle manufacturers. A decrease in our market capitalization or profitability increases the risk of goodwill impairment. Negative or declining cash flows or a decline in actual or planned revenues for our stores increases the risk of franchise rights impairment. An impairment loss could have a material adverse impact on our results of operations and shareholders' equity. During 2024, we recorded non-cash impairment charges of $12.5 million associated with franchise rights at certain of our stores. See Note 19 of the Notes to Consolidated Financial Statements for more information.

Our minority equity investments with readily determinable fair values are required to be measured at fair value each reporting period, which could adversely impact our results of operations and financial condition. The carrying values of our minority equity investments that do not have readily determinable fair values are required to be adjusted for observable price changes or impairments, both of which could adversely impact our results of operations and financial condition.

Our minority equity investments with readily determinable fair values are required to be measured at fair value each reporting period. Changes in the fair values of the underlying equity securities could result in unrealized gains or losses related to these investments. A material decrease in the fair values of these equity investments could adversely impact our results of operations and financial condition.

We have elected to measure our minority equity investments that do not have readily determinable fair values using a measurement alternative permitted by accounting standards, and we recorded these equity investments at cost to be subsequently adjusted for observable price changes or impairment, if any. There may be future issuances of identical or similar equity securities by the same issuer that would result in observable price changes that could result in upward or downward adjustments to these equity investments. A material downward adjustment to or impairment of these equity investments could adversely impact our results of operations and financial condition. During 2024, we identified an observable transaction for the issuance of similar equity securities of the same issuer of one of our equity investments and recorded a downward adjustment to this equity investment of $8.4 million based on the observable price change.

Risks Relating to our Stockholders

Our largest stockholders, as a result of their ownership stakes in us, may have the ability to exert substantial influence over actions to be taken or approved by our stockholders. In addition, future share repurchases and fluctuations in the levels of ownership of our largest stockholders could impact the volume of trading, liquidity, and market price of our common stock.

Based on filings made with the SEC through February 12, 2025, William H. Gates III beneficially owns approximately 18.1% of the outstanding shares of our common stock, through holdings by Cascade Investment, L.L.C. ("Cascade"), which is solely owned by Mr. Gates. As a result, Cascade may have the ability to exert substantial influence over actions to be taken or approved by our stockholders, including the election of directors and any transactions involving a change of control.

Based on filings made with the SEC through February 12, 2025, ESL Investments, Inc. together with certain of its investment affiliates (collectively, "ESL") beneficially owns approximately 8.3% of the outstanding shares of our common stock. As a result, ESL may also have the ability to exert substantial influence over actions to be taken or approved by our stockholders, including the election of directors and any transactions involving a change of control.

In the future, our largest stockholders may acquire or dispose of shares of our common stock and thereby increase or decrease their ownership stake in us. Significant fluctuations in the levels of ownership of our largest stockholders could impact the volume of trading, liquidity, and market price of our common stock.

In the aggregate, based on filings made with the SEC through February 12, 2025, William H. Gates III and ESL beneficially own approximately 26.4% of our outstanding shares. Future share repurchases by the Company, together with any future share purchases by our affiliates, will reduce our "public float" (shares owned by non-affiliate stockholders and available for trading). Such reduction in our public float could decrease the volume of trading and liquidity of our common stock, could lead to increased volatility in the market price of our common stock, or could adversely impact the market price of our common stock.

General Risk Factors

Natural disasters and adverse weather events, including the effects of climate change, can disrupt our business.

Our stores are concentrated in states and regions in the United States, including primarily Florida, California, and Texas, in which actual or threatened natural disasters and severe weather events (such as hailstorms, hurricanes, earthquakes, fires, tornadoes, snowstorms, and landslides) may disrupt our store operations, which may adversely impact our business, results of operations, financial condition, and cash flows. The effects of climate change may serve as a risk multiplier increasing the frequency, severity, and duration of natural disasters and adverse weather events that may affect our business operations. In addition to business interruption, the automotive retail business is subject to substantial risk of property loss due to the significant concentration of property values at store locations.

We cannot assure you that we will not be exposed to uninsured or underinsured losses that could have a material adverse effect on our business, financial condition, results of operations, or cash flows. In addition, natural disasters and adverse weather events, including the effects of climate change, may adversely impact new vehicle production and the global automotive supply chain, which in turn could materially adversely impact our business, results of operations, financial conditions, and cash flows.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C. *CYBERSECURITY*

Risk Management and Strategy

We have developed and continue to enhance our cybersecurity governance program to help protect the security of our computer systems, software, networks, and other technology assets against material risks from cybersecurity threats, including unauthorized attempts to access confidential information or to disrupt or degrade our business operations. Our cybersecurity governance program is strategically integrated into our broader risk management framework and aims to (1) proactively manage cyber and information security risks at AutoNation, (2) implement the internal controls required by cybersecurity regulatory requirements as well as AutoNation's information security control objective documents and information security standards, and (3) improve the efficiency, maturity, and effectiveness of technology functions and processes.

We regularly evaluate new and emerging risks and ever-changing legal and compliance requirements and examine the effectiveness and maturity of our cyber defenses through various means, including internal audits, targeted testing, incident response exercises, maturity assessments, and industry benchmarking. We also dedicate significant resources that are designed to secure our systems and to protect confidential information, such as firewalls, endpoint protection, and behavior analysis tools, among others, and engage with a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating and testing our risk management systems. In addition, we annually perform a risk assessment of our third-party service providers.

To date, risks from cybersecurity threats have not materially affected us, and we currently do not expect that the risks from cybersecurity threats are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. Despite our efforts to ensure the integrity of our computer systems, software, networks, and other technology assets, we may not be able to anticipate, detect, or recognize threats to our systems and assets, or to implement effective preventive measures against all cyber threats, especially because the techniques used are increasingly sophisticated, change frequently, are complex, and are often not recognized until launched. See the risk factor "*We depend on information technology for our business and are subject to risks related to cybersecurity threats and incidents, including those affecting our third-party suppliers and other service providers. A failure of our information systems or any cybersecurity breaches or unauthorized disclosure of confidential information could have a material adverse effect on our business, disrupt our business, and adversely impact our reputation and results of operations.*" in Part I, Item 1A of this Form 10-K.

Governance

Our Board of Directors is acutely aware of the critical nature of managing risks associated with cybersecurity threats and oversees risks associated with cybersecurity threats. The Board's Audit Committee is central to the Board's oversight of cybersecurity risks and bears the primary responsibility for this area. The Audit Committee is composed of independent directors with diverse expertise, including risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively.

Our Chief Information Security Officer ("CISO") plays a pivotal role in informing the Audit Committee on cybersecurity risks. He provides comprehensive briefings to the Audit Committee on a quarterly basis or more frequently as needed. These briefings encompass a broad range of topics, including emerging threats, the status of ongoing cybersecurity initiatives, and incident reports and learnings from any cybersecurity events. The Audit Committee actively participates and offers guidance in strategic decisions related to cybersecurity. This involvement helps ensure that cybersecurity considerations are integrated into our broader strategic objectives.

Our CISO is responsible for assessing, monitoring, and managing our cybersecurity risks. With nearly three decades of experience in the field of cybersecurity, including extensive experience as an enterprise CISO, his in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our CISO oversees our cybersecurity governance programs, tests our compliance with applicable standards, remediates known risks, and leads our employee cybersecurity training program.

Our CISO is continually informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques. This ongoing knowledge acquisition is crucial for the effective prevention, detection, mitigation, and remediation of cybersecurity incidents. In the event of a cybersecurity incident, our CISO is equipped with a well-defined incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents.

Our CISO regularly informs our Chief Executive Officer and Chief Financial Officer of all aspects related to cybersecurity risks and incidents. This helps ensure that the highest levels of management are kept abreast of the cybersecurity posture and potential risks facing the Company. Furthermore, significant cybersecurity matters and strategic risk management decisions are escalated to our Board of Directors, ensuring that they have comprehensive oversight and can provide guidance on critical cybersecurity issues.

ITEM 2. *PROPERTIES*

We lease our current corporate headquarters facility in Fort Lauderdale, Florida, pursuant to a lease expiring on December 31, 2029. We also own or lease numerous facilities relating to our operations under each of our operating segments. These facilities are located in the following 20 states: Alabama, Arizona, California, Colorado, Florida, Georgia, Illinois, Maryland, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, South Carolina, Tennessee, Texas, Virginia, and Washington. These facilities consist primarily of automobile showrooms, display lots, service facilities, collision repair centers, parts distribution centers, supply facilities, automobile storage lots, parking lots, and offices. We believe that our facilities are sufficient for our current needs and are in good condition in all material respects.

ITEM 3. *LEGAL PROCEEDINGS*

See Note 20 of the Notes to Consolidated Financial Statements for information about our legal proceedings, which is incorporated herein by reference.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information, Holders, and Dividends

Our common stock is traded on the New York Stock Exchange under the symbol "AN." As of February 12, 2025, there were 976 holders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions.

We have not declared or paid any cash dividends on our common stock during our two most recent fiscal years. We do not currently anticipate paying cash dividends for the foreseeable future.

Issuer Purchases of Equity Securities

The table below sets forth information with respect to shares of common stock repurchased by AutoNation, Inc. during the three and twelve months ended December 31, 2024.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (in millions) [1]
October 1, 2024 – October 31, 2024	—	$ —	—	$ 965.1
November 1, 2024 – November 30, 2024	369,900	$ 163.09	369,900	$ 904.8
December 1, 2024 – December 31, 2024	257,748	$ 170.82	257,748	$ 860.8
Total for three months ended December 31, 2024	627,648		627,648	
Total for twelve months ended December 31, 2024	2,859,655		2,859,655	

(1) Our Board of Directors from time to time authorizes the repurchase of shares of our common stock up to a certain monetary limit. The most recent authorization by the Board of Directors was announced on April 26, 2024 for repurchases of up to an additional $1.0 billion. In 2024, all of the shares that we repurchased were repurchased under our stock repurchase program. As of February 12, 2025, $860.8 million remained available under our stock repurchase limit. Our stock repurchase program does not have an expiration date.

Stock Performance Graph

The following graph and table compare the cumulative total stockholder return on our common stock from December 31, 2019 through December 31, 2024 with the performance of: (i) the Standard & Poor's ("S&P") 500 Index and (ii) a self-constructed peer group consisting of other public companies in the automotive retail market, referred to as the "Public Auto Retail Peer Group." The Public Auto Retail Peer Group consists of Asbury Automotive Group, Inc., CarMax, Inc., Group 1 Automotive, Inc., Lithia Motors, Inc., Penske Automotive Group, Inc., and Sonic Automotive, Inc., and these companies are weighted by market capitalization. We have created these comparisons using data supplied by Research Data Group, Inc. The comparisons reflected in the graph and table are not intended to forecast the future performance of our stock and may not be indicative of future performance. The graph and table assume that $100 was invested on December 31, 2019 in each of our common stock, the S&P 500 Index, and the Public Auto Retail Peer Group and that any dividends were reinvested.

Comparison of Five-Year Cumulative Return for AutoNation, Inc., the S&P 500 Index,
and the Public Auto Retail Peer Group



	12/2019	12/2020	12/2021	12/2022	12/2023	12/2024
AutoNation Inc.	100.00	143.51	240.28	220.65	308.82	349.25
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
Public Auto Retail Peer Group	100.00	125.66	169.74	122.92	171.62	186.35

ITEM 6. *[RESERVED]*

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with Part I, including matters set forth in the "Risk Factors" section of this Form 10-K, and our Consolidated Financial Statements and notes thereto included in Part II, Item 8 of this Form 10-K. This section of this Form 10-K includes discussion of year-to-year comparisons between 2024 and 2023. Discussion of year-to-year comparisons between 2023 and 2022 (other than for AutoNation Finance, a new reportable segment, for which discussion is included herein) can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Except to the extent that differences among reportable segments are material to an understanding of our business taken as a whole, we present the discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations on a consolidated basis.

Certain amounts have been reclassified from the previously reported financial statements to conform to the financial statement presentation of the current period.

Overview

AutoNation, Inc., through its subsidiaries, is one of the largest automotive retailers in the United States. As of December 31, 2024, we owned and operated 325 new vehicle franchises from 243 stores located in the United States, predominantly in major metropolitan markets in the Sunbelt region. Our stores, which we believe include some of the most recognizable and well known in our key markets, sell 31 different new vehicle brands. The core brands of new vehicles that we sell, representing approximately 88% of the new vehicles that we sold in 2024, are manufactured by Toyota (including Lexus), Honda, Ford, General Motors, BMW, Mercedes-Benz, Stellantis, and Volkswagen (including Audi and Porsche). As of December 31, 2024, we also owned and operated 52 AutoNation-branded collision centers, 24 AutoNation USA used vehicle stores, 4 AutoNation-branded automotive auction operations, 3 parts distribution centers, a mobile automotive repair and maintenance business, and an auto finance company.

We offer a diversified range of automotive products and services, including new vehicles, used vehicles, "parts and service" (also referred to as "After-Sales"), which includes automotive repair and maintenance services as well as wholesale parts and collision businesses, and automotive "finance and insurance" products (also referred to as "Customer Financial Services"), which include vehicle service and other protection products, as well as the arranging of financing for vehicle purchases through third-party finance sources. We also offer indirect financing through our captive auto finance company on vehicles we sell.

As of December 31, 2024, we had four reportable segments: Domestic, Import, Premium Luxury, and AutoNation Finance. Our Domestic segment is comprised of retail automotive franchises that sell new vehicles manufactured by Ford, General Motors, and Stellantis. Our Import segment is comprised of retail automotive franchises that sell new vehicles manufactured primarily by Toyota, Honda, Hyundai, Subaru, and Nissan. Our Premium Luxury segment is comprised of retail automotive franchises that sell new vehicles manufactured primarily by Mercedes-Benz, BMW, Lexus, Audi, and Jaguar Land Rover. The franchises in each of our Domestic, Import, and Premium Luxury segments also sell used vehicles, parts and automotive repair and maintenance services, and automotive finance and insurance products. AutoNation Finance is our captive auto finance company, which provides indirect financing to qualified retail customers on vehicles we sell.

For the year ended December 31, 2024, new vehicle sales accounted for 49% of our total revenue and 16% of our total gross profit. Used vehicle sales accounted for 29% of our total revenue and 9% of our total gross profit. Our parts and service operations, while comprising 17% of our total revenue, contributed 46% of our total gross profit. Our finance and insurance sales, while comprising 5% of our total revenue, contributed 28% of our total gross profit.

Market Conditions

Full-year U.S. industry new vehicle unit sales were 16.0 million in 2024, as compared to 15.6 million in 2023, and 13.9 million in 2022. Although still below historical levels, new vehicle inventory levels continued to increase during 2024 due to higher levels of manufacturer vehicle production. The increasing supply and availability of new vehicle inventory, which varies by make and model, has resulted in moderation of new vehicle pricing and margins, which we expect will continue in 2025. Additionally, the increased availability and affordability of new vehicles and an increase in manufacturer new vehicle incentives, including low-interest financing and customer rebates, has resulted in a shift in mix from used vehicles to new vehicles. Lower new vehicle sales in recent years has also resulted in lower availability of used vehicle inventory, particularly for late model vehicles.

System Outage Due to CDK Cyber Incident

On June 19, 2024, we were notified by CDK that it was experiencing a cyber incident impacting its systems, including the systems necessary to support our DMS, which supports our dealership operations, including our Core Functions. The incident resulted in outages of our DMS and Core Functions, also referred to as the CDK outage, causing disruption and adverse impacts to our business, including our productivity. Access to our DMS and Core Functions was restored as of June 29, 2024. Certain ancillary systems and integrations, such as those that help automate ordering, scheduling, payment, sales, and reporting processes, were restored by the end of July with residual impacts resolved by the end of the third quarter 2024. See "Results of Operations" below for a discussion on the financial impact of the CDK outage to our 2024 results.

Results of Operations

We had net income of $692.2 million and diluted earnings per share of $16.92 in 2024, as compared to net income of $1.0 billion and diluted earnings per share of $22.74 in 2023.

Our total gross profit decreased 7% during 2024, as compared to 2023, driven by decreases in new vehicle gross profit of 27%, used vehicle gross profit of 14%, and finance and insurance gross profit of 4%, partially offset by an increase in parts and service gross profit of 3%. New vehicle gross profit was adversely impacted by a decrease in gross profit per vehicle retailed ("PVR") resulting from increasing supply and availability of new vehicle inventory, which has resulted in moderation of margins. Used vehicle gross profit was adversely impacted by a decrease in used vehicle unit volume and a shift in mix towards lower-priced entry-level vehicles, which have relatively lower average gross profit PVR. Finance and insurance gross profit was adversely impacted by an increase in retail vehicle sales financed through our captive auto finance company, which we expect will be offset by greater profitability generated by our AutoNation Finance business over time. Parts and service results benefited primarily from an increase in gross profit from warranty service and customer-pay service.

SG&A expenses were impacted by certain one-time costs related to the CDK outage, principally consisting of compensation of approximately $43 million paid to commission-based associates to ensure business continuity. These costs were largely offset by a decrease in performance-driven compensation expense partly resulting from the CDK outage. In addition, floorplan interest expense increased primarily due to higher average vehicle floorplan balances.

As a result of the CDK outage and its residual effects, we estimate earnings per share in 2024 were negatively impacted by approximately $1.75 per share, without taking into account any potential recoveries related to the incident. The estimated impact is comprised of internal estimates of lost income and the one-time costs incurred related to the incident, described above.

Net income during 2024 benefited from an after-tax net gain of $35.3 million related to business/property dispositions, net of asset impairments, partially offset by after-tax franchise rights impairments of $9.4 million and after-tax self-insured losses of $8.8 million primarily related to weather-related catastrophes. During 2023, net income was adversely impacted by an after-tax loss of $12.4 million from weather-related catastrophes.

Inventory Management

Our new and used vehicle inventories are stated at the lower of cost or net realizable value in our Consolidated Balance Sheets. We monitor our vehicle inventory levels based on current economic conditions and seasonal sales trends.

Our new vehicle inventory units at December 31, 2024 and 2023, were approximately 42,600 and 35,300, respectively. We have typically not experienced significant losses on the sale of new vehicle inventory, in part due to incentives provided by manufacturers to promote sales of new vehicles and our inventory management practices. We monitor our new vehicle inventory values as compared to net realizable values. Our new vehicle inventory was net of cumulative write-downs of $2.0 million at December 31, 2024. We had no new vehicle inventory cumulative write-downs at December 31, 2023.

We recondition the majority of used vehicles acquired for retail sale in our parts and service departments and capitalize the related costs to the used vehicle inventory. We monitor our used vehicle inventory values as compared to net realizable values. Typically, used vehicles that are not sold on a retail basis are sold at wholesale auctions. Our used vehicle inventory balance was net of cumulative write-downs of $7.8 million at December 31, 2024, and $12.2 million at December 31, 2023.

Parts, accessories, and other inventory are carried at the lower of cost or net realizable value. We estimate the amount of potentially damaged and/or obsolete inventory based upon historical experience, manufacturer return policies, and industry trends. Our parts, accessories, and other inventory balance was net of cumulative write-downs of $8.3 million at December 31, 2024, and $7.8 million at December 31, 2023.

Critical Accounting Estimates

We prepare our Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis and we base our estimates on historical experience and various other assumptions we believe to be reasonable. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on our Consolidated Financial Statements. Set forth below are the accounting estimates that we have identified as critical to our business operations and an understanding of our results of operations, based on the high degree of judgment or complexity in their application. See Note 1 of the Notes to Consolidated Financial Statements for a discussion of other significant accounting policies.

Goodwill

Goodwill for our reporting units is tested for impairment annually on April 30 or more frequently when events or changes in circumstances indicate that the carrying value of a reporting unit exceeds its fair value. We may first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. When assessing goodwill for impairment, our decision to perform a qualitative assessment for an individual reporting unit is influenced by a number of factors, including the carrying value of the reporting unit's goodwill, the significance of the excess of the reporting unit's estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments, macroeconomic conditions, automotive industry and market conditions, and our operating performance.

We elected to perform quantitative tests for our annual goodwill impairment testing as of April 30, 2024, and no impairment charges resulted from these quantitative tests. The quantitative goodwill impairment test is dependent on many variables used to determine the fair value of each reporting unit. See Note 19 of the Notes to Consolidated Financial Statements for a description of the valuation method and related estimates and assumptions used in our quantitative impairment testing.

The fair values of the Domestic, Import, Premium Luxury, AutoNation Finance, and Collision Center reporting units substantially exceeded their carrying values as of April 30, 2024. The fair value of the Mobile Service reporting unit, which relates to the mobile automotive repair and maintenance business we acquired in the first quarter of 2023, exceeded carrying value by approximately 25%. The key assumptions used in our estimate of fair value for our Mobile Service reporting unit included revenue growth rates to calculate projected future cash flows. As a measure of sensitivity, if the revenue growth rates decreased by 20%, the fair value would have still slightly exceeded the carrying value of the Mobile Service reporting unit. This result and discussion is not intended to address all potential outcomes that could have resulted if different assumptions had been used given the number of assumptions used in determining fair value and the degree of sensitivity to changes in such assumptions.

As of December 31, 2024, we have $223.4 million of goodwill related to the Domestic reporting unit, $524.3 million related to the Import reporting unit, $481.7 million related to the Premium Luxury reporting unit, $140.5 million related to the Mobile Service reporting unit, $78.4 million related to the AutoNation Finance reporting unit, and $4.6 million related to the Collision Centers reporting unit.

Other Intangible Assets

Our principal identifiable intangible assets are individual store rights under franchise agreements with vehicle manufacturers, which have indefinite lives and are tested for impairment annually as of April 30 or more frequently when events or changes in circumstances indicate that impairment may have occurred.

We may first perform a qualitative assessment to determine whether it is more likely than not that a franchise right asset is impaired. We elected to perform quantitative tests for our annual franchise rights impairment testing as of April 30, 2024, and no impairment charges resulted from these quantitative tests. We identified 15 stores that, while they each had franchise rights fair value in excess of or equal to carrying value, had lower relative performance compared to our total store population. We will continue to monitor these stores, as well as all stores, for events or changes in circumstances that may indicate potential impairment. The remainder of our stores had franchise rights with calculated fair values that substantially exceeded their carrying values as of April 30, 2024.

The quantitative franchise rights impairment test is dependent on many variables used to determine the fair value of each store's franchise rights. See Note 19 of the Notes to Consolidated Financial Statements for a description of the valuation method and related estimates and assumptions used in our quantitative impairment testing. Based on a sensitivity analysis of these estimates and assumptions, including if the fair value of each of our franchise rights had been determined to be a hypothetical 10% lower as of the valuation date of April 30, 2024, the resulting impairment charge would have been approximately $3 million. The sensitivity analysis performed, including the effect of a hypothetical 10% decrease in fair value estimates, is not intended to provide a sensitivity analysis of every potential outcome.

During the fourth quarter of 2024, we concluded that a triggering event had occurred that indicated the fair values of franchise rights for two stores may have been less than their carrying values. Therefore, we performed quantitative franchise rights impairment tests for these stores during the fourth quarter of 2024. As a result of the quantitative tests, we determined the franchise rights for both stores were fully impaired, and we recorded non-cash franchise rights impairment charges of $12.5 million during the fourth quarter of 2024. As of December 31, 2024, we had 79 stores with franchise rights totaling $861.2 million.

Reported Operating Data

($ in millions, except per vehicle data)	Years Ended December 31,		2024 vs. 2023			2023 vs. 2022	
	2024	2023	Variance Favorable / (Unfavorable)	% Variance	2022	Variance Favorable / (Unfavorable)	% Variance
Revenue:							
New vehicle	$ 13,048.2	$ 12,767.4	$ 280.8	2.2	$ 11,754.4	$ 1,013.0	8.6
Retail used vehicle	7,076.8	7,639.5	(562.7)	(7.4)	9,020.9	(1,381.4)	(15.3)
Wholesale	643.1	559.0	84.1	15.0	640.9	(81.9)	(12.8)
Used vehicle	7,719.9	8,198.5	(478.6)	(5.8)	9,661.8	(1,463.3)	(15.1)
Finance and insurance, net	1,360.1	1,418.8	(58.7)	(4.1)	1,437.3	(18.5)	(1.3)
Total variable operations[1]	22,128.2	22,384.7	(256.5)	(1.1)	22,853.5	(468.8)	(2.1)
Parts and service	4,614.6	4,533.7	80.9	1.8	4,100.6	433.1	10.6
Other	22.6	30.5	(7.9)		30.9	(0.4)	
Total revenue	$ 26,765.4	$ 26,948.9	$ (183.5)	(0.7)	$ 26,985.0	$ (36.1)	(0.1)
Gross profit:							
New vehicle	$ 775.5	$ 1,061.8	$ (286.3)	(27.0)	$ 1,366.6	$ (304.8)	(22.3)
Retail used vehicle	414.4	493.1	(78.7)	(16.0)	538.3	(45.2)	(8.4)
Wholesale	24.1	14.9	9.2		14.8	0.1	
Used vehicle	438.5	508.0	(69.5)	(13.7)	553.1	(45.1)	(8.2)
Finance and insurance	1,360.1	1,418.8	(58.7)	(4.1)	1,437.3	(18.5)	(1.3)
Total variable operations[1]	2,574.1	2,988.6	(414.5)	(13.9)	3,357.0	(368.4)	(11.0)
Parts and service	2,209.0	2,139.3	69.7	3.3	1,900.3	239.0	12.6
Other	2.3	3.6	(1.3)		8.0	(4.4)	
Total gross profit	4,785.4	5,131.5	(346.1)	(6.7)	5,265.3	(133.8)	(2.5)
AutoNation Finance income (loss)	(9.3)	(13.9)	4.6		(37.6)	23.7	
Selling, general, and administrative expenses	3,263.9	3,253.2	(10.7)	(0.3)	3,026.1	(227.1)	(7.5)
Depreciation and amortization	240.7	220.5	(20.2)		200.3	(20.2)	
Franchise rights impairment	12.5	—	(12.5)		—	—	
Other income, net	(46.5)	(8.0)	38.5		(23.2)	(15.2)	
Operating income	1,305.5	1,651.9	(346.4)	(21.0)	2,024.5	(372.6)	(18.4)
Non-operating income (expense) items:							
Floorplan interest expense	(218.9)	(144.7)	(74.2)		(41.4)	(103.3)	
Other interest expense	(179.7)	(181.4)	1.7		(134.9)	(46.5)	
Other income (loss), net	9.8	24.4	(14.6)		(14.7)	39.1	
Income from continuing operations before income taxes	$ 916.7	$ 1,350.2	$ (433.5)	(32.1)	$ 1,833.5	$ (483.3)	(26.4)
Retail vehicle unit sales:							
New vehicle	254,715	244,546	10,169	4.2	229,971	14,575	6.3
Used vehicle	265,908	274,019	(8,111)	(3.0)	299,806	(25,787)	(8.6)
	520,623	518,565	2,058	0.4	529,777	(11,212)	(2.1)
Revenue per vehicle retailed:							
New vehicle	$ 51,227	$ 52,209	$ (982)	(1.9)	$ 51,113	$ 1,096	2.1
Used vehicle	$ 26,614	$ 27,879	$ (1,265)	(4.5)	$ 30,089	$ (2,210)	(7.3)
Gross profit per vehicle retailed:							
New vehicle	$ 3,045	$ 4,342	$ (1,297)	(29.9)	$ 5,942	$ (1,600)	(26.9)
Used vehicle	$ 1,558	$ 1,800	$ (242)	(13.4)	$ 1,795	$ 5	0.3
Finance and insurance	$ 2,612	$ 2,736	$ (124)	(4.5)	$ 2,713	$ 23	0.8
Total variable operations[2]	$ 4,898	$ 5,734	$ (836)	(14.6)	$ 6,309	$ (575)	(9.1)

(1) Total variable operations includes new vehicle, used vehicle (retail and wholesale), and finance and insurance results.

(2) Total variable operations gross profit per vehicle retailed is calculated by dividing the sum of new vehicle, retail used vehicle, and finance and insurance gross profit by total retail vehicle unit sales.

	Years Ended December 31,		
	2024 (%)	2023 (%)	2022 (%)
Revenue mix percentages:			
New vehicle	48.8	47.4	43.6
Used vehicle	28.8	30.4	35.8
Parts and service	17.2	16.8	15.2
Finance and insurance, net	5.1	5.3	5.3
Other	0.1	0.1	0.1
Total	100.0	100.0	100.0
Gross profit mix percentages:			
New vehicle	16.2	20.7	26.0
Used vehicle	9.2	9.9	10.5
Parts and service	46.2	41.7	36.1
Finance and insurance	28.4	27.6	27.3
Other	—	0.1	0.1
Total	100.0	100.0	100.0
Operating items as a percentage of revenue:			
Gross profit:			
New vehicle	5.9	8.3	11.6
Used vehicle-retail	5.9	6.5	6.0
Parts and service	47.9	47.2	46.3
Total	17.9	19.0	19.5
Selling, general, and administrative expenses	12.2	12.1	11.2
Operating income	4.9	6.1	7.5
Other operating items as a percentage of total gross profit:			
Selling, general, and administrative expenses	68.2	63.4	57.5
Operating income	27.3	32.2	38.4

	December 31,	
	2024	2023
Days supply:		
New vehicle (industry standard of selling days)	39 days	36 days
Used vehicle (trailing calendar month days)	37 days	39 days

Same Store Operating Data

We have presented below our operating results on a same store basis to reflect our internal performance. The "Same Store" amounts presented below include the results of our stores for the identical months in each period presented in the comparison, commencing with the first full month in which the store was owned by us. Results from divested stores are excluded from both current and prior periods. Therefore, the amounts presented in the year 2023 column that is being compared to the year 2024 column may differ from the amounts presented in the year 2023 column that is being compared to the year 2022 column. We believe the presentation of this information provides a meaningful comparison of period-over-period results of our operations.

| ($ in millions, except per vehicle data) | Years Ended December 31, | | | | | Years Ended December 31, | | | |
	2024	2023	Variance Favorable / (Unfavorable)	% Variance		2023	2022	Variance Favorable / (Unfavorable)	% Variance
Revenue:									
New vehicle	$ 12,909.0	$ 12,627.3	$ 281.7	2.2		$ 12,572.1	$ 11,698.7	$ 873.4	7.5
Retail used vehicle	6,826.2	7,495.5	(669.3)	(8.9)		7,385.6	8,959.6	(1,574.0)	(17.6)
Wholesale	613.6	547.6	66.0	12.1		544.5	633.6	(89.1)	(14.1)
Used vehicle	7,439.8	8,043.1	(603.3)	(7.5)		7,930.1	9,593.2	(1,663.1)	(17.3)
Finance and insurance, net	1,326.9	1,398.1	(71.2)	(5.1)		1,385.5	1,430.2	(44.7)	(3.1)
Total variable operations[(1)]	21,675.7	22,068.5	(392.8)	(1.8)		21,887.7	22,722.1	(834.4)	(3.7)
Parts and service	4,503.5	4,393.0	110.5	2.5		4,431.8	4,073.3	358.5	8.8
Other	22.5	30.4	(7.9)			30.1	30.5	(0.4)	
Total revenue	$ 26,201.7	$ 26,491.9	$ (290.2)	(1.1)		$ 26,349.6	$ 26,825.9	$ (476.3)	(1.8)
Gross profit:									
New vehicle	$ 769.5	$ 1,052.9	$ (283.4)	(26.9)		$ 1,048.4	$ 1,361.8	$ (313.4)	(23.0)
Retail used vehicle	403.3	485.0	(81.7)	(16.8)		477.1	536.1	(59.0)	(11.0)
Wholesale	26.8	15.7	11.1			16.3	15.9	0.4	
Used vehicle	430.1	500.7	(70.6)	(14.1)		493.4	552.0	(58.6)	(10.6)
Finance and insurance	1,326.9	1,398.1	(71.2)	(5.1)		1,385.5	1,430.2	(44.7)	(3.1)
Total variable operations[(1)]	2,526.5	2,951.7	(425.2)	(14.4)		2,927.3	3,344.0	(416.7)	(12.5)
Parts and service	2,163.3	2,089.4	73.9	3.5		2,097.9	1,882.4	215.5	11.4
Other	2.1	3.6	(1.5)			3.4	7.9	(4.5)	
Total gross profit	$ 4,691.9	$ 5,044.7	$ (352.8)	(7.0)		$ 5,028.6	$ 5,234.3	$ (205.7)	(3.9)
Retail vehicle unit sales:									
New vehicle	251,642	241,749	9,893	4.1		240,327	229,098	11,229	4.9
Used vehicle	254,481	268,010	(13,529)	(5.0)		263,642	297,970	(34,328)	(11.5)
Total	506,123	509,759	(3,636)	(0.7)		503,969	527,068	(23,099)	(4.4)
Revenue per vehicle retailed:									
New vehicle	$ 51,299	$ 52,233	$ (934)	(1.8)		$ 52,312	$ 51,064	$ 1,248	2.4
Used vehicle	$ 26,824	$ 27,967	$ (1,143)	(4.1)		$ 28,014	$ 30,069	$ (2,055)	(6.8)
Gross profit per vehicle retailed:									
New vehicle	$ 3,058	$ 4,355	$ (1,297)	(29.8)		$ 4,362	$ 5,944	$ (1,582)	(26.6)
Used vehicle	$ 1,585	$ 1,810	$ (225)	(12.4)		$ 1,810	$ 1,799	$ 11	0.6
Finance and insurance	$ 2,622	$ 2,743	$ (121)	(4.4)		$ 2,749	$ 2,714	$ 35	1.3
Total variable operations[(2)]	$ 4,939	$ 5,760	$ (821)	(14.3)		$ 5,776	$ 6,314	$ (538)	(8.5)

[(1)] Total variable operations includes new vehicle, used vehicle (retail and wholesale), and finance and insurance results.

[(2)] Total variable operations gross profit per vehicle retailed is calculated by dividing the sum of new vehicle, retail used vehicle, and finance and insurance gross profit by total retail vehicle unit sales.

	Years Ended December 31,		Years Ended December 31,	
	2024 (%)	**2023 (%)**	**2023 (%)**	**2022 (%)**
Revenue mix percentages:				
New vehicle	49.3	47.7	47.7	43.6
Used vehicle	28.4	30.4	30.1	35.8
Parts and service	17.2	16.6	16.8	15.2
Finance and insurance, net	5.1	5.3	5.3	5.3
Other	—	—	0.1	0.1
Total	100.0	100.0	100.0	100.0
Gross profit mix percentages:				
New vehicle	16.4	20.9	20.8	26.0
Used vehicle	9.2	9.9	9.8	10.5
Parts and service	46.1	41.4	41.7	36.0
Finance and insurance	28.3	27.7	27.6	27.3
Other	—	0.1	0.1	0.2
Total	100.0	100.0	100.0	100.0
Operating items as a percentage of revenue:				
Gross profit:				
New vehicle	6.0	8.3	8.3	11.6
Used vehicle-retail	5.9	6.5	6.5	6.0
Parts and service	48.0	47.6	47.3	46.2
Total	17.9	19.0	19.1	19.5

New Vehicle

($ in millions, except per vehicle data)	2024	2023	Years Ended December 31, 2024 vs. 2023 Variance Favorable / (Unfavorable)	% Variance	2022	2023 vs. 2022 Variance Favorable / (Unfavorable)	% Variance
Reported:							
Revenue	$ 13,048.2	$ 12,767.4	$ 280.8	2.2	$ 11,754.4	$ 1,013.0	8.6
Gross profit	$ 775.5	$ 1,061.8	$ (286.3)	(27.0)	$ 1,366.6	$ (304.8)	(22.3)
Retail vehicle unit sales	254,715	244,546	10,169	4.2	229,971	14,575	6.3
Revenue per vehicle retailed	$ 51,227	$ 52,209	$ (982)	(1.9)	$ 51,113	$ 1,096	2.1
Gross profit per vehicle retailed	$ 3,045	$ 4,342	$ (1,297)	(29.9)	$ 5,942	$ (1,600)	(26.9)
Gross profit as a percentage of revenue	5.9%	8.3%			11.6%		
Inventory days supply (industry standard of selling days)	39 days	36 days					

	2024	2023	Years Ended December 31, 2024 vs. 2023 Variance Favorable / (Unfavorable)	% Variance	2023	2022	2023 vs. 2022 Variance Favorable / (Unfavorable)	% Variance
Same Store:								
Revenue	$ 12,909.0	$ 12,627.3	$ 281.7	2.2	$ 12,572.1	$ 11,698.7	$ 873.4	7.5
Gross profit	$ 769.5	$ 1,052.9	$ (283.4)	(26.9)	$ 1,048.4	$ 1,361.8	$ (313.4)	(23.0)
Retail vehicle unit sales	251,642	241,749	9,893	4.1	240,327	229,098	11,229	4.9
Revenue per vehicle retailed	$ 51,299	$ 52,233	$ (934)	(1.8)	$ 52,312	$ 51,064	$ 1,248	2.4
Gross profit per vehicle retailed	$ 3,058	$ 4,355	$ (1,297)	(29.8)	$ 4,362	$ 5,944	$ (1,582)	(26.6)
Gross profit as a percentage of revenue	6.0%	8.3%			8.3%	11.6%		

The following discussion of new vehicle results is on a same store basis. The difference between reported amounts and same store amounts in the above tables of $139.2 million, $140.1 million, and $55.7 million in new vehicle revenue and $6.0 million, $8.9 million, and $4.8 million in new vehicle gross profit for 2024, 2023, and 2022, respectively, is related to acquisition and divestiture activity, as applicable in a given year.

2024 compared to 2023

Same store new vehicle revenue increased during 2024, as compared to 2023, due to an increase in same store unit volume, partially offset by a decrease in same store revenue PVR. Same store unit volume benefited from the increasing supply and availability of new vehicle inventory, particularly for Import manufacturers, and sustained consumer demand. Same store unit volume also benefited from an increase in vehicle affordability, partially due to an increase in manufacturer incentives, including low-interest financing and rebates. The increase in same store unit volume was partially offset by a decrease in productivity as a result of the CDK outage, which disrupted our vehicle sales, inventory, and customer relationship management functions in the latter half of June 2024.

Same store new vehicle revenue and gross profit PVR both decreased during 2024, as compared to 2023, primarily due to increasing supply and availability of new vehicle inventory, which has resulted in moderation of pricing and margins. Same store new vehicle revenue PVR was also adversely impacted by decreases in manufacturers' suggested retail prices and a shift in mix away from Premium Luxury vehicles, which have relatively higher average selling prices.

Net New Vehicle Inventory Carrying Benefit (Expense)

The following table details net new vehicle inventory carrying benefit (expense), consisting of new vehicle floorplan interest expense, net of floorplan assistance earned (amounts received from manufacturers specifically to support store financing of new vehicle inventory). Floorplan assistance is accounted for as a component of new vehicle gross profit in accordance with U.S. GAAP.

($ in millions)		2024		2023		Variance 2024 vs. 2023		2022		Variance 2023 vs. 2022
						Years Ended December 31,				
Floorplan assistance	$	136.8	$	125.8	$	11.0	$	108.9	$	16.9
New vehicle floorplan interest expense		(210.6)		(132.1)		(78.5)		(35.5)		(96.6)
Net new vehicle inventory carrying benefit (expense)	$	(73.8)	$	(6.3)	$	(67.5)	$	73.4	$	(79.7)

2024 compared to 2023

The net new vehicle inventory carrying expense increased in 2024, as compared to 2023, due to an increase in floorplan interest expense, partially offset by an increase in floorplan assistance. Floorplan interest expense increased primarily due to higher average floorplan balances. Floorplan assistance increased due to higher new vehicle unit sales and an increase in the average floorplan assistance rate per unit. Floorplan interest rates are variable and, therefore, increase and decrease with changes in the underlying benchmark interest rates. From the first quarter of 2020, when the Federal Reserve cut interest rates to near 0%, up until the third quarter of 2023, we had a net new vehicle inventory carrying benefit. Additionally, over this same period, our average vehicle floorplan balances were significantly lower than historical standards due to manufacturers' new vehicle inventory supply constraints. With the increases in new vehicle inventory supply and interest rates, floorplan interest expense has increased significantly. If interest rates remain at their current levels or increase without a corresponding increase in floorplan assistance or a decrease in average new vehicle inventory levels, we would expect that we will continue to incur a net new vehicle inventory carrying expense.

Used Vehicle

				Years Ended December 31,				
			2024 vs. 2023				**2023 vs. 2022**	
($ in millions, except per vehicle data)	**2024**	**2023**	**Variance Favorable / (Unfavorable)**	**% Variance**	**2022**	**Variance Favorable / (Unfavorable)**	**% Variance**
Reported:							
Retail revenue	$ 7,076.8	$ 7,639.5	$ (562.7)	(7.4)	$ 9,020.9	$ (1,381.4)	(15.3)
Wholesale revenue	643.1	559.0	84.1	15.0	640.9	(81.9)	(12.8)
Total revenue	$ 7,719.9	$ 8,198.5	$ (478.6)	(5.8)	$ 9,661.8	$ (1,463.3)	(15.1)
Retail gross profit	$ 414.4	$ 493.1	$ (78.7)	(16.0)	$ 538.3	$ (45.2)	(8.4)
Wholesale gross profit	24.1	14.9	9.2		14.8	0.1	
Total gross profit	$ 438.5	$ 508.0	$ (69.5)	(13.7)	$ 553.1	$ (45.1)	(8.2)
Retail vehicle unit sales	265,908	274,019	(8,111)	(3.0)	299,806	(25,787)	(8.6)
Revenue per vehicle retailed	$ 26,614	$ 27,879	$ (1,265)	(4.5)	$ 30,089	$ (2,210)	(7.3)
Gross profit per vehicle retailed	$ 1,558	$ 1,800	$ (242)	(13.4)	$ 1,795	$ 5	0.3
Gross profit as a % of retail revenue	5.9%	6.5%			6.0%		
Inventory days supply (trailing calendar month days)	37 days	39 days					

				Years Ended December 31,				
			2024 vs. 2023				**2023 vs. 2022**	
	2024	**2023**	**Variance Favorable / (Unfavorable)**	**% Variance**	**2023**	**2022**	**Variance Favorable / (Unfavorable)**	**% Variance**
Same Store:								
Retail revenue	$ 6,826.2	$ 7,495.5	$ (669.3)	(8.9)	$ 7,385.6	$ 8,959.6	$ (1,574.0)	(17.6)
Wholesale revenue	613.6	547.6	66.0	12.1	544.5	633.6	(89.1)	(14.1)
Total revenue	$ 7,439.8	$ 8,043.1	$ (603.3)	(7.5)	$ 7,930.1	$ 9,593.2	$ (1,663.1)	(17.3)
Retail gross profit	$ 403.3	$ 485.0	$ (81.7)	(16.8)	$ 477.1	$ 536.1	$ (59.0)	(11.0)
Wholesale gross profit	26.8	15.7	11.1		16.3	15.9	0.4	
Total gross profit	$ 430.1	$ 500.7	$ (70.6)	(14.1)	$ 493.4	$ 552.0	$ (58.6)	(10.6)
Retail vehicle unit sales	254,481	268,010	(13,529)	(5.0)	263,642	297,970	(34,328)	(11.5)
Revenue per vehicle retailed	$ 26,824	$ 27,967	$ (1,143)	(4.1)	$ 28,014	$ 30,069	$ (2,055)	(6.8)
Gross profit per vehicle retailed	$ 1,585	$ 1,810	$ (225)	(12.4)	$ 1,810	$ 1,799	$ 11	0.6
Gross profit as a % of retail revenue	5.9%	6.5%			6.5%	6.0%		

The following discussion of used vehicle results is on a same store basis. The difference between reported amounts and same store amounts in the above tables of $250.6 million, $144.0 million, and $61.3 million in retail used vehicle revenue and $11.1 million, $8.1 million, and $2.2 million in retail used vehicle gross profit for 2024, 2023, and 2022, respectively, is related to acquisition and divestiture activity, as well as the opening of AutoNation USA used vehicle stores, as applicable in a given year.

2024 compared to 2023

Same store retail used vehicle revenue decreased during 2024, as compared to 2023, due to a decrease in same store unit volume and a decrease in same store revenue PVR. The decrease in same store unit volume, particularly for mid- to higher-priced used vehicles, is the result of the shift in mix from used vehicles to new vehicles due in part to lower availability and levels of late model used vehicles, as well as increasing supply of new vehicle inventory, an increase in manufacturer new vehicle incentives, and moderation of new vehicle pricing. In addition, same store unit volume was adversely impacted by the CDK outage, which resulted in a decrease in productivity from the disruption to our vehicle sales, inventory, and customer relationship management functions in the latter half of June 2024 and less than optimal levels and mix of used vehicle inventory at the start of the third quarter of 2024.

Same store used vehicle revenue PVR and gross profit PVR decreased during 2024, as compared to 2023, primarily due to a shift in mix towards lower-priced entry-level vehicles, which have relatively lower average selling prices and gross profit PVR.

Parts & Service

| | | | | **Years Ended December 31,** | | | | | |
| | | | | **2024 vs. 2023** | | | | **2023 vs. 2022** | |
($ in millions)	**2024**	**2023**		**Variance Favorable / (Unfavorable)**	**% Variance**	**2022**		**Variance Favorable / (Unfavorable)**	**% Variance**
Reported:									
Revenue	$ 4,614.6	$ 4,533.7	$	80.9	1.8	$ 4,100.6	$	433.1	10.6
Gross profit	$ 2,209.0	$ 2,139.3	$	69.7	3.3	$ 1,900.3	$	239.0	12.6
Gross profit as a percentage of revenue	47.9%	47.2%				46.3%			

| | | | | **Years Ended December 31,** | | | | | |
| | | | | **2024 vs. 2023** | | | | **2023 vs. 2022** | |
	2024	**2023**		**Variance Favorable / (Unfavorable)**	**% Variance**	**2023**	**2022**	**Variance Favorable / (Unfavorable)**	**% Variance**
Same Store:									
Revenue	$ 4,503.5	$ 4,393.0	$	110.5	2.5	$ 4,431.8	$ 4,073.3	$ 358.5	8.8
Gross profit	$ 2,163.3	$ 2,089.4	$	73.9	3.5	$ 2,097.9	$ 1,882.4	$ 215.5	11.4
Gross profit as a percentage of revenue	48.0%	47.6%				47.3%	46.2%		

Parts and service revenue is primarily derived from vehicle repairs and maintenance paid directly by customers or via reimbursement from manufacturers and others under warranty programs, as well as from wholesale parts sales, the preparation of vehicles for sale, and collision services.

The following discussion of parts and service is on a same store basis. The difference between reported amounts and same store amounts in the above tables of $111.1 million, $140.7 million, and $27.3 million in parts and service revenue and $45.7 million, $49.9 million, and $17.9 million in parts and service gross profit for 2024, 2023, and 2022, respectively, is related to acquisition and divestiture activity, as well as the opening of AutoNation USA used vehicle stores, as applicable in a given year.

2024 compared to 2023

Same store parts and service revenue increased during 2024, as compared to 2023, primarily due to increases in revenue associated with warranty service of $95.3 million and customer-pay service of $40.1 million, partially offset by a decrease in wholesale parts sales of $27.8 million.

Same store parts and service gross profit increased during 2024, as compared to 2023, primarily due to an increase in gross profit associated with warranty service of $66.4 million and customer-pay service of $10.9 million.

Parts and service revenue and gross profit associated with warranty service benefited from improved parts and labor rates, an increase in repair order volume, and higher value repair orders. Customer-pay revenue and gross profit benefited from higher value repair orders. The increases in parts and service revenue and gross profit were partially offset by the CDK outage, which disrupted our sales and service processes, resulting in a decrease in repair order volume and parts sales.

Finance and Insurance

($ in millions, except per vehicle data)	Years Ended December 31, 2024	2023	2024 vs. 2023 Variance Favorable / (Unfavorable)	2024 vs. 2023 % Variance	2022	2023 vs. 2022 Variance Favorable / (Unfavorable)	2023 vs. 2022 % Variance
Reported:							
Revenue and gross profit	$ 1,360.1	$ 1,418.8	$ (58.7)	(4.1)	$ 1,437.3	$ (18.5)	(1.3)
Gross profit per vehicle retailed	$ 2,612	$ 2,736	$ (124)	(4.5)	$ 2,713	$ 23	0.8

	Years Ended December 31, 2024	2023	2024 vs. 2023 Variance Favorable / (Unfavorable)	2024 vs. 2023 % Variance	2023	2022	2023 vs. 2022 Variance Favorable / (Unfavorable)	2023 vs. 2022 % Variance
Same Store:								
Revenue and gross profit	$ 1,326.9	$ 1,398.1	$ (71.2)	(5.1)	$ 1,385.5	$ 1,430.2	$ (44.7)	(3.1)
Gross profit per vehicle retailed	$ 2,622	$ 2,743	$ (121)	(4.4)	$ 2,749	$ 2,714	$ 35	1.3

Revenue on finance and insurance products represents commissions earned by us for the placement of: (i) loans and leases with third-party financial institutions in connection with customer vehicle purchases financed, (ii) vehicle service contracts with third-party providers, and (iii) other vehicle protection products with third-party providers. We sell these products on a commission basis, and we also participate in the future underwriting profit on certain products pursuant to retrospective commission arrangements with the issuers of those products.

As we continue to grow our AutoNation Finance business and increase our finance penetration rates associated with vehicles sold through our stores, we expect that income related to arranging customer financing will shift to AutoNation Finance and that the resulting decrease in finance and insurance gross profit will be offset by greater profitability generated by our AutoNation Finance business. Interest income on financing provided through AutoNation Finance is recognized over the contractual term of the related loans. See "AutoNation Finance" for additional information.

The following discussion of finance and insurance results is on a same store basis. The difference between reported amounts and same store amounts in finance and insurance revenue and gross profit in the above tables of $33.2 million, $20.7 million, and $7.1 million for 2024, 2023, and 2022, respectively, is related to acquisition and divestiture activity, as well as the opening of AutoNation USA used vehicle stores, as applicable in a given year.

2024 compared to 2023

Same store finance and insurance revenue and gross profit decreased during 2024, as compared to 2023, due to decreases in finance and insurance gross profit PVR and used vehicle unit volume, partially offset by an increase in new vehicle unit volume. Finance and insurance gross profit PVR was adversely impacted by an increase in retail vehicle sales financed through our captive auto finance company, as well as a decrease in product penetration, driven in part by the CDK outage, which disrupted our finance and insurance sales process including our ability to offer certain products. The decreases in finance and insurance gross profit PVR were partially offset by higher realized margins on certain vehicle protection products.

Segment Results

In the following table of financial data, revenue and segment income of our reportable segments are reconciled to consolidated revenue and consolidated operating income, respectively.

($ in millions)	2024	2023	2024 vs. 2023 Variance Favorable / (Unfavorable)	% Variance	2022	2023 vs. 2022 Variance Favorable / (Unfavorable)	% Variance
Revenue:							
Domestic	$ 7,140.3	$ 7,573.2	$ (432.9)	(5.7)	$ 7,987.5	$ (414.3)	(5.2)
Import	8,156.9	7,880.9	276.0	3.5	7,690.3	190.6	2.5
Premium Luxury	10,139.9	10,266.4	(126.5)	(1.2)	10,278.1	(11.7)	(0.1)
Total Franchised Dealerships	25,437.1	25,720.5	(283.4)	(1.1)	25,955.9	(235.4)	(0.9)
Corporate and other	1,328.3	1,228.4	99.9	8.1	1,029.1	199.3	19.4
Total consolidated revenue	$ 26,765.4	$ 26,948.9	$ (183.5)	(0.7)	$ 26,985.0	$ (36.1)	(0.1)
Segment income[1]**:**							
Domestic	$ 254.9	$ 415.4	$ (160.5)	(38.6)	$ 565.3	$ (149.9)	(26.5)
Import	476.6	635.0	(158.4)	(24.9)	734.2	(99.2)	(13.5)
Premium Luxury	675.7	836.5	(160.8)	(19.2)	969.1	(132.6)	(13.7)
Total Franchised Dealerships	1,407.2	1,886.9	(479.7)	(25.4)	2,268.6	(381.7)	(16.8)
AutoNation Finance income (loss)	(9.3)	(13.9)	4.6		(37.6)	23.7	
Corporate and other[2]	(311.3)	(365.8)	54.5		(247.9)	(117.9)	
Floorplan interest expense	218.9	144.7	(74.2)		41.4	(103.3)	
Operating income	$ 1,305.5	$ 1,651.9	$ (346.4)	(21.0)	$ 2,024.5	$ (372.6)	(18.4)
Retail new vehicle unit sales:							
Domestic	69,268	67,471	1,797	2.7	66,375	1,096	1.7
Import	116,242	108,068	8,174	7.6	95,886	12,182	12.7
Premium Luxury	69,205	69,007	198	0.3	67,710	1,297	1.9
	254,715	244,546	10,169	4.2	229,971	14,575	6.3
Retail used vehicle unit sales:							
Domestic	74,851	84,552	(9,701)	(11.5)	97,642	(13,090)	(13.4)
Import	90,761	91,146	(385)	(0.4)	100,131	(8,985)	(9.0)
Premium Luxury	73,435	75,334	(1,899)	(2.5)	83,858	(8,524)	(10.2)
Other	26,861	22,987	3,874	16.9	18,175	4,812	26.5
	265,908	274,019	(8,111)	(3.0)	299,806	(25,787)	(8.6)

[1] Segment income for the Domestic, Import, and Premium Luxury reportable segments is a non-GAAP measure and is defined as operating income less floorplan interest expense.

[2] Comprised of our non-franchised businesses, including AutoNation USA used vehicle stores, collision centers, parts distribution centers, auction operations, and AutoNation Mobile Service, all of which do not meet the quantitative thresholds for reportable segments. "Corporate and other" income (loss) also includes unallocated corporate overhead expenses and other income items.

Domestic

The Domestic segment operating results included the following:

($ in millions)	2024		2023		2024 vs. 2023 Variance Favorable / (Unfavorable)		% Variance	2022		2023 vs. 2022 Variance Favorable / (Unfavorable)		% Variance
Years Ended December 31,												
Revenue:												
New vehicle	$	3,527.1	$	3,525.0	$	2.1	0.1	$	3,409.1	$	115.9	3.4
Used vehicle		2,057.5		2,428.4		(370.9)	(15.3)		3,022.3		(593.9)	(19.7)
Parts and service		1,146.0		1,184.7		(38.7)	(3.3)		1,092.7		92.0	8.4
Finance and insurance, net		402.5		432.0		(29.5)	(6.8)		460.3		(28.3)	(6.1)
Other		7.2		3.1		4.1			3.1		—	
Total Revenue	$	7,140.3	$	7,573.2	$	(432.9)	(5.7)	$	7,987.5	$	(414.3)	(5.2)
Segment income	$	254.9	$	415.4	$	(160.5)	(38.6)	$	565.3	$	(149.9)	(26.5)
Retail new vehicle unit sales		69,268		67,471		1,797	2.7		66,375		1,096	1.7
Retail used vehicle unit sales		74,851		84,552		(9,701)	(11.5)		97,642		(13,090)	(13.4)

2024 compared to 2023

Domestic revenue decreased during 2024, as compared to 2023, primarily due to a decrease in used vehicle revenue and the divestitures we completed in the third quarter of 2024. Used vehicle revenue was adversely impacted by a decrease in unit volume due to a shift in mix from used vehicles to new vehicles, and a decrease in revenue PVR due to a shift in mix towards lower-priced entry-level vehicles, which have relatively lower average selling prices. Domestic revenue was also adversely impacted by the CDK outage, which disrupted our vehicle sales, inventory, and customer relationship management functions in the latter half of June 2024, and its residual effects in the third quarter of 2024. The decreases in Domestic revenue were partially offset by an increase in new vehicle unit volume as a result of the increasing supply and availability of new vehicle inventory, an increase in manufacturer incentives, including low-interest financing and rebates, and sustained consumer demand.

Domestic segment income decreased during 2024, as compared to 2023, primarily due to decreases in new vehicle gross profit, used vehicle gross profit, and finance and insurance gross profit. New vehicle gross profit was adversely impacted by continued moderation of margins resulting from the increasing supply and availability of new vehicle inventory. Used vehicle gross profit was adversely impacted by a shift in mix towards lower-priced entry-level vehicles, which have a relatively lower average gross profit PVR, and a decrease in used vehicle unit volume due in part to the shift in mix from used vehicles to new vehicles. Finance and insurance gross profit was adversely impacted by the decrease in used vehicle unit volume and an increase in retail vehicle sales financed through our captive auto finance company. Domestic segment income was also adversely impacted by decreases in gross profit resulting from the CDK outage.

Import

The Import segment operating results included the following:

($ in millions)	2024	2023	2024 vs. 2023 Variance Favorable / (Unfavorable)	2024 vs. 2023 % Variance	2022	2023 vs. 2022 Variance Favorable / (Unfavorable)	2023 vs. 2022 % Variance
Revenue:							
New vehicle	$ 4,320.0	$ 3,996.0	$ 324.0	8.1	$ 3,473.0	$ 523.0	15.1
Used vehicle	2,162.5	2,222.2	(59.7)	(2.7)	2,652.7	(430.5)	(16.2)
Parts and service	1,194.7	1,150.1	44.6	3.9	1,050.9	99.2	9.4
Finance and insurance, net	470.9	490.1	(19.2)	(3.9)	494.1	(4.0)	(0.8)
Other	8.8	22.5	(13.7)		19.6	2.9	
Total Revenue	$ 8,156.9	$ 7,880.9	$ 276.0	3.5	$ 7,690.3	$ 190.6	2.5
Segment income	$ 476.6	$ 635.0	$ (158.4)	(24.9)	$ 734.2	$ (99.2)	(13.5)
Retail new vehicle unit sales	116,242	108,068	8,174	7.6	95,886	12,182	12.7
Retail used vehicle unit sales	90,761	91,146	(385)	(0.4)	100,131	(8,985)	(9.0)

2024 compared to 2023

Import revenue increased during 2024, as compared to 2023, primarily due to increases in new vehicle revenue and parts and service revenue, partially offset by a decrease in used vehicle revenue. New vehicle revenue benefited from an increase in new vehicle unit volume due to the increasing supply and availability of new vehicle inventory and sustained consumer demand. Parts and service revenue benefited from increases in revenue associated with warranty service and the preparation of vehicles for sale. Used vehicle revenue was adversely impacted by a decrease in used vehicle revenue PVR due to the shift in mix towards lower-priced entry-level used vehicles, which have relatively lower average selling prices. Import revenue was also adversely impacted by the CDK outage, which disrupted our vehicle sales, inventory, and customer relationship management functions in the latter half of June 2024, and its residual effects in the third quarter of 2024.

Import segment income decreased during 2024, as compared to 2023, primarily due to a decrease in new vehicle gross profit PVR due to continued moderation of margins resulting from the increasing supply and availability of new vehicle inventory. Import segment income was adversely impacted by an increase in SG&A expenses, largely due to the acquisitions we completed in 2023 and the one-time compensation paid to commission-based associates during the CDK outage, as well as decreases in gross profit resulting from the CDK outage.

Premium Luxury

The Premium Luxury segment operating results included the following:

($ in millions)	Years Ended December 31,						
			2024 vs. 2023			2023 vs. 2022	
	2024	2023	Variance Favorable / (Unfavorable)	% Variance	2022	Variance Favorable / (Unfavorable)	% Variance
Revenue:							
New vehicle	$ 5,201.1	$ 5,246.4	$ (45.3)	(0.9)	$ 4,872.3	$ 374.1	7.7
Used vehicle	2,837.0	2,979.5	(142.5)	(4.8)	3,499.8	(520.3)	(14.9)
Parts and service	1,667.4	1,593.1	74.3	4.7	1,448.6	144.5	10.0
Finance and insurance, net	434.1	446.2	(12.1)	(2.7)	453.8	(7.6)	(1.7)
Other	0.3	1.2	(0.9)		3.6	(2.4)	
Total Revenue	$ 10,139.9	$ 10,266.4	$ (126.5)	(1.2)	$ 10,278.1	$ (11.7)	(0.1)
Segment income	$ 675.7	$ 836.5	$ (160.8)	(19.2)	$ 969.1	$ (132.6)	(13.7)
Retail new vehicle unit sales	69,205	69,007	198	0.3	67,710	1,297	1.9
Retail used vehicle unit sales	73,435	75,334	(1,899)	(2.5)	83,858	(8,524)	(10.2)

2024 compared to 2023

Premium Luxury revenue decreased during 2024, as compared to 2023, primarily due to decreases in new and used vehicle revenue. New vehicle revenue was adversely impacted by the continued moderation of pricing resulting from the increasing supply and availability of new vehicle inventory. Used vehicle revenue was adversely impacted by a decrease in unit volume due to the shift in mix from used vehicles to new vehicles, and a decrease in revenue PVR due to the shift in mix towards lower-priced entry-level used vehicles, which have relatively lower average selling prices. Premium Luxury revenue was also adversely impacted by the CDK outage, which disrupted our vehicle sales, inventory, and customer relationship management functions in the latter half of June 2024, and its residual effects in the third quarter of 2024. The decreases in Premium Luxury revenue were partially offset by increases in parts and service revenue associated with warranty service and customer-pay service.

Premium Luxury segment income decreased during 2024, as compared to 2023, primarily due to a decrease in new vehicle gross profit. New vehicle gross profit was adversely impacted by a decrease in new vehicle gross profit PVR due to continued moderation of margins resulting from the increasing supply and availability of new vehicle inventory. Premium Luxury segment income was also adversely impacted by an increase in floorplan interest expense and decreases in gross profit resulting from the CDK outage.

AutoNation Finance

AutoNation Finance ("ANF"), our captive auto finance company, provides indirect financing to qualified retail customers on vehicles we sell. This business provides us an opportunity to extend our relationship with the customer beyond the vehicle sale and participate in the customer's entire vehicle ownership cycle. As a result, we are able to diversify our sources of income, generate additional profits, cash flows, and sales, and increase customer retention. Prior to October 2023, ANF also purchased retail vehicle installment sales contracts through third-party dealers.

ANF income (loss) includes the interest and fee income generated by auto loans receivable less the interest expense associated with the debt issued or used to fund these receivables, a provision for estimated credit losses on the auto loans receivable originated or acquired, direct expenses, and gains or losses on the sale of auto loans receivable. Interest income on auto loans receivable is recognized over the contractual term of the related loans. ANF income (loss) does not include amortization of intercompany discounts or intercompany dealer participation fees. The following table presents the components of ANF income (loss):

	2024	%[1]	2023	%[1]	2022	%[1]
Interest margin:						
Interest and fee income	$ 118.4	15.7 %	$ 84.0	20.9 %	$ 20.6	22.5 %
Interest expense	(39.8)	(5.3)%	(20.8)	(5.2)%	(4.7)	(5.1)%
Total interest margin	78.6	10.4 %	63.2	15.7 %	15.9	17.3 %
Provision for credit losses	(57.5)	(7.6)%	(45.9)	(11.4)%	(44.0)	NM
Total interest margin after provision for loan losses	21.1	2.8 %	17.3	4.3 %	(28.1)	NM
Direct expenses[2]	(37.8)	(5.0)%	(39.3)	(9.8)%	(9.5)	(10.4)%
Gain on sale of auto loans receivable	7.4	1.0 %	8.1	2.0 %	—	— %
AutoNation Finance income (loss)	$ (9.3)	(1.2)%	$ (13.9)	(3.5)%	$ (37.6)	NM

NM - Not meaningful

[1] Percentage of total average managed receivables (annualized amounts for 2022).

[2] Direct expenses are comprised primarily of compensation expenses and loan administration costs incurred by our auto finance company.

2024 compared to 2023

ANF loss decreased during 2024, as compared to 2023, primarily due to increased interest income from the growth in managed receivables and a declining expected credit loss rate. Managed receivables increased during the year as we continue to grow our ANF business and increase our finance penetration rates associated with vehicles sold through our stores. The declining expected credit loss rate reflects the improved credit quality of new loan originations and the sale of third-party receivables originated through third-party dealers. In addition, ANF continues to realize operational efficiencies as the portfolio scales, resulting in reduced direct expenses as a percentage of the managed portfolio.

2023 compared to 2022

We acquired CIG Financial, which we renamed AutoNation Finance, on October 1, 2022. ANF loss decreased during 2023, as compared to 2022, as 2022 reflects the initial credit loss expense of $34.2 million associated with the auto loan portfolio acquired in 2022. Interest margin increased in 2023, as compared to 2022, as 2023 reflects a full calendar year of activity as compared to one quarter of activity in 2022, as well as the growth in managed receivables.

The following tables present selected loan origination and loan performance information:

	2024	2023	2022
Loan Origination Information			
Loans originated	$ 1,057.3	$ 336.0	$ 66.5
Vehicle units financed	31,492	13,148	3,278
Penetration rate[1]	6.0 %	2.5 %	0.6 %
Weighted average contract rate	12.2 %	16.9 %	18.9 %
Weighted average credit score [2]	678	623	595
Weighted average loan-to-value [3]	104.0 %	104.8 %	106.7 %
Weighted average term (in months)	72.0	67.0	61.0

[1] Units financed as a percentage of total new and used vehicle retail units sold.

[2] Represents weighted average FICO scores for receivables with obligors that have a FICO score at the time of application. For receivables with co-borrowers, we use the primary borrower's FICO score. FICO scores are not a significant factor in our proprietary credit model, which relies on information from credit bureaus and other information.

[3] Front-end loan-to-value represents the ratio of the amount financed to the total collateral value, which is measured as the vehicle selling price plus applicable taxes, title, and fees.

	2024	2023	2022
Loan Performance Information			
Total average managed receivables	$ 753.7	$ 401.4	$ 366.9
Allowance for credit losses as a percentage of ending managed receivables	5.0 %	10.3 %	15.3 %
Net credit losses on managed receivables	$ 34.5	$ 41.0	$ 8.0
Annualized net credit losses as a percentage of total average managed receivables	4.6 %	10.2 %	8.7 %
Past due accounts as a percentage of ending managed receivables	2.6 %	6.5 %	5.2 %
Average recovery rate [1]	37.2 %	43.1 %	47.7 %

[1] Represents the average percentage of the outstanding principal balance we receive when a vehicle is repossessed and liquidated, generally at wholesale auctions.

We typically use non-recourse funding facilities, including warehouse facilities and asset-backed term funding transactions, as well as free cash flows from operations to fund the auto loans receivable of ANF. See Notes 6 and 11 of the Notes to Consolidated Financial Statements for more information about our auto loans receivables and related non-recourse debt, respectively.

Selling, General, and Administrative Expenses

Our SG&A expenses consist primarily of compensation, including store and corporate salaries, commissions, and incentive-based compensation, as well as advertising (net of reimbursement-based manufacturer advertising rebates), and store and corporate overhead expenses, which include occupancy costs, outside service costs, information technology expenses, service loaner and rental inventory expenses, legal, accounting, and professional services, and general corporate expenses. The following table presents the major components of our SG&A.

			Years Ended December 31,					
			2024 vs. 2023			**2023 vs. 2022**		
($ in millions)	**2024**	**2023**	**Variance Favorable / (Unfavorable)**	**% Variance**	**2022**	**Variance Favorable / (Unfavorable)**	**% Variance**
Reported:							
Compensation	$ 2,107.8	$ 2,126.9	$ 19.1	0.9	$ 2,061.3	$ (65.6)	(3.2)
Advertising	255.5	243.5	(12.0)	(4.9)	184.3	(59.2)	(32.1)
Store and corporate overhead	900.6	882.8	(17.8)	(2.0)	780.5	(102.3)	(13.1)
Total	$ 3,263.9	$ 3,253.2	$ (10.7)	(0.3)	$ 3,026.1	$ (227.1)	(7.5)
SG&A as a % of total gross profit:							
Compensation	44.0	41.4	(260) bps		39.1	(230) bps	
Advertising	5.4	4.8	(60) bps		3.6	(120) bps	
Store and corporate overhead	18.8	17.2	(160) bps		14.8	(240) bps	
Total	68.2	63.4	(480) bps		57.5	(590) bps	

2024 compared to 2023

SG&A expenses slightly increased in 2024, as compared to 2023, primarily due to certain one-time compensation of approximately $43 million paid to commission-based associates to ensure business continuity as a result of the CDK outage, acquisitions and newly opened stores, an increase in transportation-related costs for parts and service customers, and an increase in advertising expenses to support vehicle sales. The increases in SG&A expenses were partially offset by a decrease in performance-driven compensation expenses partly resulting from the CDK outage, which disrupted our sales and service processes, and divestitures. As a percentage of total gross profit, SG&A expenses increased to 68.2% during 2024, from 63.4% in 2023, primarily due to moderation of gross profit, as well as the decrease in gross profit resulting from the CDK outage and the one-time compensation paid to commission-based associates during the year.

Other Income, Net (Operating)

Other Income, Net includes the gains or losses associated with business/property divestitures, legal settlements, and asset impairments, among other items.

During 2024, we recognized net gains of $55.1 million related to business/property divestitures, which were partially offset by asset impairments of $9.3 million.

Non-Operating Income (Expenses)

Floorplan Interest Expense

Floorplan interest rates are variable and, therefore, increase and decrease with changes in the underlying benchmark interest rates.

Floorplan interest expense was $218.9 million in 2024 and $144.7 million in 2023. The increase in floorplan interest expense of $74.2 million in 2024, as compared to 2023, was primarily due to higher average vehicle floorplan balances.

Interest Expense

Other interest expense includes the interest related to non-vehicle long-term debt, commercial paper, and finance lease obligations. Other interest expense was $179.7 million in 2024 compared to $181.4 million in 2023. The decrease in interest expense of $1.7 million was driven by lower average interest rates, partially offset by higher average debt balances.

Other Income (Loss), Net

During 2024 and 2023, we recognized net gains of $14.5 million and $16.4 million, respectively, related to changes in the cash surrender value of corporate-owned life insurance ("COLI") for deferred compensation plan participants as a result of changes in market performance of the underlying investments. Gains and losses related to the COLI are substantially offset by corresponding increases and decreases, respectively, in the deferred compensation obligations, which are reflected in SG&A expenses.

During 2024 and 2023, we recorded a net unrealized loss of $7.0 million and a net unrealized gain of $5.2 million, respectively, related to the change in fair value of the underlying securities of our minority equity investments. During the period that we hold our minority equity investments, unrealized gains and losses will be recorded as the fair market values of securities with readily determinable fair values change over time, or as observable price changes are identified for securities without readily determinable fair values. See Note 19 of the Notes to Consolidated Financial Statements for more information.

Income Tax Provision

Income taxes are provided based upon our anticipated underlying annual blended federal and state income tax rates, adjusted, as necessary, for any discrete tax matters occurring during the period. As we operate in various states, our effective tax rate is also dependent upon our geographic revenue mix. Our effective income tax rate was 24.5% in 2024 and 24.4% in 2023.

Discontinued Operations

Discontinued operations are related to stores that were sold or terminated prior to January 1, 2014. Results from discontinued operations, net of income taxes, were primarily related to a gain on the sale of real estate in the first quarter of 2023 associated with a store that was closed prior to January 1, 2014.

Liquidity and Capital Resources

We manage our liquidity to ensure access to sufficient funding at acceptable costs to fund our ongoing operating requirements and future capital expenditures while continuing to meet our financial obligations. We believe that our cash and cash equivalents, funds generated through operations, and amounts available under our revolving credit facility, commercial paper program, secured used vehicle floorplan facilities, and non-recourse warehouse facilities will be sufficient to fund our working capital requirements, fund the origination of auto loans receivable, service our debt, pay our tax obligations and commitments and contingencies, and meet any seasonal operating requirements for the foreseeable future. Depending on market conditions, we may from time to time issue debt, including in private or public offerings, to augment our liquidity, to reduce our cost of capital, or for general corporate purposes. In addition, we may seek to securitize auto loans receivable to provide funding for our auto finance company.

Available Liquidity Resources

We had the following sources of liquidity available for the years ended December 31, 2024 and 2023:

(In millions)	December 31, 2024		December 31, 2023	
Cash and cash equivalents	$	59.8	$	60.8
Revolving credit facility	$	1,899.2 [1]	$	1,899.2
Secured used vehicle floorplan facilities[2]	$	0.4	$	0.9
Non-recourse warehouse facilities[3]	$	1.1	$	—

[1] At December 31, 2024, we had $0.8 million of letters of credit outstanding. In addition, we use the revolving credit facility under our credit agreement as a liquidity backstop for borrowings under the commercial paper program. We had $630.0 million of commercial paper notes outstanding at December 31, 2024. See Note 11 of the Notes to Consolidated Financial Statements for additional information.

[2] Based on the eligible used vehicle inventory that could have been pledged as collateral. See Note 7 of the Notes to Consolidated Financial Statements for additional information.

[3] Based on the eligible auto loans receivable that have been pledged as collateral. See Note 11 of the Notes to Consolidated Financial Statements for additional information.

In the ordinary course of business, we are required to post performance and surety bonds, letters of credit, and/or cash deposits as financial guarantees of our performance primarily relating to insurance matters. At December 31, 2024, surety bonds, letters of credit, and cash deposits totaled $124.3 million, including the $0.8 million of letters of credit issued under our revolving credit facility. We do not currently provide cash collateral for outstanding letters of credit.

In February 2022, we filed an automatic shelf registration statement with the SEC that enables us to offer for sale, from time to time and as the capital markets permit, an unspecified amount of common stock, preferred stock, debt securities, warrants, subscription rights, depositary shares, stock purchase contracts, and units.

In addition, we own a significant portion of our new vehicle franchise store locations and other locations associated with our non-franchised businesses, as well as other properties. At December 31, 2024, these properties had a net book value of $2.8 billion. None of these properties are mortgaged or encumbered.

Capital Allocation

Our capital allocation strategy is focused on growing long-term value per share. We invest capital in our business to maintain and upgrade our existing facilities and to build new facilities for existing franchises and new AutoNation USA used vehicle stores, as well as for other strategic and technology initiatives. We also deploy capital opportunistically to complete acquisitions or investments, build facilities for newly awarded franchises, and/or repurchase our common stock and/or debt. Our capital allocation decisions are based on factors such as the expected rate of return on our investment, the market price of our common stock versus our view of its intrinsic value, the market price of our debt, the potential impact on our capital structure, our ability to complete acquisitions that meet our strategic objectives, market and vehicle brand criteria, and/or return on investment threshold, and limitations set forth in our debt agreements.

Share Repurchases

Our Board of Directors from time to time authorizes the repurchase of shares of our common stock up to a certain monetary limit. A summary of shares repurchased under our share repurchase program authorized by our Board of Directors follows:

(In millions, except per share data)	2024	2023	2022
Shares repurchased	2.9	6.4	15.6
Aggregate purchase price[1]	$ 460.0	$ 863.6	$ 1,710.2
Average purchase price per share	$ 160.86	$ 134.68	$ 109.86

(1) Excludes the excise tax accrual imposed under the Inflation Reduction Act of $4.2 million for 2024 and $8.1 million for 2023.

The decision to repurchase shares at any given point in time is based on such factors as the market price of our common stock versus our view of its intrinsic value, the potential impact on our capital structure (including compliance with our maximum leverage ratio, minimum interest coverage ratio, and other financial covenants in our debt agreements as well as our available liquidity), and the expected return on competing uses of capital such as acquisitions or investments, capital investments in our current businesses, or repurchases of our debt.

As of December 31, 2024, $860.8 million remained available under our stock repurchase limit most recently authorized by our Board of Directors.

Capital Expenditures

The following table sets forth information regarding our capital expenditures over the past three years:

(In millions)	2024	2023	2022
Purchases of property and equipment	$ 328.5	$ 410.3	$ 329.0

Acquisitions and Divestitures

During 2024, we did not purchase any stores. During 2023, we acquired RepairSmith, a mobile solution for automotive repair and maintenance, which we renamed AutoNation Mobile Service, and we also purchased one Domestic store, five Import stores, and one Premium Luxury store. During 2022, we acquired CIG Financial, an auto finance company, which we renamed AutoNation Finance, and we also purchased three Domestic stores and one Import store.

We divested seven Domestic stores and one Import store during 2024. We divested one Domestic store during 2023. We divested three Premium Luxury stores during 2022.

(In millions)	2024	2023	2022
Cash used in business acquisitions, net[1]	$ —	$ (271.4)	$ (191.6)
Cash received from business divestitures, net	$ 156.0	$ 23.2	$ 55.2

[1] Excludes finance leases.

Debt

The following table sets forth our non-vehicle long-term debt as of December 31, 2024 and 2023:

			(in millions)	
Debt Description	**Maturity Date**	**Interest Payable**	**2024**	**2023**
3.5% Senior Notes	November 15, 2024	May 15 and November 15	$ —	$ 450.0
4.5% Senior Notes	October 1, 2025	April 1 and October 1	450.0	450.0
3.8% Senior Notes	November 15, 2027	May 15 and November 15	300.0	300.0
1.95% Senior Notes	August 1, 2028	February 1 and August 1	400.0	400.0
4.75% Senior Notes	June 1, 2030	June 1 and December 1	500.0	500.0
2.4% Senior Notes	August 1, 2031	February 1 and August 1	450.0	450.0
3.85% Senior Notes	March 1, 2032	March 1 and September 1	700.0	700.0
Revolving credit facility	July 18, 2028	Monthly	—	—
Finance leases and other debt	Various dates through 2041		350.0	362.2
			3,150.0	3,612.2
Less: unamortized debt discounts and debt issuance costs			(17.9)	(21.9)
Less: current maturities			(518.5)	(462.4)
Long-term debt, net of current maturities			$ 2,613.6	$ 3,127.9

In November 2024, we repaid the outstanding $450.0 million of 3.5% Senior Notes due 2024. Our 4.5% Senior Notes due 2025 will mature on October 1, 2025, and were, therefore, reclassified to current during the fourth quarter of 2024.

We had $630.0 million and $440.0 million of commercial paper notes outstanding as of December 31, 2024 and 2023, respectively.

We had non-recourse debt under our warehouse facilities of $801.5 million at December 31, 2024, and $209.4 million at December 31, 2023, and non-recourse debt under term securitizations of consolidated variable interest entities ("VIEs") of $24.7 million at December 31, 2024, and $50.5 million at December 31, 2023.

A downgrade in our credit ratings could negatively impact the interest rate payable on our 4.5% Senior Notes, 3.8% Senior Notes, and 4.75% Senior Notes and could negatively impact our ability to issue, or the interest rates for, commercial paper notes. Additionally, an increase in our leverage ratio could negatively impact the interest rates charged for borrowings under our revolving credit facility.

See Note 11 of the Notes to Consolidated Financial Statements for more information on our non-vehicle long-term debt, commercial paper, and non-recourse debt.

Restrictions and Covenants

Our amended and restated credit agreement and the indentures for our senior unsecured notes contain customary covenants that place restrictions on us, including our ability to incur additional or guarantee other indebtedness, to create liens or other encumbrances, to engage in sale and leaseback transactions, to sell (or otherwise dispose of) assets, and to merge or consolidate with other entities. Our failure to comply with the covenants contained in our amended and restated credit agreement and the indentures for our senior unsecured notes could result in the acceleration of other indebtedness of AutoNation.

Under our amended and restated credit agreement, we are required to remain in compliance with a maximum leverage ratio and a minimum interest coverage ratio. The leverage ratio is a contractually defined amount principally reflecting non-vehicle debt divided by a measure of earnings. The interest coverage ratio is a contractually defined amount reflecting a measure of earnings divided by certain interest expense principally associated with vehicle floorplan payable and non-vehicle debt. The specific terms of the leverage and interest coverage ratios can be found in our amended and restated credit agreement, which is filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

As of December 31, 2024, we were in compliance with the covenants under our credit agreement and the indentures for our senior unsecured notes. At December 31, 2024, our leverage and interest coverage ratios were as follows:

| | December 31, 2024 | |
	Requirement	Actual
Leverage ratio	≤ 3.75x	2.45x
Interest coverage ratio	≥ 3.00x	4.24x

Vehicle Floorplan Payable

The components of vehicle floorplan payable are as follows:

(In millions)	2024	2023
Vehicle floorplan payable - trade	$ 2,216.2	$ 1,760.0
Vehicle floorplan payable - non-trade	1,493.5	1,622.4
Vehicle floorplan payable	$ 3,709.7	$ 3,382.4

Vehicle floorplan facilities are due on demand, but in the case of new vehicle inventories, are generally paid within several business days after the related vehicles are sold. Vehicle floorplan facilities are primarily collateralized by vehicle inventories and related receivables. See Note 7 of the Notes to Consolidated Financial Statements for more information on our vehicle floorplan payable.

Cash Flows

The following table summarizes the changes in our cash provided by (used in) operating, investing, and financing activities:

| | Years Ended December 31, | | |
(In millions)	2024	2023	2022
Net cash provided by operating activities	$ 314.7	$ 724.0	$ 1,668.1
Net cash provided by (used in) investing activities	$ 12.3	$ (569.9)	$ (479.3)
Net cash used in financing activities	$ (300.6)	$ (172.5)	$ (1,154.0)

Cash Flows from Operating Activities

Our primary sources of operating cash flows result from the sale of vehicles, finance and insurance products, and parts and automotive repair and maintenance services, proceeds from vehicle floorplan payable-trade, and collections on auto loans receivable for vehicles sold through our stores. Our primary uses of cash from operating activities are repayments of vehicle floorplan payable-trade, purchases of inventory, personnel-related expenditures, originations of loans receivable for vehicles sold through our stores, and payments related to taxes and leased properties.

2024 compared to 2023

Net cash provided by operating activities decreased during 2024, as compared to 2023, primarily due to an increase in originations of auto loans receivable for vehicles sold through our stores as we continued to grow our AutoNation Finance business and increase our finance penetration rates associated with vehicles sold through our stores, as well as a decrease in earnings, partially offset by a decrease in working capital requirements.

Cash Flows from Investing Activities

Net cash flows from investing activities consist primarily of cash used in capital additions and activity from business acquisitions, business divestitures, property dispositions, originations and collections of auto loans receivable acquired through third-party dealers, and other transactions. In September 2023, we discontinued acquiring installment contracts from third-party dealers.

We will make facility and infrastructure upgrades and improvements from time to time as we identify projects that are required to maintain our current business or that we expect to provide us with acceptable rates of return.

2024 compared to 2023

During 2024, we had net cash provided by investing activities, as compared to net cash used in investing activities during 2023, primarily due to a decrease in cash used in business acquisitions, an increase in cash received from business divestitures, a decrease in originations of loans receivable acquired through third-party dealers, and a decrease in capital expenditures.

Cash Flows from Financing Activities

Net cash flows from financing activities primarily include repurchases of common stock, debt activity, and changes in vehicle floorplan payable-non-trade.

2024 compared to 2023

Cash flows from financing activities include changes in vehicle floorplan payable-non-trade totaling net repayments of $113.5 million during 2024 compared to net proceeds of $425.3 million during 2023, and changes in commercial paper notes outstanding totaling net proceeds of $190.0 million during 2024 compared to net proceeds of $390.0 million during 2023.

In November 2024, we repaid the outstanding $450.0 million of 3.5% Senior Notes due 2024.

During 2024, we continued to grow our AutoNation Finance business and increase our finance penetration rates associated with vehicles sold through our stores. As a result, we borrowed $1.5 billion and repaid $946.7 million under our non-recourse debt facilities in 2024. During 2023, we borrowed $324.0 million and repaid $392.7 million under our non-recourse debt facilities.

During 2024, we repurchased 2.9 million shares of common stock for an aggregate purchase price of $460.0 million (average purchase price per share of $160.86), excluding the excise tax imposed under the Inflation Reduction Act. During 2023, we repurchased 6.4 million shares of our common stock for an aggregate purchase price of $863.6 million (average purchase price per share of $134.68), excluding the excise tax imposed under the Inflation Reduction Act.

Material Cash Requirements

The following table summarizes our current and long-term material cash requirements as of December 31, 2024. The amounts presented are based upon, among other things, the terms of any relevant agreements. Future events that may occur related to the following payment obligations could cause actual payments to differ significantly from these amounts.

			Payments Due by Period		
(In millions)	**Total**	**Less Than 1 Year (2025)**	**1 - 3 Years (2026 and 2027)**	**3 - 5 Years (2028 and 2029)**	**More Than 5 Years (2030 and thereafter)**
Vehicle floorplan payable (Note 7)[1]	$ 3,709.7	$ 3,709.7	$ —	$ —	$ —
Non-vehicle long-term debt, including finance leases (Note 11)[1][2]	3,150.0	519.0	330.0	433.2	1,867.8
Commercial paper (Note 11)[1]	630.0	630.0	—	—	—
Interest payments[3]	584.2	115.2	181.2	147.9	139.9
Operating lease and other commitments (Note 10)[1][4]	571.3	65.3	114.7	97.8	293.5
Deferred compensation obligations (Note 1)[1][5]	139.5	7.9	—	—	131.6
Estimated chargeback liability (Note 12)[1][6]	209.3	117.2	77.7	13.8	0.6
Estimated self-insurance obligations (Note 13)[1][7]	120.2	52.2	37.5	15.5	15.0
Purchase obligations and other commitments[8]	334.9	243.6	66.3	23.4	1.6
Total	$ 9,449.1	$ 5,460.1	$ 807.4	$ 731.6	$ 2,450.0

[1] See Notes to Consolidated Financial Statements.

[2] Amounts for non-vehicle long-term debt obligations reflect principal payments and are not reduced for unamortized debt discounts of $3.9 million or debt issuance costs of $14.0 million.

[3] Primarily represents scheduled fixed interest payments on our outstanding senior unsecured notes and finance leases. Estimates of future interest payments for vehicle floorplan payables and commercial paper are excluded due to the short-term nature of these facilities.

[4] Amounts for operating lease commitments do not include certain operating expenses such as maintenance, insurance, and real estate taxes. Additionally, operating leases that are on a month-to-month basis are not included.

[5] Due to uncertainty regarding timing of payments expected beyond one year, long-term obligations for deferred compensation arrangements have been classified in the "More Than 5 Years" column.

[6] Our estimated chargeback obligations do not have scheduled maturities, however, the timing of future payments is estimated based on historical patterns.

[7] Our estimated self-insurance obligations are based on management estimates and actuarial calculations. Although these obligations do not have scheduled maturities, the timing of future payments is estimated based on historical patterns.

[8] Primarily represents purchase orders and contracts in connection with real estate construction projects and information technology and communication systems, as well as acquisition-related commitments.

We expect that the amounts above will be funded through cash flows from operations or borrowings under our commercial paper program or credit agreement. In the case of payments due upon the maturity of our debt instruments, we currently expect to be able to refinance such instruments in the normal course of business.

The table above excludes the non-recourse debt that relates to auto loans receivable funded through asset-backed term securitizations and/or warehouse facilities. These receivables can only be used as collateral to settle obligations of this non-recourse debt. In addition, the investors and/or creditors in the non-recourse debt have no recourse to our assets for payment of the debt beyond the related receivables, the amounts on deposit in reserve accounts, and the restricted cash from collections on auto loans receivable. Non-recourse debt, net of unamortized debt discounts and issuance costs, totaled $826.0 million at December 31, 2024. See Note 6 and Note 11 to the Consolidated Financial Statements for more information.

In the ordinary course of business, we are required to post performance and surety bonds, letters of credit, and/or cash deposits as financial guarantees of our performance. At December 31, 2024, surety bonds, letters of credit, and cash deposits totaled $124.3 million, of which $0.8 million were letters of credit. We do not currently provide cash collateral for outstanding letters of credit. We have negotiated a letter of credit sublimit as part of our revolving credit facility. The amount available to be borrowed under this revolving credit facility is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit.

As further discussed in Note 14 of the Notes to Consolidated Financial Statements, there are various tax matters where the ultimate resolution may result in us owing additional tax payments.

Off-Balance Sheet Arrangements

As of December 31, 2024, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Forward-Looking Statements

Our business, financial condition, results of operations, cash flows, and prospects, and the prevailing market price and performance of our common stock may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report on Form 10-K, including, without limitation, statements regarding our strategic initiatives, partnerships, or investments, including AutoNation Finance, statements regarding our expectations for the future performance of our business and the automotive retail industry, including during 2025, statements regarding the impact of the CDK outage on our business and the availability of insurance or other sources of recovery, as well as other written or oral statements made from time to time by us or by our authorized executive officers on our behalf that describe our objectives, goals, or plans constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including statements that describe our objectives, plans or goals are, or may be deemed to be, forward-looking statements. Words such as "anticipate," "expect," "estimate," "intend," "goal," "target," "project," "plan," "believe," "continue," "may," "will," "could," and variations of such words and similar expressions are intended to identify such forward-looking statements. Our forward-looking statements reflect our current expectations concerning future results and events, and they involve known and unknown risks, uncertainties and other factors that are difficult to predict and may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these statements. These forward-looking statements speak only as of the date of this report, and we undertake no obligation to revise or update these statements to reflect subsequent events or circumstances. The risks, uncertainties, and other factors that our stockholders and prospective investors should consider include, but are not limited to, the following:

- The automotive retail industry is sensitive to changing economic conditions and various other factors, including, but not limited to, unemployment levels, consumer confidence, fuel prices, interest rates, and tariffs. Our business and results of operations are substantially dependent on new and used vehicle sales levels in the United States and in our particular geographic markets, as well as the gross profit margins that we can achieve on our sales of vehicles, all of which are very difficult to predict.

- Our new vehicle sales are impacted by the incentive, marketing, and other programs of vehicle manufacturers.

- We are dependent upon the success and continued financial viability of the vehicle manufacturers and distributors with which we hold franchises. In addition, we rely on various third-party suppliers for key products and services.

- We are subject to restrictions imposed by, and significant influence from, vehicle manufacturers that may adversely impact our business, financial condition, results of operations, cash flows, and prospects, including our ability to acquire additional stores.

- We are investing significantly in various strategic initiatives, including the planned expansion of our AutoNation Finance business, our AutoNation USA used vehicle stores, and our AutoNation Mobile Service business, and if they are not successful, we will have incurred significant expenses without the benefit of improved financial results.

- If we are not able to maintain and enhance our retail brands and reputation or to attract consumers to our own digital channels, or if events occur that damage our retail brands, reputation, or sales channels, our business and financial results may be harmed.

- We are subject to various risks associated with originating and servicing auto finance loans through indirect lending to customers, any of which could have an adverse effect on our business.

- New laws, regulations, or governmental policies in response to climate change, including fuel economy and greenhouse gas emission standards, or changes to existing standards, could adversely impact our business, results of operations, financial condition, cash flow, and prospects.

- We are subject to numerous legal and administrative proceedings, which, if the outcomes are adverse to us, could materially adversely affect our business, results of operations, financial condition, cash flows, and prospects.

- Our operations are subject to extensive governmental laws and regulations. If we are found to be in purported violation of or subject to liabilities under any of these laws or regulations, or if new laws or regulations are enacted that adversely affect our operations, our business, operating results, and prospects could suffer.

- We depend on information technology for our business and are subject to risks related to cybersecurity threats and incidents, including those affecting our third-party suppliers and other service providers. A failure of our information systems or any cybersecurity breaches or unauthorized disclosure of confidential information could have a material adverse effect on our business, disrupt our business, and adversely impact our reputation and results of operations.

- Our debt agreements contain certain financial ratios and other restrictions on our ability to conduct our business, and our substantial indebtedness could adversely affect our financial condition and operations and prevent us from fulfilling our debt service obligations.

- We are subject to interest rate risk in connection with our vehicle floorplan payables, revolving credit facility, commercial paper program, and warehouse facilities that could have a material adverse effect on our profitability.

- Goodwill and other intangible assets comprise a significant portion of our total assets. We must test our goodwill and other intangible assets for impairment at least annually, which could result in a material, non-cash write-down of goodwill or franchise rights and could have a material adverse impact on our results of operations and shareholders' equity.

- Our minority equity investments with readily determinable fair values are required to be measured at fair value each reporting period, which could adversely impact our results of operations and financial condition. The carrying values of our minority equity investments that do not have readily determinable fair values are required to be adjusted for observable price changes or impairments, both of which could adversely impact our results of operations and financial condition.

- Our largest stockholders, as a result of their ownership stakes in us, may have the ability to exert substantial influence over actions to be taken or approved by our stockholders. In addition, future share repurchases and fluctuations in the levels of ownership of our largest stockholders could impact the volume of trading, liquidity, and market price of our common stock.

- Natural disasters and adverse weather events, including the effects of climate change, can disrupt our business.

Additional Information

Investors and others should note that we announce material financial information using our company website (www.autonation.com), our investor relations website (investors.autonation.com), SEC filings, press releases, public conference calls, and webcasts. Information about AutoNation, its business, and its results of operations may also be announced by posts on AutoNation's X feed (www.x.com/autonation).

The information that we post on our website and social media channels could be deemed to be material information. As a result, we encourage investors, the media, and others interested in AutoNation to review the information that we post on those websites and social media channels. Our social media channels may be updated from time to time on our investor relations website. The information on or accessible through our websites and social media channels is not incorporated by reference in this Annual Report on Form 10-K.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We have market risk exposure on various instruments that are based on variable interest rates. Interest rate derivatives may be used to hedge a portion of our variable rate debt, when appropriate, based on market conditions.

We had $3.7 billion of variable rate vehicle floorplan payable at December 31, 2024, and $3.4 billion at December 31, 2023. Based on these amounts, a 100 basis point change in interest rates would result in an approximate change to our annual floorplan interest expense of $37.1 million in 2024 and $33.8 million in 2023. Our exposure to changes in interest rates with respect to total vehicle floorplan payable is partially mitigated by manufacturers' floorplan assistance, which in some cases is based on variable interest rates.

We had $630.0 million of commercial paper notes outstanding at December 31, 2024, and $440.0 million at December 31, 2023. Based on the amount outstanding, a 100 basis point change in interest rates would result in an approximate change to our annual interest expense of $6.3 million in 2024 and $4.4 million in 2023.

Our fixed rate senior unsecured notes totaled $2.8 billion and had a fair value of $2.6 billion as of December 31, 2024, and totaled $3.2 billion and had a fair value of $3.0 billion as of December 31, 2023.

As of December 31, 2024, all auto loans receivable outstanding were fixed-rate installment contracts. Financing for these receivables was achieved primarily through both variable- and fixed-rate non-recourse debt. Non-recourse debt includes warehouse facilities and asset-backed term securitizations. Borrowings under the warehouse facilities are variable-rate debt and are secured by the related auto loans receivable. Certain auto loans receivable were funded through term securitizations, which issued notes payable that accrue interest at fixed rates, and are also secured by the related auto loans receivable.

Equity Price Risk

We are subject to equity price risk with respect to minority equity investments. Certain of our equity investments have readily determinable fair values. During the period that we hold these equity investments, unrealized gains and losses will be recorded as the fair market value of the securities change over time. The fair value of these equity investments was $20.0 million at December 31, 2024 and $22.8 million at December 31, 2023. A hypothetical 10% change in the equity prices of these securities with readily determinable fair values would result in an approximate change to gain or loss of $2.0 million in 2024 and $2.3 million in 2023. We also have minority equity investments without a readily determinable fair value. These equity investments are measured using a measurement alternative as permitted by accounting standards and were initially recorded at cost, to be subsequently adjusted for observable price changes. During the period that we hold these investments, unrealized gains and losses may be recorded if we identify observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The carrying amount of our equity investments without a readily determinable fair value was $49.8 million at December 31, 2024 and $56.7 million at December 31, 2023. A hypothetical 10% observable price change for these equity investments would result in an approximate change to gain or loss of $5.0 million in 2024 and $5.7 million in 2023. The selected 10% hypothetical change in equity prices is not intended to reflect a best or worst case scenario, as equity price changes could be smaller or larger due to the nature of equity markets.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
AutoNation, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AutoNation, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 14, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of franchise rights

As described in Note 9 to the consolidated financial statements, the franchise rights balance as of December 31, 2024 was $861.2 million. The Company performs franchise rights impairment testing annually or more frequently when events or changes indicate that impairment may have occurred. During the fiscal year ended December 31, 2024, the Company performed a quantitative impairment analysis of its franchise rights.

We identified the assessment of the fair values of franchise rights as a critical audit matter. We performed sensitivity analyses as a risk assessment procedure over assumptions used to estimate the fair value of the franchise rights and determined the forecasted revenue growth rates, the forecasted margin rates and the discount rates represented the significant assumptions. A higher degree of auditor judgment was required to evaluate the Company's estimated forecasted revenue growth rates and margin rates used to determine the fair value of the franchise rights. Valuation professionals with specialized skills and knowledge were required to evaluate the determination of the discount rates.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the process to determine the fair value of the franchise rights, including controls over the:

- development of the forecasted revenue growth rates and the forecasted margin rates
- selection of the discount rate assumptions

We evaluated the Company's forecasted revenue growth rates by comparing the growth assumptions to market data, such as industry forecasted growth rates. We evaluated the Company's forecasted margin rates by comparing the rate assumptions to historical actual margins. We compared the Company's historical revenue growth and margin forecasts to actual results to assess the Company's ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used by management in the valuations by comparing them against independently developed discount rates using publicly available market data for comparable entities.

/s/ KPMG LLP

We have served as the Company's auditor since 2003.

Fort Lauderdale, Florida
February 14, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
AutoNation, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited AutoNation, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 14, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Fort Lauderdale, Florida
February 14, 2025

AUTONATION, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31,
(In millions, except share and per share data)

	2024	2023
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 59.8	$ 60.8
Receivables, net of allowance for credit losses of $3.3 million and $2.1 million, respectively	1,066.3	1,040.4
Inventory	3,360.0	3,033.4
Other current assets	211.9	172.3
Total Current Assets	4,698.0	4,306.9
AUTO LOANS RECEIVABLE, net of allowance for credit losses of $54.8 million and $46.3 million, respectively	1,057.1	402.4
PROPERTY AND EQUIPMENT, NET	3,791.9	3,791.6
OPERATING LEASE ASSETS	391.1	392.1
GOODWILL	1,452.9	1,465.8
OTHER INTANGIBLE ASSETS, NET	905.9	927.8
OTHER ASSETS	704.8	693.4
Total Assets	$ 13,001.7	$ 11,980.0
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Vehicle floorplan payable - trade	$ 2,216.2	$ 1,760.0
Vehicle floorplan payable - non-trade	1,493.5	1,622.4
Accounts payable	376.6	344.7
Commercial paper	630.0	440.0
Current maturities of long-term debt	518.5	462.4
Current portion of non-recourse debt	28.3	8.8
Other current liabilities	1,049.1	944.2
Total Current Liabilities	6,312.2	5,582.5
LONG-TERM DEBT, NET OF CURRENT MATURITIES	2,613.6	3,127.9
NON-RECOURSE DEBT, NET OF CURRENT PORTION	797.7	249.6
NONCURRENT OPERATING LEASE LIABILITIES	356.9	363.2
DEFERRED INCOME TAXES	83.1	85.0
OTHER LIABILITIES	380.9	360.4
COMMITMENTS AND CONTINGENCIES (Note 20)		
SHAREHOLDERS' EQUITY:		
Common stock, par value $0.01 per share; 1,500,000,000 shares authorized; 63,562,149 shares issued at December 31, 2024, and 63,562,149 shares issued at December 31, 2023, including shares held in treasury	0.6	0.6
Additional paid-in capital	20.3	22.4
Retained earnings	5,331.8	4,643.0
Treasury stock, at cost; 24,527,869 and 21,917,635 shares held, respectively	(2,895.4)	(2,454.6)
Total Shareholders' Equity	2,457.3	2,211.4
Total Liabilities and Shareholders' Equity	$ 13,001.7	$ 11,980.0

See accompanying Notes to Consolidated Financial Statements.

AUTONATION, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,
(In millions, except per share data)

		2024		2023		2022
Revenue:						
New vehicle	$	13,048.2	$	12,767.4	$	11,754.4
Used vehicle		7,719.9		8,198.5		9,661.8
Parts and service		4,614.6		4,533.7		4,100.6
Finance and insurance, net		1,360.1		1,418.8		1,437.3
Other		22.6		30.5		30.9
TOTAL REVENUE		26,765.4		26,948.9		26,985.0
Cost of Sales:						
New vehicle		12,272.7		11,705.6		10,387.8
Used vehicle		7,281.4		7,690.5		9,108.7
Parts and service		2,405.6		2,394.4		2,200.3
Other		20.3		26.9		22.9
TOTAL COST OF SALES		21,980.0		21,817.4		21,719.7
Gross Profit:						
New vehicle		775.5		1,061.8		1,366.6
Used vehicle		438.5		508.0		553.1
Parts and service		2,209.0		2,139.3		1,900.3
Finance and insurance		1,360.1		1,418.8		1,437.3
Other		2.3		3.6		8.0
TOTAL GROSS PROFIT		4,785.4		5,131.5		5,265.3
AUTONATION FINANCE INCOME (LOSS)		(9.3)		(13.9)		(37.6)
Selling, general, and administrative expenses		3,263.9		3,253.2		3,026.1
Depreciation and amortization		240.7		220.5		200.3
Franchise rights impairment		12.5		—		—
Other income, net		(46.5)		(8.0)		(23.2)
OPERATING INCOME		1,305.5		1,651.9		2,024.5
Non-operating income (expense) items:						
Floorplan interest expense		(218.9)		(144.7)		(41.4)
Other interest expense		(179.7)		(181.4)		(134.9)
Other income (loss), net		9.8		24.4		(14.7)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES		916.7		1,350.2		1,833.5
Income tax provision		224.5		330.0		455.8
NET INCOME FROM CONTINUING OPERATIONS		692.2		1,020.2		1,377.7
Income (loss) from discontinued operations, net of income taxes		—		0.9		(0.3)
NET INCOME	$	692.2	$	1,021.1	$	1,377.4
BASIC EARNINGS (LOSS) PER SHARE:						
Continuing operations	$	17.09	$	22.87	$	24.47
Discontinued operations	$	—	$	0.02	$	(0.01)
Net income	$	17.09	$	22.89	$	24.47
Weighted average common shares outstanding		40.5		44.6		56.3
DILUTED EARNINGS (LOSS) PER SHARE:						
Continuing operations	$	16.92	$	22.72	$	24.30
Discontinued operations	$	—	$	0.02	$	(0.01)
Net income	$	16.92	$	22.74	$	24.29
Weighted average common shares outstanding		40.9		44.9		56.7
COMMON SHARES OUTSTANDING, net of treasury stock, at period end		39.0		41.6		47.6

See accompanying Notes to Consolidated Financial Statements.

AUTONATION, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2024, 2023, and 2022
(In millions, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	Shares	Amount				
BALANCE AT DECEMBER 31, 2021	86,562,149	$ 0.8	$ 3.2	$ 4,639.9	$ (2,266.9)	$ 2,377.0
Net income	—	—	—	1,377.4	—	1,377.4
Repurchases of common stock	—	—	—	—	(1,710.2)	(1,710.2)
Treasury stock cancellation	(23,000,000)	(0.2)	(7.8)	(2,295.5)	2,303.5	—
Stock-based compensation expense	—	—	31.5	—	—	31.5
Shares awarded under stock-based compensation plans, net of shares withheld for taxes	—	—	(23.8)	(58.1)	54	(27.9)
BALANCE AT DECEMBER 31, 2022	63,562,149	$ 0.6	$ 3.1	$ 3,663.7	$ (1,619.6)	$ 2,047.8
Net income	—	—	—	1,021.1	—	1,021.1
Repurchases of common stock, including excise tax	—	—	—	—	(871.7)	(871.7)
Stock-based compensation expense	—	—	39.7	—	—	39.7
Shares awarded under stock-based compensation plans, net of shares withheld for taxes	—	—	(20.4)	(41.8)	36.7	(25.5)
BALANCE AT DECEMBER 31, 2023	63,562,149	$ 0.6	$ 22.4	$ 4,643.0	$ (2,454.6)	$ 2,211.4
Net income	—	—	—	692.2	—	692.2
Repurchases of common stock, including excise tax	—	—	—	—	(464.2)	(464.2)
Stock-based compensation expense	—	—	36.5	—	—	36.5
Shares awarded under stock-based compensation plans, net of shares withheld for taxes	—	—	(38.6)	(3.4)	23.4	(18.6)
BALANCE AT DECEMBER 31, 2024	63,562,149	$ 0.6	$ 20.3	$ 5,331.8	$ (2,895.4)	$ 2,457.3

See accompanying Notes to Consolidated Financial Statements.

AUTONATION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,
(In millions)

	2024	2023	2022
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:			
Net income	$ 692.2	$ 1,021.1	$ 1,377.4
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations	—	(0.9)	0.3
Depreciation and amortization	240.7	220.5	200.3
Amortization of debt issuance costs and accretion of debt discounts	8.9	9.6	7.2
Stock-based compensation expense	36.5	39.7	31.5
Provision for credit losses on auto loans receivable	54.7	45.9	43.8
Deferred income tax provision (benefit)	(1.4)	20.1	1.3
Net gain related to business/property dispositions	(55.1)	(9.1)	(16.3)
Franchise rights impairment	12.5	—	—
Non-cash impairment charges	9.3	5.2	1.6
Loss (gain) on equity investments	7.0	(5.2)	(2.9)
Loss (gain) on corporate-owned life insurance asset	(14.5)	(16.4)	19.4
Gain on sale of auto loans receivable	(7.4)	(8.1)	—
Other	2.8	1.2	—
(Increase) decrease, net of effects from business acquisitions and divestitures:			
Receivables	(25.9)	(178.2)	(129.2)
Auto loans receivable, net	(877.1)	(229.9)	—
Inventory	(398.5)	(950.1)	(175.5)
Other assets	32.2	(84.2)	(58.4)
Increase (decrease), net of effects from business acquisitions and divestitures:			
Vehicle floorplan payable - trade	486.4	813.4	461.1
Accounts payable	34.7	8.1	(68.9)
Other liabilities	76.7	21.6	(24.3)
Net cash provided by continuing operations	314.7	724.3	1,668.4
Net cash used in discontinued operations	—	(0.3)	(0.3)
Net cash provided by operating activities	314.7	724.0	1,668.1
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:			
Purchases of property and equipment	(328.5)	(410.3)	(329.0)
Cash used in business acquisitions, net of cash acquired	—	(271.4)	(191.6)
Cash received from business divestitures, net of cash relinquished	156.0	23.2	55.2
Originations of auto loans receivable acquired through third-party dealers	—	(110.9)	(56.0)
Collections on auto loans receivable acquired through third-party dealers	79.0	135.0	36.4
Proceeds from the sale of auto loans receivable	96.0	68.7	—
Other	9.8	(4.2)	5.7
Net cash provided by (used in) continuing operations	12.3	(569.9)	(479.3)
Net cash used in discontinued operations	—	—	—
Net cash provided by (used in) investing activities	12.3	(569.9)	(479.3)

See accompanying Notes to Consolidated Financial Statements.

AUTONATION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,
(In millions)

(Continued)

	2024	2023	2022
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:			
Repurchases of common stock	(460.0)	(874.4)	(1,699.5)
Proceeds from 3.85% Senior Notes due 2032	—	—	698.8
Payment of 3.5% Senior Notes due 2024	(450.0)	—	—
Net proceeds from (payments of) commercial paper	190.0	390.0	(290.0)
Proceeds from non-recourse debt	1,513.0	324.0	40.7
Payments of non-recourse debt	(946.7)	(392.7)	(35.6)
Payment of debt issuance costs	(1.8)	(6.6)	(7.1)
Net proceeds from (payments of) vehicle floorplan payable - non-trade	(113.5)	425.3	178.6
Payments of other debt obligations	(13.0)	(12.6)	(12.0)
Proceeds from the exercise of stock options	0.5	1.9	3.4
Payments of tax withholdings for stock-based awards	(19.1)	(27.4)	(31.3)
Net cash used in continuing operations	(300.6)	(172.5)	(1,154.0)
Net cash used in discontinued operations	—	—	—
Net cash used in financing activities	(300.6)	(172.5)	(1,154.0)
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	26.4	(18.4)	34.8
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH at beginning of year	77.0	95.4	60.6
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH at end of year	$ 103.4	$ 77.0	$ 95.4

See accompanying Notes to Consolidated Financial Statements.

(All tables in millions, except per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

AutoNation, Inc., through its subsidiaries, is one of the largest automotive retailers in the United States. As of December 31, 2024, we owned and operated 325 new vehicle franchises from 243 stores located in the United States, predominantly in major metropolitan markets in the Sunbelt region. Our stores sell 31 different new vehicle brands. The core brands of new vehicles that we sell, representing approximately 88% of the new vehicles that we sold in 2024, are manufactured by Toyota (including Lexus), Honda, Ford, General Motors, BMW, Mercedes-Benz, Stellantis, and Volkswagen (including Audi and Porsche). As of December 31, 2024, we also owned and operated 52 AutoNation-branded collision centers, 24 AutoNation USA used vehicle stores, 4 AutoNation-branded automotive auction operations, 3 parts distribution centers, a mobile automotive repair and maintenance business, and an auto finance company.

We offer a diversified range of automotive products and services, including new vehicles, used vehicles, “parts and service” (also referred to as “After-Sales”), which includes automotive repair and maintenance services as well as wholesale parts and collision businesses, and automotive “finance and insurance” products (also referred to as “Customer Financial Services”), which include vehicle service and other protection products, as well as the arranging of financing for vehicle purchases through third-party finance sources. We also offer indirect financing through our captive auto finance company on vehicles we sell. For convenience, the terms “AutoNation,” “Company,” “we,” “us,” and “our” are used to refer collectively to AutoNation, Inc. and its subsidiaries, unless otherwise required by the context. Our store and other operations are conducted by our subsidiaries.

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of AutoNation, Inc. and its subsidiaries. All of our automotive dealership subsidiaries are indirectly wholly owned by the parent company, AutoNation, Inc. Intercompany accounts and transactions have been eliminated in the consolidation.

Certain amounts from the previously reported financial statements have been reclassified to conform to the financial statement presentation of the current period.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. We periodically evaluate estimates and assumptions used in the preparation of the financial statements and make changes on a prospective basis when adjustments are necessary. Such estimates and assumptions affect, among other things, our goodwill, indefinite-lived intangible asset, and long-lived asset valuations; inventory valuation; equity investment valuation; assets held for sale; assessments of variable consideration and related constraints associated with retrospective commissions; accruals for chargebacks against revenue recognized from the sale of finance and insurance products; accruals related to self-insurance programs; the allowance for expected credit losses; certain legal proceedings; assessment of the annual income tax expense; deferred income taxes and income tax contingencies; and measurement of performance-based compensation costs.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less as of the date of purchase to be cash equivalents unless the investments are legally or contractually restricted for more than three months. Under our cash management system, outstanding checks that are in excess of the cash balances at certain banks are included in Accounts Payable in the Consolidated Balance Sheets and changes in these amounts are reflected in operating cash flows in the accompanying Consolidated Statements of Cash Flows.

Auto Loans Receivable

Auto loans receivable include amounts due from customers related to retail vehicle sales financed through our captive auto finance company, as well as retail vehicle installment sales contracts acquired through third-party dealers prior to October 2023. Auto loans receivable are presented net of an allowance for expected credit losses. See Note 6 of the Notes to Consolidated Financial Statements for additional information on our significant accounting policies related to auto loans receivable and the allowance for expected credit losses.

Financing and Securitization Transactions

Through wholly-owned, bankruptcy-remote, special purpose entities, we utilize warehouse facilities to fund auto loans receivable originated by our captive auto finance company. We also have term securitizations that were put in place prior to our acquisition of our captive auto finance company to provide long-term funding for certain auto loans receivable initially funded through the warehouse facilities. In these transactions, a pool of auto loans receivable is sold to a bankruptcy-remote, special purpose entity that, in turn, transfers the receivables to a special purpose securitization trust. The securitization trust issues asset-backed securities, secured or otherwise supported by the transferred receivables, and the proceeds from the sale of the asset-backed securities are used to finance the securitized receivables. We are required to evaluate the term securitization trusts for consolidation. See Note 11 of the Notes to Consolidated Financial Statements for more information on our non-recourse debt and consolidation of variable interest entities.

Inventory

Inventory consists primarily of new and used vehicles held for sale, valued at the lower of cost or net realizable value using the specific identification method. Cost includes acquisition, reconditioning, dealer installed accessories, and transportation expenses. Our new vehicle inventory costs are generally reduced by manufacturer holdbacks (percentage of either the manufacturer's suggested retail price or invoice price of a new vehicle that the manufacturer repays to the dealer), incentives, floorplan assistance, and non-reimbursement-based manufacturer advertising assistance. Parts, accessories, and other inventory are valued at the lower of cost or net realizable value. See Note 7 of the Notes to Consolidated Financial Statements for more detailed information about our inventory.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs are charged to expense as incurred. In addition, we capitalize interest on borrowings during the active construction period of capital projects. Capitalized interest is added to the cost of the assets and depreciated over the estimated useful lives of the assets. Leased property meeting certain criteria is capitalized as a finance lease right-of-use asset and the present value of the related lease payments is recorded as a liability and included in current and/or long-term debt based on the lease term. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in Other Income, Net (within Operating Income) in the Consolidated Statements of Income. See Note 8 of the Notes to Consolidated Financial Statements for detailed information about our property and equipment.

Depreciation is recorded over the estimated useful lives of the assets involved using the straight-line method. Leasehold improvements and finance lease right-of-use assets are amortized to depreciation expense over the estimated useful life of the asset or the respective lease term used in determining lease classification, whichever is shorter. The range of estimated useful lives is as follows:

Buildings and improvements	5 to 40 years
Furniture, fixtures, and equipment	3 to 10 years

We continually evaluate property and equipment, including leasehold improvements, to determine whether events or changes in circumstances have occurred that may warrant revision of the estimated useful life or whether the remaining balance should be evaluated for possible impairment. Such events or changes in circumstances may include a significant decrease in market value, a significant change in the business climate in a particular market, a current expectation that more-likely-than-not a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, or a current-period operating or cash flow loss combined with historical losses or projected future losses. We use an estimate of the related undiscounted cash flows over the remaining life of the asset (asset group) in assessing whether an asset (asset group) is recoverable. If the asset (asset group) is not recoverable, we determine the fair value of the asset (asset group) based on Level 3 inputs, and measure impairment losses based upon the amount by which the carrying amount of the asset (asset group) exceeds the fair value. If we recognize an impairment loss on a depreciable long-lived asset, the adjusted carrying amount of the asset becomes its new cost basis, which is depreciated over the remaining useful life of that asset.

When property and equipment are identified as held for sale, we reclassify the held for sale assets to Other Current Assets and cease recording depreciation. We measure each long-lived asset or disposal group at the lower of its carrying amount or fair value less cost to sell and recognize a loss for any initial adjustment of the long-lived asset's or disposal group's carrying amount to fair value less cost to sell in the period the "held for sale" criteria are met. Such valuations include estimations of fair values and incremental direct costs to transact a sale. The fair value measurements for our long-lived assets held for sale are based on Level 3 inputs, which consider information obtained from third-party real estate valuation sources, or, in certain cases, pending agreements to sell the related assets. We recognize an impairment loss if the amount of the asset's or disposal group's carrying amount exceeds the asset's or disposal group's estimated fair value less cost to sell.

Assets held for sale are reported in the "Corporate and other" category of our segment information. We had assets held for sale of $23.6 million at December 31, 2024, and $21.3 million at December 31, 2023.

See Note 19 of the Notes to Consolidated Financial Statements for information about our fair value measurement valuation process and impairment charges that were recorded during 2024, 2023, and 2022.

Leases

We lease numerous facilities and various types of equipment relating to our operations. See Note 10 of the Notes to Consolidated Financial Statements for a discussion of our significant accounting policies related to leases.

Goodwill and Other Intangible Assets, net

Goodwill consists of the cost of acquired businesses in excess of the fair value of the net assets acquired. Additionally, other intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of our intent to do so.

Our principal identifiable intangible assets are rights under franchise agreements with vehicle manufacturers. We generally expect our franchise agreements to survive for the foreseeable future and, when the agreements do not have indefinite terms, anticipate routine renewals of the agreements without substantial cost. The contractual terms of our franchise agreements provide for various durations, ranging from one year to no expiration date, and in certain cases, manufacturers have undertaken to renew such franchises upon expiration so long as the dealership is in compliance with the terms of the agreement. However, in general, the states in which we operate have automotive dealership franchise laws that provide that, notwithstanding the terms of any franchise agreement, it is unlawful for a manufacturer to terminate or not renew a franchise unless "good cause" exists. It is generally difficult, outside of bankruptcy, for a manufacturer to terminate or not renew a franchise under these franchise laws, which were designed to protect dealers. In addition, in our experience and historically in the automotive retail industry, dealership franchise agreements are rarely involuntarily terminated or not renewed by the manufacturer outside of bankruptcy. Accordingly, we believe that our franchise agreements will contribute to cash flows for the foreseeable future and have indefinite lives. Other intangible assets are amortized using a straight-line method over their useful lives, generally ranging from three to thirty years.

We do not amortize goodwill or franchise rights assets. Goodwill and franchise rights are tested for impairment annually or more frequently when events or changes in circumstances indicate that impairment may have occurred. During 2024, we did not record any goodwill impairment charges and recorded $12.5 million of franchise rights impairment charges. During 2023 and 2022, we did not record any goodwill or franchise rights impairment charges. See Note 9 of the Notes to Consolidated Financial Statements for more information about our goodwill and other intangible assets and Note 19 of the Notes to Consolidated Financial Statements for information about our impairment tests of goodwill and franchise rights.

Other Current Assets

Other current assets consist of various items, including, among other items, prepaid expenses, deposits, assets held for sale, and contract assets. Other current assets also include restricted cash on deposit in reserve accounts for the benefit of holders of certain non-recourse debt. These funds are not expected to be available to the company or its creditors.

Other Assets

Other assets consist of various items, including, among other items, service loaner and rental vehicle inventory, net, the cash surrender value of corporate-owned life insurance held in a Rabbi Trust for deferred compensation plan participants, and investments in equity securities.

Other Current Liabilities

Other current liabilities consist of various items payable within one year including, among other items, accruals for payroll and benefits, sales taxes, the current portions of finance and insurance chargeback liabilities and operating lease liabilities, customer deposits, income taxes payable, accrued expenses, and accrued interest payable.

Other Liabilities

Other liabilities consist of various items payable beyond one year including, among other items, the long-term portions of deferred compensation obligations, finance and insurance chargeback liabilities, contract liabilities, and self-insurance liabilities.

Employee Savings Plans

We offer a 401(k) plan to all of our associates and provided a matching contribution to certain associates that participate in the plan of $25.3 million in 2024, $24.5 million in 2023, and $19.9 million in 2022. Employer matching contributions are fully vested immediately upon contribution.

We offer a deferred compensation plan (the "Plan") to provide certain associates and non-employee directors with the opportunity to accumulate assets for retirement on a tax-deferred basis. Participants in the Plan are allowed to defer a portion of their compensation and are fully vested in their respective deferrals and earnings. Participants may choose from a variety of investment options, which determine their earnings credits. We provided a matching contribution to employee participants in the Plan of $2.0 million for 2024, $2.1 million for 2023, and $1.3 million for 2022. One-third of the matching contribution is vested and credited to participants on the first day of the subsequent calendar year, and an additional one-third vests and is credited on each of the first and second anniversaries of such date. We may also make discretionary contributions, which vest three years after the effective date of the discretionary contribution. The balances due to participants in the Plan were $139.5 million as of December 31, 2024, and $129.3 million as of December 31, 2023, and are included in Other Current Liabilities and Other Liabilities in the accompanying Consolidated Balance Sheets.

Stock-Based Compensation

We grant stock-based awards in the form of time-based, performance-based, and market-based restricted stock units ("RSUs"), which are issued from our treasury stock upon vesting. Compensation cost for time-based and performance-based RSUs is based on the closing price of our common stock on the date of grant. Compensation cost for market-based RSUs is based on the fair value of the award calculated using a Monte Carlo simulation model on the date of grant.

Certain of our equity-based compensation plans contain provisions that provide for vesting of awards upon retirement. Accordingly, compensation cost for time-based RSUs is recognized on a straight-line basis over the shorter of the stated vesting period or the period until associates become retirement-eligible. Compensation cost for performance-based RSUs is recognized based on the expected achievement level of the performance goals, which is evaluated over the performance period, and recognized over the shorter of the stated vesting period or the period until associates become retirement-eligible. Compensation cost for market-based RSUs is recognized over the shorter of the stated vesting period or the period until associates become retirement-eligible, regardless of whether the market condition is satisfied. We account for forfeitures of stock-based awards as they occur. See Note 16 of the Notes to Consolidated Financial Statements for more information about our stock-based compensation arrangements.

Revenue Recognition

Revenue consists of the sales of new and used vehicles, sales of parts and automotive services, commissions for the placement of finance and insurance products, and sales of other products. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of our significant accounting policies related to revenue recognition.

AutoNation Finance Income (Loss)

AutoNation Finance Income (Loss) includes the results of our captive auto finance company. See Note 3 of the Notes to Consolidated Financial Statements for more information.

Insurance

Under our self-insurance programs, we retain various levels of aggregate loss limits, per claim deductibles, and claims-handling expenses as part of our various insurance programs, including property and casualty, automobile, workers' compensation, and employee medical benefits. Costs in excess of this retained risk per claim may be insured under various contracts with third-party insurance carriers. We review our claim and loss history on a periodic basis to assist in assessing our future liability. The ultimate costs of these retained insurance risks, including related legal costs, are estimated by management and by third-party actuarial evaluation of historical claims experience, adjusted for current trends and changes in claims-handling procedures. See Note 13 of the Notes to Consolidated Financial Statements for more information on our self-insurance liabilities.

Manufacturer Incentives and Other Rebates

We receive various incentives from manufacturers based on achieving certain objectives, such as specified sales volume targets, as well as other objectives, including maintaining standards of a particular vehicle brand, which may include but are not limited to facility image and design requirements, customer satisfaction survey results, and training standards, among others. These incentives are typically based upon units purchased or sold. These manufacturer incentives are recognized as a reduction of new vehicle cost of sales when earned, generally at the time the related vehicles are sold or upon attainment of the particular program goals, whichever is later.

We also receive manufacturer rebates and assistance for holdbacks, floorplan interest, and non-reimbursement-based advertising expenses (described below), which are reflected as a reduction in the carrying value of each vehicle purchased by us. We recognize holdbacks, floorplan interest assistance, non-reimbursement-based advertising rebates, cash incentives, and other rebates received from manufacturers that are tied to specific vehicles as a reduction to cost of sales as the related vehicles are sold.

Advertising

We generally expense the cost of advertising as incurred, net of earned manufacturer reimbursements for specific advertising costs and other discounts. Advertising expense, net of manufacturer advertising reimbursements, was $255.5 million in 2024, $243.5 million in 2023, and $184.3 million in 2022, and is reflected as a component of Selling, General, and Administrative Expenses in the accompanying Consolidated Statements of Income.

Manufacturer advertising rebates that are reimbursements of costs associated with specific advertising expenses are earned in accordance with the respective manufacturers' reimbursement-based advertising assistance programs, which is typically after we have incurred the corresponding advertising expenses, and are reflected as a reduction of advertising expense. Manufacturer advertising reimbursements classified as an offset to advertising expenses were $63.0 million in 2024, $61.3 million in 2023, and $58.2 million in 2022. All other non-reimbursement-based manufacturer advertising rebates that are not associated with specific advertising expenses are recorded as a reduction of inventory and recognized as a reduction of new vehicle cost of sales in the period the related vehicle is sold.

Parts and Service Internal Profit

Our parts and service departments recondition the majority of used vehicles acquired by our used vehicle departments and perform preparatory work and accessory installation on new vehicles acquired by our new vehicle departments. The parts and service departments charge the new and used vehicle departments as if they were third parties in order to account for total activity performed by that department. Revenues and costs of sales associated with the internal work performed by our parts and service departments are reflected in our parts and service results in our Consolidated Statements of Income. New and used vehicle revenues and costs of sales are reduced by the amount of the intracompany charge. As a result, the revenues and costs of sales associated with the internal work performed by our parts and service departments are eliminated in consolidation. We also defer internal profit associated with the internal work performed by our parts and service departments on our vehicle inventory until such vehicles have been sold.

Income Taxes

We file a consolidated federal income tax return. Deferred income taxes have been provided for temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. See Note 14 of the Notes to Consolidated Financial Statements for more detailed information related to income taxes.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period, including vested RSU awards. Diluted earnings per share is computed using the treasury stock method by dividing net income by the weighted average number of shares outstanding, noted above, including the dilutive effect of unvested RSU awards and stock options. See Note 4 of the Notes to Consolidated Financial Statements for more information on the computation of earnings per share.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, that requires disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker and included within each reported measure of segment profit or loss. The standard also requires disclosure of the composition of other segment items included in the measure of segment profit or loss that are not separately disclosed. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We adopted this accounting standard for our fiscal year beginning January 1, 2024, retrospectively. Therefore, prior periods have been updated to conform with the current period presentation. See Note 22 of the Notes to Consolidated Financial Statements for our reportable segment disclosures.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, that requires presentation of specific categories of reconciling items, as well as reconciling items that meet a quantitative threshold, in the reconciliation between the income tax provision and the income tax provision using statutory tax rates. The standard also requires disclosure of income taxes paid disaggregated by jurisdiction with separate disclosure of income taxes paid to individual jurisdictions that meet a quantitative threshold. The amendments in this accounting standard are effective for fiscal years beginning after December 15, 2024, on a prospective basis. Early adoption and retrospective application are permitted. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements, but will require certain additional disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, that requires disclosure of the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense line item on the income statement. The standard also requires a qualitative description of other amounts included in each relevant expense line item on the income statement that are not separately disclosed. In addition, entities are required to disclose the nature and amount of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements, but will require certain additional disclosures.

2. REVENUE RECOGNITION

Disaggregation of Revenue

The significant majority of our revenue is from contracts with customers. Taxes assessed by governmental authorities that are directly imposed on revenue transactions are excluded from revenue and expenses. In the following tables, revenue is disaggregated by major lines of goods and services and timing of transfer of goods and services. The tables also include a reconciliation of the disaggregated revenue to reportable segment revenue.

	Year Ended December 31, 2024				
	Domestic	Import	Premium Luxury	Corporate and other[1]	Total
Major Goods/Service Lines					
New vehicle	$ 3,527.1	$ 4,320.0	$ 5,201.1	$ —	$ 13,048.2
Used vehicle	2,057.5	2,162.5	2,837.0	662.9	7,719.9
Parts and service	1,146.0	1,194.7	1,667.4	606.5	4,614.6
Finance and insurance, net	402.5	470.9	434.1	52.6	1,360.1
Other	7.2	8.8	0.3	6.3	22.6
	$ 7,140.3	$ 8,156.9	$ 10,139.9	$ 1,328.3	$ 26,765.4
Timing of Revenue Recognition					
Goods and services transferred at a point in time	$ 6,285.7	$ 7,212.3	$ 8,703.6	$ 916.4	$ 23,118.0
Goods and services transferred over time[2]	854.6	944.6	1,436.3	411.9	3,647.4
	$ 7,140.3	$ 8,156.9	$ 10,139.9	$ 1,328.3	$ 26,765.4

	Year Ended December 31, 2023				
	Domestic	Import	Premium Luxury	Corporate and other[1]	Total
Major Goods/Service Lines					
New vehicle	$ 3,525.0	$ 3,996.0	$ 5,246.4	$ —	$ 12,767.4
Used vehicle	2,428.4	2,222.2	2,979.5	568.4	8,198.5
Parts and service	1,184.7	1,150.1	1,593.1	605.8	4,533.7
Finance and insurance, net	432.0	490.1	446.2	50.5	1,418.8
Other	3.1	22.5	1.2	3.7	30.5
	$ 7,573.2	$ 7,880.9	$ 10,266.4	$ 1,228.4	$ 26,948.9
Timing of Revenue Recognition					
Goods and services transferred at a point in time	$ 6,723.2	$ 6,988.3	$ 8,911.4	$ 819.9	$ 23,442.8
Goods and services transferred over time[2]	850.0	892.6	1,355.0	408.5	3,506.1
	$ 7,573.2	$ 7,880.9	$ 10,266.4	$ 1,228.4	$ 26,948.9

						Year Ended December 31, 2022					
		Domestic		Import		Premium Luxury		Corporate and other[1]			Total
Major Goods/Service Lines											
New vehicle	$	3,409.1	$	3,473.0	$	4,872.3	$	—	$		11,754.4
Used vehicle		3,022.3		2,652.7		3,499.8		487.0			9,661.8
Parts and service		1,092.7		1,050.9		1,448.6		508.4			4,100.6
Finance and insurance, net		460.3		494.1		453.8		29.1			1,437.3
Other		3.1		19.6		3.6		4.6			30.9
	$	7,987.5	$	7,690.3	$	10,278.1	$	1,029.1	$		26,985.0
Timing of Revenue Recognition											
Goods and services transferred at a point in time	$	7,226.9	$	6,896.2	$	9,063.1	$	703.7	$		23,889.9
Goods and services transferred over time[2]		760.6		794.1		1,215.0		325.4			3,095.1
	$	7,987.5	$	7,690.3	$	10,278.1	$	1,029.1	$		26,985.0

[1] "Corporate and other" is comprised of our non-franchised businesses, including AutoNation USA used vehicle stores, collision centers, parts distribution centers, auction operations, and AutoNation Mobile Service.

[2] Represents revenue recognized during the period for automotive repair and maintenance services.

Performance Obligations and Significant Judgments and Estimates Related to Revenue Recognition

New and Used Vehicle

We sell new vehicles at our franchised dealerships and used vehicles at our franchised dealerships, AutoNation USA used vehicle stores, and wholesale auctions. The transaction price for a vehicle sale is determined with the customer at the time of sale. Customers often trade in their own vehicle to apply toward the purchase of a retail new or used vehicle. The "trade-in" vehicle is a type of noncash consideration measured at fair value, based on external and internal market data for the specific vehicle, and applied as payment to the contract price for the purchased vehicle.

When we sell a new or used vehicle, we typically transfer control at a point in time upon delivery of the vehicle to the customer, which is generally at time of sale, as the customer is able to direct the use of, and obtain substantially all of the benefits from, the vehicle at such time. We do not directly finance our customers' vehicle purchases or leases. We offer indirect financing on certain vehicles we sell, and income from such financing is reflected in AutoNation Finance Income (Loss) in our Consolidated Statements of Income. In many cases, we arrange third-party financing for the retail sale or lease of vehicles to our customers in exchange for a fee paid to us by the third-party financial institution. We receive payment directly from the customer at the time of sale, from the third-party financial institution (referred to as contracts-in-transit or vehicle receivables, which are part of our receivables from contracts with customers), or from our captive auto finance company within a short period of time following the sale. We establish provisions, which are not significant, for estimated returns and warranties on the basis of both historical information and current trends.

We also offer auction services at our AutoNation-branded automotive auctions, revenue from which is included within Used Vehicle wholesale revenue. The transaction price for auction services is based on an established pricing schedule and determined with the customer at the time of sale, and payment is due upon completion of service. We satisfy our performance obligations related to auction services at the point in time that control transfers to the customer, which is when the service is completed.

Parts and Service

We sell parts and automotive services related to customer-paid repairs and maintenance, repairs and maintenance under manufacturer warranties and extended service contracts, and collision-related repairs. We also sell parts through our wholesale and retail counter channels, as well as our e-commerce website.

Each automotive repair and maintenance service is a single performance obligation that includes both the parts and labor associated with the service. Payment for automotive service work is typically due upon completion of the service, which is generally completed within a short period of time from contract inception. The transaction price for automotive repair and maintenance services is based on the parts used, the number of labor hours applied, and standardized hourly labor rates. We satisfy our performance obligations, transfer control, and recognize revenue over time for automotive repair and maintenance services because we are creating an asset with no alternative use and we have an enforceable right to payment for performance completed to date. We use an input method to recognize revenue and measure progress based on labor hours expended relative to the total labor hours expected to be expended to satisfy the performance obligation. We have determined labor hours expended to be the relevant measure of work performed to complete the automotive repair or maintenance service for the customer. As a practical expedient, since automotive repair and maintenance service contracts have an original duration of one year or less, we do not consider the time value of money, and we do not disclose estimated revenue expected to be recognized in the future for performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period or when we expect to recognize such revenue.

The transaction price for wholesale and retail counter parts sales is determined at the time of sale based on the quantity and price of each product purchased. Payment is typically due at time of sale, or within a short period of time following the sale. We establish provisions, which are not significant, for estimated parts returns based on historical information and current trends. Delivery methods of wholesale and retail counter parts vary; however, we generally consider control of wholesale and retail counter parts to transfer when the products are shipped, which typically occurs the same day as or within a few days of the sale.

Finance and Insurance

We sell and receive a commission on the following types of finance and insurance products: extended service contracts, maintenance programs, guaranteed auto protection (known as "GAP," this protection covers the shortfall between a customer's loan balance and insurance payoff in the event of a casualty), "tire and wheel" protection, and theft protection products, among others. We offer products that are sold and administered by independent third parties, including the vehicle manufacturers' captive finance subsidiaries.

Pursuant to our arrangements with these third-party providers, we sell the products on a commission basis, and, for certain products, we also participate in future profit pursuant to retrospective commission arrangements with the issuers of those contracts through the life of the related contracts. For retrospective commission arrangements, we are paid annually based on the annual performance of the issuers' product portfolio. For the majority of finance and insurance product sales, our performance obligation is to arrange for the provision of goods or services by another party. Our performance obligation is satisfied when this arrangement is made, which is when the finance and insurance product is delivered to the end-customer, generally at the time of the vehicle sale. As agent, we recognize revenue in the amount of any fee or commission to which we expect to be entitled, which is the net amount of consideration that we retain after paying the third-party provider the consideration received in exchange for the goods or services to be fulfilled by that party.

The retrospective commission we earn on each product sold is a form of variable consideration that is subject to constraint due to it being highly susceptible to factors outside our influence and control. Our agreements with the third-party administrators generally provide for an annual retrospective commission payout based on the product portfolio performance for that year. We estimate variable consideration related to retrospective commissions and perform a constraint analysis using the expected value method based on the historical performance of the product portfolios and current trends to estimate the amount of retrospective commissions to which we expect we will be entitled. At each reporting period, we reassess our expectations about the amount of retrospective commission variable consideration to which we expect to be entitled and recognize revenue when we no longer believe a significant revenue reversal is probable.

Additionally, we may be charged back for commissions related to finance and insurance products in the event of early termination, default, or prepayment of the contracts by end-customers ("chargebacks"). An estimated refund liability for chargebacks against the revenue recognized from sales of finance and insurance products is recorded in the period in which the related revenue is recognized and is based primarily on our historical chargeback experience. We update our measurement of the chargeback liability at each reporting date for changes in expectations about the amount of chargebacks. See Note 12 of the Notes to Consolidated Financial Statements for more information regarding chargeback liabilities.

We also sell a vehicle maintenance program (the Vehicle Care Program or "VCP") where we act as the principal in the sale since we have the primary responsibility to provide the specified services to the customer under the VCP contract. When a VCP product is sold in conjunction with the sale of a vehicle to the same customer, the stand-alone selling prices of each product are based on observable selling prices. Under a VCP contract, a customer purchases a specific number of maintenance services to be redeemed at an AutoNation location over a five-year term from the date of purchase. We satisfy our performance obligations and recognize revenue as maintenance services are rendered, since the customer benefits when we have completed the maintenance service. Although payment is due from the customer at the time of sale and services are rendered at points in time during a five-year contract term, these contracts do not contain a significant financing component as the transfer of services is at the discretion of the customer. The following table includes estimated revenue expected to be recognized in the future related to VCP performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period.

	Revenue Expected to Be Recognized by Period			
	Total	Next 12 Months	13 - 36 Months	37 - 60 Months
Revenue expected to be recognized on VCP contracts sold as of period end	$ 112.0	$ 39.0	$ 54.4	$ 18.6

We also recognize revenue, net of estimated chargebacks, for commissions earned by us for the transfer of financial assets when we arrange installment loans and leases with third-party lenders in connection with customer vehicle purchases.

Other Revenue

The majority of our other revenue is generated from the sale of vehicles to fleet/rental car companies that are specifically ordered for such companies ("fleet" sales). Revenue recognition for fleet sales is very similar to the recognition of revenue for new vehicles, described above.

Contract Assets and Liabilities

When the timing of our provision of goods or services is different from the timing of payments made by our customers, we recognize either a contract asset (performance precedes contractual due date) or a contract liability (customer payment precedes performance). Contract assets primarily relate to our right to consideration for work in process not yet billed at the reporting date associated with automotive repair and maintenance services, as well as our estimate of variable consideration that has been included in the transaction price for certain finance and insurance products (retrospective commissions). These contract assets are reclassified to receivables when the right to consideration becomes unconditional. Contract liabilities primarily relate to upfront payments received from customers for the sale of VCP contracts.

Our receivables from contracts with customers are included in Receivables, net, our current contract asset is included with Other Current Assets, our long-term contract asset is included with Other Assets, our current contract liability is included with Other Current Liabilities, and our long-term contract liability is included with Other Liabilities in our Consolidated Balance Sheets.

The following table provides the balances at December 31 of our receivables from contracts with customers and our current and long-term contract assets and contract liabilities:

	2024	2023	2022
Receivables from contracts with customers, net	$ 774.0	$ 762.0	$ 634.5
Contract Asset (Current)	$ 20.4	$ 23.1	$ 27.7
Contract Asset (Long-Term)	$ 2.8	$ 3.2	$ 8.6
Contract Liability (Current)	$ 43.9	$ 42.5	$ 41.8
Contract Liability (Long-Term)	$ 72.9	$ 70.6	$ 66.6

The change in the balances of our contract assets and contract liabilities primarily result from the timing differences between our performance and the customer's payment, as well as changes in the estimated transaction price related to variable consideration for performance obligations satisfied in previous periods. The following table presents revenue recognized during the year from amounts included in the contract liability balance at the beginning of the period and adjustments to revenue related to performance obligations satisfied in previous periods:

	2024	2023	2022
Amounts included in contract liability at the beginning of the period	$ 37.1	$ 35.0	$ 33.6
Performance obligations satisfied in previous periods	$ 0.8	$ —	$ 2.1

Other significant changes include contract assets reclassified to receivables of $23.8 million during 2024 and $29.1 million in 2023.

Contract Costs

For sales commissions incurred related to sales of vehicles and sales of finance and insurance products for which we act as agent, we have elected as a practical expedient to not capitalize the incremental costs to obtain those contracts since they are point-of-sale transactions and the amortization period would be immediate.

Sales commissions and third-party administrator fees incurred related to sales of VCP products are capitalized since these payments are directly related to sales achieved during a time period and would not have been incurred if the contract had not been obtained. Since the capitalized costs are related to services that are transferred during a five-year contract term, we amortize the assets over the contract term of five years consistent with the pattern of transfer of the service to which the assets relate. We had capitalized costs incurred to obtain or fulfill a VCP contract with a customer of $11.0 million as of December 31, 2024, and $10.4 million at December 31, 2023. We amortized $4.0 million and $4.0 million of these capitalized costs during 2024 and 2023, respectively.

3. AUTONATION FINANCE INCOME (LOSS)

AutoNation Finance ("ANF"), our captive auto finance company, provides indirect financing to qualified retail customers on vehicles we sell. Prior to October 2023, ANF also purchased retail vehicle installment sales contracts through third-party dealers. ANF income (loss) includes the interest and fee income generated by auto loans receivable less the interest expense associated with the debt issued or used to fund these receivables, a provision for estimated credit losses on the auto loans receivable originated or acquired, direct expenses, and gains or losses on the sale of auto loans receivable. Interest income on auto loans receivable is recognized over the contractual term of the related loans. ANF income (loss) does not include amortization of intercompany discounts or intercompany dealer participation fees. Direct costs associated with loan originations are capitalized and amortized using the effective interest method. The following table presents the components of AutoNation Finance income (loss):

	2024	2023	2022[1]
Interest margin:			
Interest and fee income	$ 118.4	$ 84.0	$ 20.6
Interest expense	(39.8)	(20.8)	(4.7)
Total interest margin	78.6	63.2	15.9
Provision for credit losses	(57.5)	(45.9)	(44.0)
Total interest margin after provision for loan losses	21.1	17.3	(28.1)
Direct expenses[2]	(37.8)	(39.3)	(9.5)
Gain on sale of auto loans receivable	7.4	8.1	—
AutoNation Finance income (loss)	$ (9.3)	$ (13.9)	$ (37.6)

[1] Reflects activity that occurred after the acquisition of CIG Financial on October 1, 2022. Provision for credit losses includes initial credit loss expense of $34.2 million associated with the auto loans portfolio acquired as part of the acquisition.

[2] Direct expenses are comprised primarily of compensation expenses and loan administration costs incurred by our auto finance company.

During 2024, we sold loans with an aggregate amortized cost of $88.6 million, net of allowance for expected credit losses of $11.7 million, for cash proceeds of $96.0 million. During 2023, we sold loans with an aggregate amortized cost of $60.6 million, net of allowance for expected credit losses of $16.1 million, for cash proceeds of $68.7 million. We recorded a net pre-tax gain on the sale of auto loans receivable of $7.4 million and $8.1 million during 2024 and 2023, respectively. We have no continuing involvement in the sold loans as they were sold without recourse to us for their post-sale performance.

We typically use non-recourse funding facilities, including warehouse facilities and asset-backed term funding transactions, as well as free cash flow from operations to fund the auto loans receivable of ANF. See Notes 6 and 11 of the Notes to Consolidated Financial Statements for more information about our auto loans receivable and related non-recourse debt, respectively.

4. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period, including vested RSU awards. Diluted EPS is calculated using the treasury stock method by dividing net income by the weighted average number of shares outstanding, noted above, including the dilutive effect of unvested RSU awards and stock options. The following table presents the calculation of basic and diluted EPS:

	2024	2023	2022
Net income from continuing operations	$ 692.2	$ 1,020.2	$ 1,377.7
Income (loss) from discontinued operations, net of income taxes	—	0.9	(0.3)
Net income	$ 692.2	$ 1,021.1	$ 1,377.4
Basic weighted average common shares outstanding	40.5	44.6	56.3
Dilutive effect of unvested RSUs and stock options	0.4	0.3	0.4
Diluted weighted average common shares outstanding	40.9	44.9	56.7
Basic EPS amounts[1]:			
Continuing operations	$ 17.09	$ 22.87	$ 24.47
Discontinued operations	$ —	$ 0.02	$ (0.01)
Net income	$ 17.09	$ 22.89	$ 24.47
Diluted EPS amounts[1]:			
Continuing operations	$ 16.92	$ 22.72	$ 24.30
Discontinued operations	$ —	$ 0.02	$ (0.01)
Net income	$ 16.92	$ 22.74	$ 24.29

[1] EPS amounts are calculated discretely and, therefore, may not add up to the total due to rounding.

In June 2024, we experienced an outage of our dealer management system provided by CDK Global, which is used to support our dealership operations, including our sales, service, inventory, customer relationship management, and accounting functions. Access to core functions of this system was restored by the end of June 2024, and certain ancillary systems and integrations were restored by the end of July 2024, with residual impacts resolved by the end of the third quarter 2024. As a result, our results of operations and earnings per share were negatively impacted by lost income from the disruption to our operations and one-time compensation costs paid to commission-based associates to ensure business continuity.

5. RECEIVABLES, NET

The components of receivables, net of allowances for expected credit losses, at December 31 are as follows:

	2024	**2023**
Contracts-in-transit and vehicle receivables	$ 560.2	$ 553.8
Trade receivables	168.5	173.2
Manufacturer receivables	267.1	240.5
Income taxes receivable (see Note 14)	—	11.1
Other	73.8	63.9
	1,069.6	1,042.5
Less: allowances for expected credit losses	(3.3)	(2.1)
Receivables, net	$ 1,066.3	$ 1,040.4

Contracts-in-transit and vehicle receivables primarily represent receivables from financial institutions for the portion of the vehicle sales price financed by our customers. Trade receivables represent amounts due for parts and services sold, excluding amounts due from manufacturers, as well as receivables from finance organizations for commissions on the sale of finance and insurance products. Manufacturer receivables represent amounts due from manufacturers for holdbacks, rebates, incentives, floorplan assistance, and warranty claims. We evaluate our receivables for collectability based on past collection experience, current information, and reasonable and supportable forecasts.

6. AUTO LOANS RECEIVABLE

Auto loans receivable include amounts due from customers related to retail vehicle sales financed through AutoNation Finance, our captive auto finance company, as well as retail vehicle installment sales contracts acquired through third-party dealers prior to October 2023. Auto loans receivable are presented net of an allowance for expected credit losses. Auto loans receivable represent a large group of smaller-balance homogeneous loans, which we consider to be part of one class of financing receivable and one portfolio segment for purposes of determining our allowance for expected credit losses.

Auto Loans Receivable, Net

The components of auto loans receivable, net of third-party unearned discounts and allowances for expected credit losses, at December 31, are as follows:

	2024	**2023**
Total auto loans receivable	$ 1,103.8	$ 451.2
Accrued interest and fees	8.2	4.8
Deferred loan origination costs	4.2	1.6
Less: unearned discounts	(4.3)	(8.9)
Less: allowances for expected credit losses	(54.8)	(46.3)
Auto loans receivable, net	$ 1,057.1	$ 402.4

Credit Quality

We utilize proprietary credit scoring models to rate the risk of default for customers that apply for financing by evaluating customer credit history and certain credit application information, including information such as income, collateral, and down payment. The scoring models yield credit program tiers that reflect our internal credit risk ratings and represent the relative likelihood of repayment. The assigned credit tier influences the terms of the agreement, such as the required loan-to-value ratio and interest rate. After origination, credit tier assignments by customer are generally not updated. We monitor the credit quality of the auto loans receivable on an ongoing basis and also validate the accuracy of the credit scoring models periodically. Loan performance is reviewed on a recurring basis to identify whether the assigned credit tiers adequately reflect the customers' likelihood of repayment, and if needed, adjustments are made to the scoring models on a prospective basis.

Auto Loans Receivable by Major Credit Program

The following table presents auto loans receivable as of December 31, 2024 and 2023, disaggregated by major credit program tier, in descending order of highest likelihood of repayment:

| As of December 31, 2024 | Weighted Average FICO Score | Fiscal Year of Origination | | | | | | |
		2024	2023	2022	2021	2020	Prior to 2020	Total
Credit Program Tier[1]:								
Palladium	734	$ 194.0	$ —	$ —	$ —	$ —	$ —	$ 194.0
Rhodium	702	147.6	16.9	0.1	—	—	—	164.6
Platinum	651	525.1	82.3	1.7	4.0	1.0	0.1	614.2
Gold	623	64.9	25.0	1.3	7.3	1.6	0.1	100.2
Silver	574	0.3	13.4	1.2	5.4	1.2	0.1	21.6
Bronze	551	0.1	4.0	0.2	2.8	0.6	—	7.7
Copper	562	—	0.2	—	1.1	0.2	—	1.5
Total auto loans receivable		$ 932.0	$ 141.8	$ 4.5	$ 20.6	$ 4.6	$ 0.3	$1,103.8
Current-period gross write-offs		$ 7.9	$ 26.6	$ 14.8	$ 8.3	$ 2.1	$ 0.8	$ 60.5

| As of December 31, 2023 | Weighted Average FICO Score | Fiscal Year of Origination | | | | | | |
		2023	2022	2021	2020	2019	Prior to 2019	Total
Credit Program Tier[1]:								
Rhodium	701	$ 27.6	$ 0.1	$ —	$ —	$ —	$ —	$ 27.7
Platinum	644	136.3	14.7	8.2	3.3	3.1	0.5	166.1
Gold	612	64.3	35.9	18.5	6.8	4.5	0.8	130.8
Silver	583	50.2	33.0	16.2	5.2	2.8	0.3	107.7
Bronze	556	6.7	0.7	6.0	1.5	0.1	—	15.0
Copper	558	0.3	0.2	2.8	0.5	0.1	—	3.9
Total auto loans receivable		$ 285.4	$ 84.6	$ 51.7	$ 17.3	$ 10.6	$ 1.6	$ 451.2

[1] Classified based on credit grade assigned when customer was initially approved for financing.

Allowance for Credit Losses

The allowance for credit losses represents the net credit losses expected over the remaining contractual life of our auto loans receivable. The allowance for credit losses is determined using a vintage-level statistical model that captures the relationship between historical changes in gross losses and the lifetime loss curves by month on book, credit tiers at origination, and seasonality, adjusted for expected recoveries based on historical recovery trends. The credit loss model also incorporates reasonable and supportable forecasts about the future utilizing a forecast of a macroeconomic variable, specifically, the change in U.S. disposable personal income, which we believe is most strongly correlated to evaluating and predicting expected credit losses of our auto loans receivable. We utilize a reasonable and supportable forecast period of one year, after which we immediately revert to historical experience.

We periodically consider whether the use of alternative variables would result in improved credit loss model accuracy and revise the model when appropriate. We also consider whether qualitative adjustments are necessary for factors that are not reflected in the quantitative methods but impact the measurement of estimated credit losses. Such adjustments include the expectations of the impact of recent economic trends on customer behavior.

The net loss estimate is calculated by applying the loss rates developed using the methods described above to the amortized cost basis of the auto loans receivable. The change in the allowance for credit losses is recognized through an adjustment to the provision for credit losses.

Rollforward of Allowance for Credit Losses

The following is a rollforward of our allowance for expected credit losses for auto loans receivable for the years ended December 31, 2024 and 2023:

	2024	2023
Balance as of beginning of year	$ 46.3	$ 57.5
Provision for credit losses	54.7	45.9
Write-offs	(60.5)	(68.3)
Recoveries[1]	26.0	27.3
Sold loans	(11.7)	(16.1)
Balance as of end of year	$ 54.8	$ 46.3

[1] Includes proceeds from the recovery of vehicle collateral, net of costs incurred.

We also estimate expected credit losses related to unfunded loan commitments and record a liability within Other Current Liabilities in our Consolidated Balance Sheets. The change in the liability is recognized through an adjustment to the provision for credit losses. As of December 31, 2024, the credit loss liability totaled $2.8 million.

Past Due Auto Loans Receivable

An account is considered delinquent if 95% of the required principal and interest payments have not been received as of the date such payments were due. All loans continue to accrue interest until repayment, write-off, or when a loan reaches 75 days past due. If payment is received after a loan has stopped accruing interest due to reaching 75 days past due, the loan will be deemed current and the accrual of interest resumes. When a write-off occurs, accrued interest is written off by reversing interest income. Payments received on nonaccrual assets are recorded using a combination of the cost recovery method and the cash basis method depending on whether the related loan has been written off. In general, accounts are written off on the last business day of the month during which the earliest of the following occurs: the receivable is 120 days or more delinquent as of the last business day of the month and the related vehicle has not been repossessed, the vehicle has been repossessed and liquidated, or the related vehicle has been in repossession inventory for at least 60 days. The following table presents past due auto loans receivable, as of December 31, 2024 and 2023:

	Age Analysis of Past-Due Financial Assets as of December 31,			
	2024		**2023**	
31-60 Days	$	20.6	$	20.7
61-90 Days		5.5		5.4
Greater than 90 Days		2.7		3.1
Total Past Due	$	28.8	$	29.2
Current		1,075.0		422.0
Total	$	1,103.8	$	451.2

7. INVENTORY AND VEHICLE FLOORPLAN PAYABLE

The components of inventory at December 31 are as follows:

	2024		**2023**	
New vehicles	$	2,341.4	$	1,948.6
Used vehicles		754.1		815.3
Parts, accessories, and other		264.5		269.5
Inventory	$	3,360.0	$	3,033.4

The components of vehicle floorplan payable at December 31 are as follows:

	2024		**2023**	
Vehicle floorplan payable - trade	$	2,216.2	$	1,760.0
Vehicle floorplan payable - non-trade		1,493.5		1,622.4
Vehicle floorplan payable	$	3,709.7	$	3,382.4

Vehicle floorplan payable-trade reflects amounts borrowed to finance the purchase of specific new and, to a lesser extent, used vehicle inventories with the corresponding manufacturers' captive finance subsidiaries ("trade lenders"). Vehicle floorplan payable-non-trade represents amounts borrowed to finance the purchase of specific new and, to a lesser extent, used vehicle inventories with non-trade lenders, as well as amounts borrowed under our secured used vehicle floorplan facilities. Changes in vehicle floorplan payable-trade are reported as operating cash flows and changes in vehicle floorplan payable-non-trade are reported as financing cash flows in the accompanying Consolidated Statements of Cash Flows.

Our inventory costs are generally reduced by manufacturer holdbacks, incentives, floorplan assistance, and non-reimbursement-based manufacturer advertising rebates, while the related vehicle floorplan payables are reflective of the gross cost of the vehicle. The vehicle floorplan payables, as shown in the above table, may also be higher than the inventory cost due to the timing of the sale of a vehicle and payment of the related liability.

Vehicle floorplan facilities are due on demand, but in the case of new vehicle inventories, are generally paid within several business days after the related vehicles are sold. Vehicle floorplan facilities are primarily collateralized by vehicle inventories and related receivables.

At December 31, 2024, our new vehicle floorplan facilities utilized Prime-based and SOFR-based interest rates. Our new vehicle floorplan outstanding had a weighted-average interest rate of 6.1% at December 31, 2024, and 7.1% at December 31, 2023. At December 31, 2024, the aggregate capacity under our new vehicle floorplan facilities to finance our new vehicle inventory was approximately $4.6 billion, of which $3.2 billion had been borrowed.

At December 31, 2024, our used vehicle floorplan facilities utilized Prime-based and SOFR-based interest rates. Our used vehicle floorplan outstanding had a weighted-average interest rate of 5.8% at December 31, 2024, and 6.9% at December 31, 2023. At December 31, 2024, the aggregate capacity under our used vehicle floorplan facilities to finance a portion of our used vehicle inventory was $809.8 million, of which $546.3 million had been borrowed. The remaining borrowing capacity of $263.5 million was limited to $0.4 million based on the eligible used vehicle inventory that could have been pledged as collateral.

8. PROPERTY AND EQUIPMENT, NET

A summary of property and equipment, net, at December 31 is as follows:

	2024	2023
Land	$ 1,523.2	$ 1,539.5
Buildings and improvements	3,004.7	2,898.1
Furniture, fixtures, and equipment	1,583.2	1,486.7
	6,111.1	5,924.3
Less: accumulated depreciation and amortization	(2,319.2)	(2,132.7)
Property and equipment, net	$ 3,791.9	$ 3,791.6

We capitalized interest in connection with various construction projects to build, upgrade, or remodel our facilities of $1.5 million in 2024, $1.4 million in 2023, and $2.2 million in 2022.

9. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill and intangible assets, net, at December 31 consisted of the following:

	2024	2023
Goodwill	$ 1,452.9	$ 1,465.8
Franchise rights - indefinite-lived	$ 861.2	$ 876.2
Other intangible assets	68.0	68.0
	929.2	944.2
Less: accumulated amortization	(23.3)	(16.4)
Intangible assets, net	$ 905.9	$ 927.8

Goodwill

Goodwill allocated to our reporting units and changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023, were as follows:

	Domestic	Import	Premium Luxury	AN Finance	Other	Consolidated
Balance as of January 1, 2023						
Goodwill [1]	$ 376.3	$ 518.7	$ 739.5	$ 78.3	$ 1,535.6	$ 3,248.4
Accumulated impairment losses [1]	(140.0)	—	(257.4)	—	(1,530.9)	(1,928.3)
	236.3	518.7	482.1	78.3	4.7	1,320.1
Acquisitions, dispositions, and other adjustments, net [2]	(1.8)	7.9	—	0.1	139.5	145.7
Balance as of December 31, 2023						
Goodwill [1]	374.5	526.6	739.5	78.4	1,675.1	3,394.1
Accumulated impairment losses [1]	(140.0)	—	(257.4)	—	(1,530.9)	(1,928.3)
	234.5	526.6	482.1	78.4	144.2	1,465.8
Acquisitions, dispositions, and other adjustments, net [2]	(11.1)	(2.3)	(0.4)	—	0.9	(12.9)
Balance as of December 31, 2024						
Goodwill [1]	363.4	524.3	739.1	78.4	1,676.0	3,381.2
Accumulated impairment losses [1]	(140.0)	—	(257.4)	—	(1,530.9)	(1,928.3)
	$ 223.4	$ 524.3	$ 481.7	$ 78.4	$ 145.1	$ 1,452.9

[1] Gross goodwill balance and accumulated impairment losses reflected in "Other" include $1.47 billion associated with our single reporting unit (prior to September 30, 2008, our reporting unit reporting structure was comprised of a single reporting unit). Gross goodwill balance reflected in "Other" also includes amounts associated with the Collision Center, Parts Center, and AutoNation Mobile Service reporting units, as applicable in a given period.

[2] Includes amounts reclassified to held for sale and related adjustments, which are presented in Other Current Assets in our Consolidated Balance Sheets as of period end.

See Note 19 of the Notes to Consolidated Financial Statements for more information about our goodwill impairment test.

Intangible Assets

Our principal identifiable intangible assets are individual store rights under franchise agreements with vehicle manufacturers. As of December 31, 2024, we had $861.2 million of franchise rights recorded on our Consolidated Balance Sheets, of which $225.6 million was related to Domestic stores, $189.6 million was related to Import stores, and $446.0 million was related to Premium Luxury stores.

See Note 19 of the Notes to Consolidated Financial Statements for more information about our franchise rights impairment tests.

10. LEASES

General description

The significant majority of leases that we enter into are for real estate. We lease numerous facilities relating to our operations, including primarily for automobile showrooms, display lots, service facilities, collision repair centers, supply facilities, automobile storage lots, parking lots, offices, and our corporate headquarters. Leases for real property generally have terms ranging from 1 to 25 years. We also lease various types of equipment, including security cameras, diagnostic equipment, copiers, key-cutting machines, and postage machines, among others. Equipment leases generally have terms ranging from 1 to 5 years. In addition, we lease certain vehicles from vehicle manufacturers to provide our service customers with the use of a vehicle while their vehicles are being serviced at our dealerships. These service loaner vehicle leases generally have terms ranging from 6 to 18 months, and we typically purchase the service loaner vehicles at the end of the lease.

Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. We do not have any significant leases that have not yet commenced but that create significant rights and obligations for us. We have elected the practical expedient under ASC Topic 842 to not separate lease and nonlease components for the following classes of underlying assets: real estate, office equipment, service loaner vehicles, and marketing-related assets (e.g., billboards).

Our real estate and equipment leases often require that we pay maintenance in addition to rent. Additionally, our real estate leases generally require payment of real estate taxes and insurance. Maintenance, real estate taxes, and insurance payments are generally variable and based on actual costs incurred by the lessor. Therefore, these amounts are not included in the consideration of the contract when determining the right-of-use ("ROU") asset and lease liability, but are reflected as variable lease expenses for those classes of underlying assets for which we have elected the practical expedient to not separate lease and nonlease components.

Leases with an initial term of 12 months or less that do not include a purchase option that is reasonably certain to be exercised are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. We rent or sublease certain real estate to third parties, which are primarily operating leases.

Variable lease payments

A majority of our lease agreements include fixed rental payments. Certain of our lease agreements include fixed rental payments that are adjusted periodically for changes in the Consumer Price Index ("CPI"). Payments based on a change in an index or a rate are not considered in the determination of lease payments for purposes of measuring the related lease liability. While lease liabilities are not remeasured as a result of changes to the CPI, changes to the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments are incurred.

Options to extend or terminate leases

Most of our real estate leases include one or more options to renew, with renewal terms that can extend the lease term from one to five years or more. The exercise of lease renewal options is at our sole discretion. If it is reasonably certain that we will exercise such options, the periods covered by such options are included in the lease term and are recognized as part of our ROU assets and lease liabilities. Certain leases also include options to purchase the leased property or asset. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Discount rate

For our incremental borrowing rate, we generally use a portfolio approach to determine the discount rate for leases with similar characteristics. We determine discount rates based on current market prices of instruments similar to our unsecured borrowings with maturities that align with the relevant lease term, and such rates are then adjusted for our credit spread and the effects of full collateralization.

The following tables present information about our ROU assets, lease liabilities, total lease costs, cash flows arising from lease transactions, and other supplemental information for the years ended December 31, 2024 and 2023:

Leases	Classification		2024		2023
Assets					
Operating	Operating lease assets	$	391.1	$	392.1
Finance	Property and equipment, net and Other assets		325.1		351.1
Total right-of-use assets		$	716.2	$	743.2
Liabilities					
Current					
Operating	Other current liabilities	$	48.1	$	41.2
Finance	Current maturities of long-term debt and Vehicle floorplan payable - trade		94.1		46.9
Noncurrent					
Operating	Noncurrent operating lease liabilities		356.9		363.2
Finance	Long-term debt, net of current maturities		281.3		349.6
Total lease liabilities		$	780.4	$	800.9

Lease Term and Discount Rate	2024	2023
Weighted average remaining lease term		
Operating	11 years	12 years
Finance	12 years	13 years
Weighted-average discount rate		
Operating	5.79 %	5.71 %
Finance	4.40 %	4.43 %

Lease cost	Classification		2024		2023
Operating lease cost	Selling, general, and administrative expenses	$	71.1	$	62.3
Finance lease cost:					
Amortization of ROU assets	Depreciation and amortization		23.6		24.6
Interest on lease liabilities	Other interest expense and Floorplan interest expense		17.0		17.8
Short-term lease cost [1]	Selling, general, and administrative expenses		13.0		11.3
Variable lease cost	Selling, general, and administrative expenses		13.8		12.0
Sublease income	Selling, general, and administrative expenses		(4.6)		(3.6)
Net lease cost		$	133.9	$	124.4

[1] Includes leases with a term of one month or less.

Other Information		2024		2023
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows from operating leases	$	68.0	$	61.4
Operating cash flows from finance leases [1]	$	62.4	$	63.7
Financing cash flows from finance leases	$	13.0	$	12.3
Supplemental noncash information on adjustments to right-of-use assets, including right-of-use assets obtained in exchange for new:				
Operating lease liabilities	$	45.9	$	111.7
Finance lease liabilities	$	38.0	$	54.7

[1] Includes the interest component of payments made on finance leases as well as principal payments on vehicle floorplan payables with trade lenders for certain service loaner vehicle leases.

Maturity of Lease Liabilities		Operating Leases		Finance Leases
Year ending December 31,				
2025	$	65.3	$	106.3
2026		61.4		24.3
2027		53.3		25.5
2028		49.6		25.3
2029		48.2		24.9
Thereafter		293.5		259.2
Total lease payments		571.3		465.5
Less: interest		(166.3)		(90.1)
Present value of lease liabilities	$	405.0	$	375.4

11. DEBT

Non-Vehicle Long-Term Debt

Non-vehicle long-term debt at December 31 consisted of the following:

Debt Description	Maturity Date	Interest Payable	2024	2023
3.5% Senior Notes	November 15, 2024	May 15 and November 15	$ —	$ 450.0
4.5% Senior Notes	October 1, 2025	April 1 and October 1	450.0	450.0
3.8% Senior Notes	November 15, 2027	May 15 and November 15	300.0	300.0
1.95% Senior Notes	August 1, 2028	February 1 and August 1	400.0	400.0
4.75% Senior Notes	June 1, 2030	June 1 and December 1	500.0	500.0
2.4% Senior Notes	August 1, 2031	February 1 and August 1	450.0	450.0
3.85% Senior Notes	March 1, 2032	March 1 and September 1	700.0	700.0
Revolving credit facility	July 18, 2028	Monthly	—	—
Finance leases and other debt	Various dates through 2041		350.0	362.2
			3,150.0	3,612.2
Less: unamortized debt discounts and debt issuance costs			(17.9)	(21.9)
Less: current maturities			(518.5)	(462.4)
Long-term debt, net of current maturities			$ 2,613.6	$ 3,127.9

At December 31, 2024, aggregate maturities of non-vehicle long-term debt were as follows:

Year Ending December 31:	
2025	$ 519.0
2026	14.1
2027	315.9
2028	416.4
2029	16.8
Thereafter	1,867.8
	$ 3,150.0

Senior Unsecured Notes and Credit Agreement

In November 2024, we repaid the outstanding $450.0 million of 3.5% Senior Notes due 2024. Our 4.5% Senior Notes due 2025 will mature on October 1, 2025, and were, therefore, reclassified to current during the fourth quarter of 2024.

The interest rates payable on our 4.5% Senior Notes, 3.8% Senior Notes, and 4.75% Senior Notes are subject to adjustment upon the occurrence of certain credit rating events as provided in the indentures for these senior unsecured notes.

Under our amended and restated credit agreement, we have a $1.9 billion revolving credit facility that matures on July 18, 2028. The credit agreement also contains an accordion feature that allows us, subject to credit availability and certain other conditions, to increase the amount of the revolving credit facility, together with any added term loans, by up to $500.0 million in the aggregate. As of December 31, 2024, we had no borrowings outstanding under our revolving credit facility. We have a $200.0 million letter of credit sublimit as part of our revolving credit facility. The amount available to be borrowed under the revolving credit facility is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which was $0.8 million at December 31, 2024, leaving a borrowing capacity under our credit agreement of $1.9 billion at December 31, 2024.

Our revolving credit facility under the amended credit agreement provides for a commitment fee on undrawn amounts ranging from 0.125% to 0.20% and interest on borrowings at SOFR plus a credit spread adjustment of 0.10% or the base rate, in each case plus an applicable margin. The applicable margin ranges from 1.125% to 1.50% for SOFR borrowings and 0.125% to 0.50% for base rate borrowings. The interest rate charged for our revolving credit facility is affected by our leverage ratio.

Within the meaning of Regulation S-X, Rule 3-10, AutoNation, Inc. (the parent company) has no independent assets or operations. If guarantees of our subsidiaries were to be issued under our existing registration statement, we expect that such guarantees would be full and unconditional and joint and several, and any subsidiaries other than the guarantor subsidiaries would be minor.

Other Long-Term Debt

At December 31, 2024, we had finance leases and other debt obligations of $350.0 million, which are due at various dates through 2041. See Note 10 of the Notes to Consolidated Financial Statements for more information related to finance lease obligations.

Commercial Paper

We have a commercial paper program pursuant to which we may issue short-term, unsecured commercial paper notes on a private placement basis up to a maximum aggregate amount outstanding at any time of $1.9 billion. The interest rate for the commercial paper notes varies based on duration and market conditions. The maturities of the commercial paper notes may vary, but may not exceed 397 days from the date of issuance. Proceeds from the issuance of commercial paper notes are used to repay borrowings under the revolving credit facility, to finance acquisitions, and for strategic initiatives, working capital, capital expenditures, share repurchases, and/or other general corporate purposes. We use the revolving credit facility under our credit agreement as a liquidity backstop for borrowings under the commercial paper program. A downgrade in our credit ratings could negatively impact our ability to issue, or the interest rates for, commercial paper notes.

At December 31, 2024, we had $630.0 million of commercial paper notes outstanding with a weighted-average annual interest rate of 4.9% and a weighted-average remaining term of 9 days. At December 31, 2023, we had $440.0 million of commercial paper notes outstanding with a weighted-average annual interest rate of 5.9% and a weighted-average remaining term of 6 days.

Non-Recourse Debt

Non-recourse debt relates to auto loans receivable of our captive auto finance company funded through a combination of warehouse facilities, asset-backed term funding transactions, and free cash flows from operations.

Non-recourse debt outstanding at December 31, 2024 and 2023, consisted of the following:

	2024	**2023**
Warehouse facilities	$ 801.5	$ 209.4
Term securitization debt of consolidated VIEs	24.7	50.5
	826.2	259.9
Less: unamortized debt discounts and debt issuance costs	(0.2)	(1.5)
Less: current maturities	(28.3)	(8.8)
Non-recourse debt, net of current maturities	$ 797.7	$ 249.6

The timing of principal payments on the non-recourse debt is based on the timing of principal collections and defaults on the related auto loans receivable. The current portion of non-recourse debt represents the portion of the payments received from the auto loans receivable that are due to be distributed as principal payments on the non-recourse debt in the following period.

We recognize transfers of auto loans receivable into the warehouse facilities and term securitizations (together, "non-recourse debt") as secured borrowings, which result in recording the auto loans receivable and the related non-recourse debt on our Consolidated Balance Sheets. The non-recourse debt is structured to legally isolate the auto loans receivable, which can only be used as collateral to settle obligations of the related non-recourse debt. The term securitization trusts and investors and the creditors of the warehouse facilities have no recourse to our assets for payment of the debt beyond the related auto loans receivable, the amounts on deposit in reserve accounts, and the restricted cash from collections on auto loans receivable.

Warehouse Facilities

We have three warehouse facility agreements with certain banking institutions through wholly-owned, bankruptcy-remote, special purpose entities, primarily to finance the purchase and origination of auto loans receivable. We fund auto loans receivable through these warehouse facilities, which are secured by the eligible auto loans receivable pledged as collateral.

We generally enter into warehouse facility agreements for one-year terms and typically renew the agreements annually. At December 31, 2024, our warehouse facilities utilized SOFR-based interest rates, as well as interest rates based on a lender's asset-backed commercial paper conduit. Our warehouse facilities had a weighted-average interest rate of 5.4% at December 31, 2024, and 7.3% at December 31, 2023. The aggregate capacities under our warehouse facilities as of December 31, 2024, were as follows:

	December 31, 2024
Warehouse facilities:	
August 31, 2025 expiration	$ 300.0
October 1, 2025 expiration	200.0
October 17, 2025 expiration	450.0
Aggregate capacity	$ 950.0
Unused capacity	$ 148.5

The remaining borrowing capacity of $148.5 million was limited to $1.1 million based on the eligible auto loans receivable that have been pledged as collateral.

Term Securitizations

We have term securitizations that were put in place to provide long-term funding for certain auto loans receivable initially funded through the warehouse facilities. In these transactions, a pool of auto loans receivable is sold to a bankruptcy-remote, special purpose entity that, in turn, transfers the receivables to a special purpose securitization trust ("term securitization trust"). The term securitization trust issues asset-backed securities, secured or otherwise supported by the transferred receivables, and the proceeds from the sale of the asset-backed securities are used to finance the securitized receivables.

We are required to evaluate the term securitization trusts for consolidation. We retain the servicing rights for the auto loans receivable that were funded through the term securitizations. In our capacity as servicer of the underlying auto loans receivable, we have the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. In addition, we have the obligation to absorb losses (subject to limitations) and the rights to receive any returns of the trusts, which could be significant. Accordingly, we are the primary beneficiary of the trusts and are required to consolidate them.

The term securitization debt of consolidated VIEs consists of various notes with interest rates ranging from 2.11% to 4.45% and maturity dates ranging from April 2027 to May 2028. Term securitization debt is expected to become due and be paid prior to the final legal maturities based on amortization of the auto loans receivable pledged as collateral. The term securitization agreements require certain funds to be held in restricted cash accounts to provide additional collateral for the borrowings or to be applied to make payments on the securitization debt. Restricted cash of consolidated VIEs under the various term securitization agreements totaled $3.4 million as of December 31, 2024, and $4.3 million as of December 31, 2023, and is included in Other Current Assets and Other Assets in our Consolidated Balance Sheets. Auto loans receivable pledged to the term securitization debt of consolidated VIEs totaled $24.5 million as of December 31, 2024, and $50.8 million as of December 31, 2023.

12. CHARGEBACK LIABILITY

We may be charged back for commissions related to financing, vehicle service, or protection products in the event of early termination, default, or prepayment of the contracts by customers ("chargebacks"). However, our exposure to loss generally is limited to the commissions that we receive. An estimated chargeback liability is recorded in the period in which the related finance and insurance revenue is recognized. The following is a rollforward of our estimated chargeback liability for each of the three years presented in our Consolidated Financial Statements:

	2024	2023	2022
Balance - January 1	$ 200.4	$ 197.0	$ 171.0
Add: Provisions	194.8	168.0	192.3
Deduct: Chargebacks	(185.9)	(164.6)	(166.3)
Balance - December 31	$ 209.3	$ 200.4	$ 197.0

13. SELF-INSURANCE

Under our self-insurance programs, we retain various levels of aggregate loss limits, per claim deductibles, and claims-handling expenses as part of our various insurance programs, including property and casualty, employee medical benefits, automobile, and workers' compensation.

At December 31, 2024 and 2023, current and long-term self-insurance liabilities were included in Other Current Liabilities and Other Liabilities, respectively, in the Consolidated Balance Sheets as follows:

	2024	2023
Self-insurance - current portion	$ 52.2	$ 42.3
Self-insurance - long-term portion	68.0	60.0
Total self-insurance liabilities	$ 120.2	$ 102.3

14. INCOME TAXES

The components of the income tax provision from continuing operations for the years ended December 31 are as follows:

	2024	2023	2022
Current:			
Federal	$ 185.8	$ 245.6	$ 368.7
State	45.1	64.9	87.4
Federal and state deferred	(3.8)	19.0	0.8
Change in valuation allowance, net	1.3	1.0	0.2
Adjustments and settlements	(3.9)	(0.5)	(1.3)
Income tax provision	$ 224.5	$ 330.0	$ 455.8

A reconciliation of the income tax provision calculated using the statutory federal income tax rate to our income tax provision from continuing operations for the years ended December 31 is as follows:

	2024	%	2023	%	2022	%
Income tax provision at statutory rate	$ 192.5	21.0	$ 283.5	21.0	$ 385.0	21.0
Other non-deductible expenses, net	4.5	0.5	0.5	—	7.9	0.4
State income taxes, net of federal benefit	35.5	3.9	53.4	4.0	72.8	4.0
	232.5	25.4	337.4	25.0	465.7	25.4
Change in valuation allowance, net	1.3	0.1	1.0	0.1	0.2	—
Adjustments and settlements	(3.9)	(0.4)	(0.5)	—	(1.3)	(0.1)
Federal and state tax credits	(2.9)	(0.3)	(2.8)	(0.2)	(4.5)	(0.2)
Other, net	(2.5)	(0.3)	(5.1)	(0.5)	(4.3)	(0.2)
Income tax provision	$ 224.5	24.5	$ 330.0	24.4	$ 455.8	24.9

Deferred income tax asset and liability components at December 31 are as follows:

	2024	2023
Deferred income tax assets:		
Inventory	$ 32.4	$ 31.9
Receivable allowances	0.7	0.4
Warranty, chargeback, and self-insurance liabilities	78.6	72.6
Other accrued liabilities	32.7	30.7
Deferred compensation	33.9	31.7
Stock-based compensation	8.9	9.0
Lease liabilities	159.6	162.9
Loss carryforwards— federal and state	19.1	22.7
Software development costs	25.1	15.4
Other, net	4.2	5.5
Total deferred income tax assets	395.2	382.8
Valuation allowance	(8.3)	(7.1)
Deferred income tax assets, net of valuation allowance	386.9	375.7
Deferred income tax liabilities:		
Long-lived assets (intangible assets and property)	(312.9)	(298.7)
Investments - unrealized appreciation	(1.1)	(2.8)
Right-of-use assets	(145.0)	(150.2)
Other, net	(11.0)	(9.0)
Total deferred income tax liabilities	(470.0)	(460.7)
Net deferred income tax liabilities	$ (83.1)	$ (85.0)

Our net deferred tax liability of $83.1 million as of December 31, 2024, and $85.0 million as of December 31, 2023, is classified as Deferred Income Taxes in the accompanying Consolidated Balance Sheets.

Income taxes payable included in Other Current Liabilities totaled $69.0 million at December 31, 2024, and income taxes receivable included in Receivables, net totaled $11.1 million at December 31, 2023.

At December 31, 2024, we had a $44.5 million gross domestic federal net operating loss carryforward, $176.5 million of gross domestic state net operating loss carryforwards and capital loss carryforwards, and $1.0 million of state tax credits. The federal net operating loss carryforward and $37.4 million of state net operating loss carryforwards have no expiration. The state tax credits and $139.0 million of state net operating loss carryforwards expire from 2025 through 2044. The federal and state loss carryforwards and state tax credits result in a deferred tax asset of $19.1 million.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We provide valuation allowances to offset portions of deferred tax assets due to uncertainty surrounding the future realization of such deferred tax assets. At December 31, 2024, we had $8.3 million of valuation allowance related to state net operating loss carryforwards. We adjust the valuation allowance in the period management determines it is more likely than not that deferred tax assets will or will not be realized.

We file income tax returns in the U.S. federal jurisdiction and various states. As a matter of course, various taxing authorities, including the IRS, regularly audit us. These audits may culminate in proposed assessments which may ultimately result in our owing additional taxes. With few exceptions, we are no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2020. Currently, no tax years are under examination by the IRS and tax years from 2021 to 2022 are under examination by U.S. state jurisdictions. We believe that our tax positions comply with applicable tax law and that we have adequately provided for these matters.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2024	2023	2022
Balance at January 1	$ 5.1	$ 5.5	$ 6.9
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	2.5	1.2	0.6
Reductions for tax positions of prior years	—	—	—
Reductions for expirations of statute of limitations	(1.7)	(1.6)	(1.4)
Settlements	—	—	(0.6)
Balance at December 31	$ 5.9	$ 5.1	$ 5.5

We had accumulated interest and penalties associated with these unrecognized tax benefits of $7.6 million at December 31, 2024, $10.7 million at December 31, 2023, and $9.6 million at December 31, 2022. We additionally had a deferred tax asset of $3.0 million at December 31, 2024, $3.6 million at December 31, 2023, and $3.4 million at December 31, 2022, related to these balances. The net of the unrecognized tax benefits, associated interest, penalties, and deferred tax asset was $10.5 million at December 31, 2024, $12.2 million at December 31, 2023, and $11.7 million at December 31, 2022, which if resolved favorably (in whole or in part) would reduce our effective tax rate. The unrecognized tax benefits, associated interest, penalties, and deferred tax asset are included as components of Other Liabilities and Deferred Income Taxes in the Consolidated Balance Sheets.

It is our policy to account for interest and penalties associated with income tax obligations as a component of income tax expense. We recognized a benefit of $2.3 million during 2024, an expense of $0.8 million during 2023, and an expense of $0.4 million during 2022 related to interest and penalties (each net of tax effect) as part of the provision for income taxes in the Consolidated Statements of Income.

We do not expect any increase or decrease to our unrecognized tax benefits to have a material impact on our consolidated financial statements during the twelve months beginning January 1, 2025.

15. SHAREHOLDERS' EQUITY

A summary of shares repurchased under our stock repurchase program authorized by our Board of Directors follows:

	2024	2023	2022
Shares repurchased	2.9	6.4	15.6
Aggregate purchase price[1]	$ 460.0	$ 863.6	$ 1,710.2
Average purchase price per share	$ 160.86	$ 134.68	$ 109.86

[1] Excludes the excise tax accrual imposed under the Inflation Reduction Act of $4.2 million for 2024 and $8.1 million for 2023.

As of December 31, 2024, $860.8 million remained available under our stock repurchase limit most recently authorized by our Board of Directors.

Our Board of Directors authorized the retirement of 23.0 million shares of our treasury stock in November 2022, which assumed the status of authorized but unissued shares. Upon the retirement of treasury stock, it is our policy to charge the excess of the cost of the treasury stock over its par value entirely to additional paid-in capital. Any amounts exceeding additional paid-in capital are charged to retained earnings. These retirements had the effect of reducing treasury stock and issued common stock, which includes treasury stock. Our common stock, additional paid-in capital, retained earnings, and treasury stock accounts were adjusted accordingly. There was no impact to shareholders' equity or outstanding common stock.

We have 5.0 million authorized shares of preferred stock, par value $0.01 per share, none of which are issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to establish the rights, preferences, and dividends of such preferred stock.

A summary of shares of common stock issued in connection with the exercise of stock options follows:

	2024	2023	2022
Shares issued (in actual number of shares)	8,685	37,996	71,030
Proceeds from the exercise of stock options	$ 0.5	$ 1.9	$ 3.4
Average exercise price per share	$ 58.08	$ 50.34	$ 47.94

The following table presents a summary of shares of common stock issued in connection with the settlement of RSUs, as well as shares surrendered to AutoNation to satisfy tax withholding obligations in connection with the settlement of RSUs:

(In actual number of shares)	2024	2023	2022
Shares issued	0.4	0.6	0.8
Shares surrendered to AutoNation to satisfy tax withholding obligations	0.1	0.2	0.3

16. STOCK-BASED COMPENSATION

The AutoNation, Inc. 2017 Employee Equity and Incentive Plan (the "2017 Plan") provides for the grant of RSUs, restricted stock, stock options, stock appreciation rights, and other stock-based and cash-based awards to employees. A maximum of 5.5 million shares may be issued under the 2017 Plan.

The AutoNation, Inc. 2014 Non-Employee Director Equity Plan (the "2014 Director Plan") provided for the grant of stock options, restricted stock, RSUs, stock appreciation rights, and other stock-based awards to our non-employee directors. On February 21, 2024, our Board of Directors, upon the recommendation of its Compensation Committee, approved the AutoNation, Inc. 2024 Non-Employee Director Equity Plan (the "2024 Director Plan"), which was approved by our stockholders at our Annual meeting of Stockholders held on April 24, 2024. The 2024 Director Plan replaced the 2014 Director Plan, which terminated on May 6, 2024. As of December 31, 2024, the maximum number of shares authorized for issuance under the 2024 Director Plan was 400,000.

Restricted Stock Units

On January 2, 2024, each of our non-employee directors received a grant of 1,659 RSUs under the 2014 Director Plan. RSUs granted to our non-employee directors are fully vested on the grant date and are settled in shares of the Company's common stock on the first trading day of February in the third year following the grant date, unless the non-employee director elects to defer delivery in accordance with the terms of the award and the 2014 Director Plan. Settlement of the RSUs will be accelerated in certain circumstances as provided in the terms of the award and the 2014 Director Plan, including in the event the non-employee director ceases to serve as a non-employee director of the Company. Compensation cost is recognized on the grant date and is based on the closing price of our common stock on the grant date.

In 2024, our Board's Compensation Committee approved the grant to employees of 0.3 million RSUs including time-based RSUs, performance-based RSUs, and market-based RSUs. We account for forfeitures of stock-based awards as they occur.

Time-based RSUs vest in equal installments generally over three or four years. The fair value of each time-based RSU is based on the closing price of our common stock on the date of grant. Compensation cost for time-based RSUs is recognized on a straight-line basis over the shorter of the stated vesting period or the period until employees become retirement-eligible.

Performance-based RSUs cliff vest after three years subject to the achievement of certain performance goals over a three-year period. Performance-based RSUs granted prior to 2023 include a measure of earnings, a measure of return on invested capital, and a measure of our performance relative to certain customer satisfaction indices. Performance-based RSUs granted in 2023 and 2024 include a measure of return on invested capital. The fair value of each performance-based RSU is based on the closing price of our common stock on the date of grant. Compensation cost for performance-based RSUs is based on the expected achievement level of the performance goals, which is evaluated over the performance period, and recognized on a straight-line basis over the shorter of the stated vesting period or the period until employees become retirement-eligible.

Beginning in 2023, we granted market-based RSUs that cliff vest after three years subject to a measure of total shareholder return over a three-year period relative to the shareholder return for a predefined group of companies. The fair value of each market-based RSU is based on a Monte Carlo simulation model on the date of grant using the following assumptions:

	2024	2023
Risk-free interest rate	4.31 %	4.60 %
Expected volatility	40.28 %	42.89 %
Dividend yield	—	—

Compensation cost for market-based RSUs is recognized on a straight-line basis over the shorter of the stated vesting period or the period until employees become retirement-eligible, regardless of whether the market condition is satisfied.

The following table summarizes information about vested and nonvested RSUs for 2024:

	RSUs	
	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1	1.0	$ 108.26
Granted	0.3	$ 171.84
Vested	(0.3)	$ 85.56
Forfeited	(0.1)	$ 138.69
Nonvested at December 31	0.9	$ 140.18

The weighted average grant-date fair value of RSUs and total fair value of RSUs vested are summarized in the following table:

	2024	2023	2022
Weighted average grant-date fair value of RSUs granted	$ 171.84	$ 139.11	$ 112.66
Total fair value of RSUs vested (in millions)	$ 54.8	$ 76.0	$ 85.7

The following table summarizes the total stock-based compensation expense related to RSUs recognized in Selling, General, and Administrative Expenses in the Consolidated Statements of Income and the total recognized tax benefit related thereto:

	2024	2023	2022
Stock-based compensation expense	$ 36.5	$ 39.7	$ 31.5
Tax benefit related to stock-based compensation expense	$ 4.1	$ 4.5	$ 4.0

Tax benefits related to vesting of RSUs and stock options exercised were $6.9 million in 2024, $9.0 million in 2023, and $9.7 million in 2022.

As of December 31, 2024, there was $34.3 million of total unrecognized compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted average period of 1.51 years.

Stock Options

Prior to 2017, we granted non-qualified stock options with a term of 10 years from the date of grant that vested in equal installments over four years. All stock options were fully vested as of December 31, 2020. The intrinsic value of stock options exercised was $1.0 million during 2024, $3.5 million during 2023, and $5.0 million during 2022.

As of December 31, 2024, we had 12,309 stock options outstanding with a weighted average exercise price of $55.27 and weighted average contractual term of 0.87 years.

17. ACQUISITIONS AND DIVESTITURES

During 2024, we did not purchase any stores. During 2023, we acquired RepairSmith, a mobile solution for automotive repair and maintenance, which we renamed AutoNation Mobile Service, and we also purchased one Domestic store, five Import stores, and one Premium Luxury store. During 2022, we acquired CIG Financial, an auto finance company, which we renamed AutoNation Finance, and we also purchased three Domestic stores and one Import store. Acquisitions are included in the Consolidated Financial Statements from the date of acquisition.

The acquisitions completed in 2023 and 2022 were not material to our financial condition or results of operations. Additionally, on a pro forma basis as if the results of these acquisitions had been included in our consolidated results for the respective full years ended December 31, 2023 and 2022, revenue and net income would not have been materially different from our reported revenue and net income for these periods.

During 2024, we divested seven Domestic stores and one Import store for aggregate proceeds of $156.0 million and recognized net gains of $53.9 million related to these divestitures. During 2023, we divested one Domestic store for aggregate proceeds of $23.2 million and recognized a net gain of $6.1 million related to this divestiture. During 2022, we divested three Premium Luxury stores for aggregate proceeds of $55.2 million and recognized net gains of $16.0 million related to these divestitures. These gains are included in Other Income, Net (within Operating Income) in our Consolidated Statements of Income. The financial condition and results of operations of these businesses were not material to our consolidated financial statements.

18. CASH FLOW INFORMATION

Cash, Cash Equivalents, and Restricted Cash

The total amounts presented on our statements of cash flows include cash, cash equivalents, and restricted cash. Restricted cash includes additional collateral for non-recourse debt borrowings and collections on auto loans receivable that are due to be distributed to non-recourse debt holders in the following period. The following table provides a reconciliation of cash and cash equivalents reported on our Consolidated Balance Sheets to the total amounts reported on our Consolidated Statements of Cash Flows:

	Years Ended December 31,	
	2024	**2023**
Cash and cash equivalents	$ 59.8	$ 60.8
Restricted cash included in Other Current Assets	41.7	14.3
Restricted cash included in Other Assets	1.9	1.9
Total cash, cash equivalents, and restricted cash	$ 103.4	$ 77.0

Non-Cash Investing and Financing Activities

We had accrued purchases of property and equipment of $18.4 million at December 31, 2024, $38.7 million at December 31, 2023, and $33.0 million at December 31, 2022.

Interest and Income Taxes Paid

We made interest payments, net of amounts capitalized and including interest on vehicle inventory financing, of $392.0 million in 2024, $310.3 million in 2023, and $153.7 million in 2022. We made income tax payments, net of income tax refunds, of $148.7 million in 2024, $300.8 million in 2023, and $482.5 million in 2022.

19. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of judgment, and therefore cannot be determined with precision.

Accounting standards define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and also establishes the following three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that a reporting entity can access at the measurement date
Level 2	Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly
Level 3	Unobservable inputs

The following methods and assumptions were used by us in estimating fair value disclosures for financial instruments:

- *Cash and cash equivalents, receivables, other current assets, vehicle floorplan payable, accounts payable, other current liabilities, commercial paper, warehouse credit facilities, and variable rate debt:* The amounts reported in the accompanying Consolidated Balance Sheets approximate fair value due to their short-term nature or the existence of variable interest rates that approximate prevailing market rates.

- *Auto loans receivable, net*: Auto loans receivable are presented net of an allowance for expected credit losses, which we believe approximates fair value.

- *Investments in Equity Securities:* Our equity investments with readily determinable fair values are measured at fair value using Level 1 inputs. The fair value of our equity investments with readily determinable fair values totaled $20.0 million at December 31, 2024, and $22.8 million at December 31, 2023.

Our equity investments that do not have a readily determinable fair value are measured using the measurement alternative as permitted by accounting standards and were recorded at cost, to be subsequently adjusted for observable price changes. During 2024, we identified an observable transaction for the issuance of similar equity securities of the same issuer of one of our equity investments and recorded a downward adjustment to this equity investment of $8.4 million based on the observable price change. The carrying amount of our equity investments without a readily determinable fair value was $49.8 million at December 31, 2024, and $56.7 million at December 31, 2023. Equity investments that do not have a readily determinable fair value reflect cumulative downward adjustments of $8.4 million and cumulative upward adjustments of $3.4 million based on observable price changes. We did not record any upward adjustments during the year ended December 31, 2024.

Investments in equity securities are reported in Other Current Assets and Other Assets in the accompanying Consolidated Balance Sheets. Realized and unrealized gains and losses are reported in Other Income (Loss), Net (non-operating) in the Consolidated Statements of Income and in the "Corporate and other" category of our segment information.

The following is the portion of unrealized gains recognized during the years ended December 31, 2024 and 2023, related to equity securities still held at December 31:

	2024	2023
Net gains (losses) recognized during the period on equity securities	$ (7.0)	$ 5.2
Less: Net gains recognized during the period on equity securities sold during the period	—	—
Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting date	$ (7.0)	$ 5.2

- *Fixed rate long-term debt:* Our fixed rate long-term debt consists primarily of amounts outstanding under our senior unsecured notes. We estimate the fair value of our senior unsecured notes using quoted prices for the identical liability (Level 1). A summary of the aggregate carrying values and fair values of our senior unsecured notes at December 31 is as follows:

	2024	2023
Carrying value	$ 2,782.1	$ 3,228.1
Fair value	$ 2,578.6	$ 2,979.3

Nonfinancial assets such as goodwill, other intangible assets, and long-lived assets held and used, are measured at fair value when there is an indicator of impairment and recorded at fair value only when impairment is recognized or for a business combination. The fair values less costs to sell of long-lived assets or disposal groups held for sale are assessed each reporting period they remain classified as held for sale. Subsequent changes in the held for sale long-lived asset's or disposal group's fair value less cost to sell (increase or decrease) are reported as an adjustment to its carrying amount, except that the adjusted carrying amount cannot exceed the carrying amount of the long-lived asset or disposal group at the time it was initially classified as held for sale.

The following table presents assets measured and recorded at fair value on a nonrecurring basis during the years ended December 31, 2024 and 2023:

Description	2024				2023			
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		**Gain/ (Loss)**		**Fair Value Measurements Using Significant Unobservable Inputs (Level 3)**		**Gain/ (Loss)**	
Equity investments	$	48.3	$	(8.4)	$	—	$	—
Franchise rights and other intangible assets	$	—	$	(12.5)	$	—	$	(2.3)
Long-lived assets held and used	$	—	$	(9.3)	$	—	$	(2.9)

Goodwill

Goodwill for our reporting units and our indefinite-lived intangible assets are tested for impairment annually as of April 30 or more frequently when events or changes in circumstances indicate that impairment may exist. Under accounting standards, we chose to perform quantitative tests for our annual goodwill impairment testing as of April 30, 2024, and no impairment charges resulted from these quantitative tests.

The quantitative goodwill impairment test requires a determination of whether the fair value of a reporting unit is less than its carrying value. We estimate the fair value of our reporting units using an "income" valuation approach, which discounts projected free cash flows of the reporting unit at a computed weighted average cost of capital as the discount rate. The income valuation approach requires the use of significant estimates and assumptions, which include the revenue growth rates and future operating margins used to calculate projected future cash flows, weighted average costs of capital, and future economic and market conditions. In connection with this process, we also reconcile the estimated aggregate fair values of our reporting units to our market capitalization, including consideration of a control premium that represents the estimated amount an investor would pay for our equity securities to obtain a controlling interest. We believe that this reconciliation process is consistent with a market participant perspective. We base our cash flow forecasts on our knowledge of the automotive industry, our recent performance, our expectations of our future performance, and other assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. We also make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units.

We chose to make a qualitative evaluation about the likelihood of goodwill impairment as of April 30, 2023, and determined that it was not more likely than not that the fair values of our reporting units were less than their carrying amounts.

Other Intangible Assets

Our principal identifiable intangible assets are individual store rights under franchise agreements with vehicle manufacturers, which have indefinite lives and are tested for impairment annually as of April 30 or more frequently when events or changes in circumstances indicate that impairment may have occurred. We elected to perform quantitative franchise rights impairment tests for our annual impairment tests as of April 30, 2024 and 2023, and no impairment charges resulted from these quantitative tests.

The quantitative impairment test for franchise rights requires the comparison of the franchise rights' estimated fair value to carrying value by store. Fair values of rights under franchise agreements are estimated using Level 3 inputs by discounting expected future cash flows of the store. The forecasted cash flows contain inherent uncertainties, including significant estimates and assumptions related to growth rates, margins, working capital requirements, capital expenditures, and cost of capital, for which we utilize certain market participant-based assumptions, using third-party industry projections, economic projections, and other marketplace data we believe to be reasonable. Actual future results may differ from those estimates.

During the fourth quarter of 2024, we concluded that a triggering event had occurred that indicated the fair values of franchise rights for one Domestic store and one Import store may have been less than their carrying values. Therefore, we performed quantitative franchise rights impairment tests for these stores during the fourth quarter of 2024. As a result of the quantitative tests, we determined the franchise rights carrying values for both stores exceeded their fair values, and we recorded non-cash franchise rights impairment charges of $12.5 million during the fourth quarter of 2024 to reduce the carrying value of the stores' franchise agreements to their estimated fair values. The decline in the fair value of rights under these stores' franchise agreements reflects the underperformance relative to expectations of these stores since our acquisition of them, as well as our expectations for the stores' future prospects. These factors resulted in a reduction in forecasted cash flows and growth rates used to estimate fair value. The non-cash impairment charges are recorded as Franchise Rights Impairments in the accompanying Consolidated Statements of Income and in the "Corporate and other" category of our segment information.

Long-Lived Assets and Right-of-Use Assets

Fair value measurements for our long-lived assets and right-of-use assets are based on Level 3 inputs. Changes in fair value measurements are reviewed and assessed each quarter for properties classified as held for sale, or when an indicator of impairment exists for properties classified as held and used or for right-of-use assets. The valuation process is generally based on a combination of the market and replacement cost approaches. In certain cases, fair value measurements are based on pending agreements to sell the related assets.

In a market approach, we use transaction prices for comparable properties that have recently been sold. These transaction prices are adjusted for factors related to a specific property. We evaluate changes in local real estate markets, and/or recent market interest or negotiations related to a specific property. In a replacement cost approach, the cost to replace a specific long-lived asset is considered, which is adjusted for depreciation from physical deterioration, as well as functional and economic obsolescence, if present and measurable.

To validate the fair values determined under the valuation process noted above, we also obtain independent third-party appraisals for our properties and/or third-party brokers' opinions of value, which are generally developed using the same valuation approaches described above, and we evaluate any recent negotiations or discussions with third-party real estate brokers related to a specific long-lived asset or market.

We recorded non-cash impairment charges related to long-lived assets held and used of $9.3 million in 2024 and $2.9 million in 2023. The non-cash impairment charges related to long-lived assets held and used are included in Other Income, Net in our Consolidated Statements of Income and are reported in the "Corporate and other" category of our segment information.

We had assets held for sale of $23.6 million as of December 31, 2024 and $21.3 million as of December 31, 2023, primarily related to inventory, franchise rights, goodwill, and property of disposal groups held for sale, as well as property held for sale. Assets held for sale are included in Other Current Assets in our Consolidated Balance Sheets.

Quantitative Information about Level 3 Fair Value Measurements

Description	Fair Value at December 31, 2024	Valuation Technique	Unobservable Input	Range (Average)
Franchise rights	$ —	Discounted cash flow	Weighted average cost of capital	10.0 %
			Discount rate	13.5% - 15.0% (14.3%)
			Long-term revenue growth rate	2.0 %
			Long-term pretax loss margin	2.7% - 6.4% (4.6%)
			Contributory asset charges	5.5% - 6.4% (6.0%)

20. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are involved, and will continue to be involved, in numerous legal proceedings arising out of the conduct of our business, including litigation with customers, third-party dealers, wage and hour and other employment-related lawsuits, and actions brought by governmental authorities. Some of these lawsuits purport or may be determined to be class or collective actions and seek substantial damages or injunctive relief, or both, and some may remain unresolved for several years. We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Our accruals for loss contingencies are reviewed quarterly and adjusted as additional information becomes available. We disclose the amount accrued if material or if such disclosure is necessary for our financial statements to not be misleading. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, we assess whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, we disclose the estimate of the possible loss or range of loss if it is material or a statement that such an estimate cannot be made. Our evaluation of whether a loss is reasonably possible or probable is based on our assessment and consultation with legal counsel regarding the ultimate outcome of the matter.

As of December 31, 2024 and 2023, we have accrued for the potential impact of loss contingencies that are probable and reasonably estimable, and there was no indication of a reasonable possibility that a material loss, or additional material loss, may have been incurred. We do not believe that the ultimate resolution of any of these matters will have a material adverse effect on our results of operations, financial condition, or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our results of operations, financial condition, or cash flows.

Other Matters

AutoNation, acting through its subsidiaries, is the lessee under many real estate leases that provide for the use by our subsidiaries of their respective dealership premises. Pursuant to these leases, we agree to indemnify the lessor and other related parties from certain liabilities arising as a result of the use of the leased premises, including environmental liabilities, or a breach of the lease by the lessee. Additionally, from time to time, we enter into agreements with third parties in connection with the sale of assets or businesses in which we agree to indemnify the purchaser or related parties from certain liabilities or costs arising in connection with the assets or business. Also, in the ordinary course of business in connection with purchases or sales of goods and services, we enter into agreements that may contain indemnification provisions. In the event that an indemnification claim is asserted, our liability would be limited by the terms of the applicable agreement.

From time to time, primarily in connection with dispositions of automotive stores, we assign or sublet to the store purchaser our interests in any real property leases associated with such stores. In general, we retain responsibility for the performance of certain obligations under such leases to the extent that the assignee or sublessee does not perform, whether such performance is required prior to or following the assignment or subletting of the lease. Additionally, we generally remain subject to the terms of any guarantees made by us in connection with such leases. We generally have indemnification rights against the assignee or sublessee in the event of non-performance under these leases, as well as certain defenses. We presently have no reason to believe that we will be called on to perform under any such remaining assigned leases or subleases. We estimate that lessee rental payment obligations during the remaining terms of these leases with expirations ranging from 2027 to 2034 are approximately $4 million at December 31, 2024. There can be no assurance that any performance required of us under these leases would not have a material adverse effect on our business, financial condition, and cash flows.

At December 31, 2024, surety bonds, letters of credit, and cash deposits totaled $124.3 million, of which $0.8 million were letters of credit. In the ordinary course of business, we are required to post performance and surety bonds, letters of credit, and/or cash deposits as financial guarantees of our performance. We do not currently provide cash collateral for outstanding letters of credit.

In the ordinary course of business, we are subject to numerous laws and regulations, including automotive, environmental, health and safety, and other laws and regulations. We do not anticipate that the costs of such compliance will have a material adverse effect on our business, results of operations, cash flows, or financial condition, although such outcome is possible given the nature of our operations and the extensive legal and regulatory framework applicable to our business. We do not have any material known environmental commitments or contingencies.

21. BUSINESS AND CREDIT CONCENTRATIONS

We own and operate franchised automotive stores in the United States pursuant to franchise agreements with vehicle manufacturers. In 2024, approximately 64% of our total revenue was generated by our stores in Florida, California, and Texas. Franchise agreements generally provide the manufacturers or distributors with considerable influence over the operations of the store. The success of any franchised automotive dealership is dependent, to a large extent, on the financial condition, management, marketing, production, and distribution capabilities of the vehicle manufacturers or distributors of which we hold franchises. We had receivables from manufacturers or distributors of $267.1 million at December 31, 2024, and $240.5 million at December 31, 2023. Additionally, a large portion of our Contracts-in-Transit included in Receivables, net, in the accompanying Consolidated Balance Sheets, are due from automotive manufacturers' captive finance subsidiaries which provide financing directly to our new and used vehicle customers.

We purchase substantially all of our new vehicles from various manufacturers or distributors at the prevailing prices available to all franchised dealers. Additionally, we finance a large portion of our new vehicle inventory with automotive manufacturers' captive finance subsidiaries. Our sales volume could be adversely impacted by the manufacturers' or distributors' inability to supply the stores with an adequate supply of vehicles and related financing.

The core brands of vehicles that we sell, representing approximately 88% of the new vehicles that we sold in 2024, are manufactured by Toyota (including Lexus), Honda, Ford, General Motors, BMW, Mercedes-Benz, Stellantis, and Volkswagen (including Audi and Porsche). As a result, we are subject to a concentration of risk, and our business could be materially adversely impacted by the financial distress, including bankruptcy, of or other adverse event related to a major vehicle manufacturer or related lender or supplier.

We are also subject to concentration risk in the event of the non-performance of third-party information technology service providers, such as the provider of our dealer management system on which we significantly rely to operate our business. See Note 4 of the Notes to Consolidated Financial Statements for a discussion of an outage that impacted our results of operations during 2024.

Concentrations of credit risk with respect to non-manufacturer trade receivables are limited due to the wide variety of customers and markets in which our products are sold as well as their dispersion across many different geographic areas in the United States. Consequently, at December 31, 2024, we do not consider AutoNation to have any significant non-manufacturer concentrations of credit risk.

22. SEGMENT INFORMATION

At December 31, 2024, we had four reportable segments: (1) Domestic, (2) Import, (3) Premium Luxury, and (4) AutoNation Finance. Our Domestic segment is comprised of retail automotive franchises that sell new vehicles manufactured by Ford, General Motors, and Stellantis. Our Import segment is comprised of retail automotive franchises that sell new vehicles manufactured primarily by Toyota, Honda, Hyundai, Subaru, and Nissan. Our Premium Luxury segment is comprised of retail automotive franchises that sell new vehicles manufactured primarily by Mercedes-Benz, BMW, Lexus, Audi, and Jaguar Land Rover. The franchises in each of our Domestic, Import, and Premium Luxury segments also sell used vehicles, parts and automotive services, and automotive finance and insurance products. Our AutoNation Finance segment is comprised of our captive auto finance company, which provides indirect financing to qualified retail customers on vehicles we sell.

"Corporate and other" is comprised of our non-franchised businesses, including AutoNation USA used vehicle stores, collision centers, parts distribution centers, auction operations, and our mobile automotive repair and maintenance business, all of which generate revenues but do not meet the quantitative thresholds for reportable segments, as well as unallocated corporate overhead expenses and other income items.

The reportable segments identified above are the business activities of the Company for which discrete financial information is available and for which operating results are regularly reviewed by our chief operating decision maker to allocate resources and assess performance. Our chief operating decision maker for each of our reportable segments is our Chief Executive Officer. For the Domestic, Import, and Premium Luxury segments, the chief operating decision maker uses operating income less floorplan expense to assess performance and allocate resources to each segment. Our chief operating decision maker uses AutoNation Finance Income (Loss) to assess performance and allocate resources to the AutoNation Finance segment.

The following tables provide segment revenues and segment expenses that align with the segment-level information that is regularly provided to the chief operating decision maker, as well as a reconciliation of reportable segment income to our income from continuing operations before income taxes:

	Year Ended December 31, 2024				
	Domestic	**Import**	**Premium Luxury**	**AutoNation Finance**	**Total**
Revenues from external customers:[1]					
Franchised dealerships	$ 7,140.3	$ 8,156.9	$ 10,139.9		$ 25,437.1
Corporate and other					1,328.3
Total consolidated revenues					26,765.4
Less segment expenses:					
Cost of sales:					
New vehicle	3,389.2	4,066.2	4,816.8		
Used vehicle	1,963.9	2,029.9	2,685.2		
Parts and service	632.1	609.5	784.2		
Other	5.6	13.7	0.1		
Total cost of sales	5,990.8	6,719.3	8,286.3		
Selling, general and administrative expenses:					
Compensation	497.2	575.8	648.4		
Advertising	68.7	83.8	54.8		
Store overhead	200.5	217.7	306.5		
Total selling, general, and administrative expenses	766.4	877.3	1,009.7		
Depreciation and amortization	44.3	43.9	79.6		
Floorplan interest expense	84.0	39.9	88.7		
Other income[2]	(0.1)	(0.1)	(0.1)		
Franchised dealerships - segment income	$ 254.9	$ 476.6	$ 675.7		1,407.2
AutoNation Finance:					
Interest fee income				118.4	
Interest expense				(39.8)	
Provision for credit losses				(57.5)	
Direct expenses[3]				(37.8)	
Gain on sale of auto loans receivable				7.4	
AutoNation Finance income (loss)				$ (9.3)	(9.3)
Corporate and other					(311.3)
Other interest expense					(179.7)
Other income, net					9.8
Income from continuing operations before income taxes					$ 916.7

[1] See Note 2 of the Notes to Consolidated Financial Statements for detail of revenue by segment.

[2] Other income includes net gains on asset dispositions and legal settlements.

[3] Direct expenses are comprised primarily of compensation expense and loan administration costs incurred by our auto finance company.

	Year Ended December 31, 2023				
	Domestic	**Import**	**Premium Luxury**	**AutoNation Finance**	**Total**
Revenues from external customers:[1]					
Franchised dealerships	$ 7,573.2	$ 7,880.9	$ 10,266.4		$ 25,720.5
Corporate and other					1,228.4
Total consolidated revenues					26,948.9
Less segment expenses:					
Cost of sales:					
New vehicle	3,301.6	3,644.3	4,759.6		
Used vehicle	2,303.5	2,073.3	2,803.3		
Parts and service	667.4	591.9	752.1		
Other	1.5	24.3	1.0		
Total cost of sales	6,274.0	6,333.8	8,316.0		
Selling, general and administrative expenses:					
Compensation	515.2	578.6	646.2		
Advertising	65.6	76.1	55.0		
Store overhead	202.2	196.8	281.9		
Total selling, general, and administrative expenses	783.0	851.5	983.1		
Depreciation and amortization	43.6	39.2	76.9		
Floorplan interest expense	57.3	21.5	53.9		
Other income[2]	(0.1)	(0.1)	—		
Franchised dealerships - segment income	$ 415.4	$ 635.0	$ 836.5		1,886.9
AutoNation Finance:					
Interest fee income				84.0	
Interest expense				(20.8)	
Provision for credit losses				(45.9)	
Direct expenses[3]				(39.3)	
Gain on sale of auto loans receivable				8.1	
AutoNation Finance income (loss)				$ (13.9)	(13.9)
Corporate and other					(365.8)
Other interest expense					(181.4)
Other income, net					24.4
Income from continuing operations before income taxes					$ 1,350.2

[1] See Note 2 of the Notes to Consolidated Financial Statements for detail of revenue by segment.

[2] Other income includes net gains on asset dispositions and legal settlements.

[3] Direct expenses are comprised primarily of compensation expense and loan administration costs incurred by our auto finance company.

AUTONATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

	Domestic	Import	Premium Luxury	AutoNation Finance	Total
Year Ended December 31, 2022					
Revenues from external customers:[1]					
Franchised dealerships	$ 7,987.5	$ 7,690.3	$ 10,278.1		$ 25,955.9
Corporate and other					1,029.1
Total consolidated revenues					26,985.0
Less segment expenses:					
Cost of sales:					
New vehicle	3,094.3	3,054.3	4,239.5		
Used vehicle	2,878.2	2,486.8	3,311.6		
Parts and service	621.7	549.7	705.3		
Other	1.7	18.2	2.9		
Total cost of sales	6,595.9	6,109.0	8,259.3		
Selling, general and administrative expenses:					
Compensation	535.2	576.8	668.0		
Advertising	50.7	61.1	38.0		
Store overhead	188.3	168.9	253.9		
Total selling, general, and administrative expenses	774.2	806.8	959.9		
Depreciation and amortization	39.1	35.6	74.9		
Floorplan interest expense	14.4	4.8	15.0		
Other income[2]	(1.4)	(0.1)	(0.1)		
Franchised dealerships - segment income	$ 565.3	$ 734.2	$ 969.1		2,268.6
AutoNation Finance:					
Interest fee income				20.6	
Interest expense				(4.7)	
Provision for credit losses				(44.0)	
Direct expenses[3]				(9.5)	
AutoNation Finance income (loss)				$ (37.6)	(37.6)
Corporate and other					(247.9)
Other interest expense					(134.9)
Other loss, net					(14.7)
Income from continuing operations before income taxes					$ 1,833.5

[1] See Note 2 of the Notes to Consolidated Financial Statements for detail of revenue by segment.

[2] Other income includes net gains on asset dispositions and legal settlements.

[3] Direct expenses are comprised primarily of compensation expense and loan administration costs incurred by our auto finance company.

The following tables provide information on floorplan interest expense, depreciation and amortization, capital expenditures, and total assets:

	Year Ended December 31, 2024					
	Domestic	Import	Premium Luxury	AutoNation Finance	Corporate and other	Total
Floorplan interest expense	$ 84.0	$ 39.9	$ 88.7	$ —	$ 6.3	$ 218.9
Depreciation and amortization	$ 44.3	$ 43.9	$ 79.6	$ —	$ 72.9	$ 240.7
Capital expenditures[1]	$ 46.5	$ 85.7	$ 56.8	$ 1.1	$ 117.9	$ 308.0
Segment assets[2]	$ 2,407.8	$ 2,184.8	$ 3,829.9	$ 1,118.3	$ 3,460.9	$ 13,001.7

	Year Ended December 31, 2023					
	Domestic	Import	Premium Luxury	AutoNation Finance	Corporate and other	Total
Floorplan interest expense	$ 57.3	$ 21.5	$ 53.9	$ —	$ 12.0	$ 144.7
Depreciation and amortization	$ 43.6	$ 39.2	$ 76.9	$ —	$ 60.8	$ 220.5
Capital expenditures[1]	$ 102.0	$ 106.6	$ 69.4	$ 0.5	$ 137.5	$ 416.0
Segment assets[2]	$ 2,507.7	$ 2,034.6	$ 3,506.8	$ 430.5	$ 3,500.4	$ 11,980.0

	Year Ended December 31, 2022					
	Domestic	Import	Premium Luxury	AutoNation Finance	Corporate and other	Total
Floorplan interest expense	$ 14.4	$ 4.8	$ 15.0	$ —	$ 7.2	$ 41.4
Depreciation and amortization	$ 39.1	$ 35.6	$ 74.9	$ —	$ 50.7	$ 200.3
Capital expenditures[1]	$ 32.8	$ 70.1	$ 126.5	$ 0.1	$ 106.7	$ 336.2
Segment assets[2]	$ 1,974.3	$ 1,555.6	$ 2,996.8	$ 337.8	$ 3,195.2	$ 10,059.7

[1] Includes accrued construction in progress and excludes property associated with leases entered during the year.

[2] "Corporate and other" assets include goodwill and franchise rights.

23. MULTIEMPLOYER PENSION PLANS

Four of our 243 stores participate in multiemployer pension plans. We contribute to these multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain of our union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

a. Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

b. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be assumed by the remaining participating employers.

c. If we choose to stop participating in a multiemployer plan, we may be required to pay the plan an amount based on the underfunded status of the plan, subject to certain limits, referred to as a withdrawal liability.

Two of the multiemployer pension plans in which we participate are designated as being in "red zone" status, as defined by the Pension Protection Act (PPA) of 2006. Our participation in these plans for the year ended December 31, 2024, is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employer Identification Number (EIN) and the three-digit plan number. The most recent PPA zone status available in 2024 and 2023 is based on information that we received from the plans and is certified by each plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded. The last column lists the expiration date of the collective-bargaining agreements to which the plans are subject. A rehabilitation plan has been implemented for each plan. In the third quarter of 2024, we divested one store that participated in a multiemployer pension plan. There have been no other significant changes that affect the comparability of 2024, 2023, and 2022 contributions.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		Contributions of AutoNation ($ in millions) [1]			Surcharge Imposed [2]	Expiration Date of Collective- Bargaining Agreement
		2024	2023	2024	2023	2022		
Automotive Industries Pension Plan	94-1133245 - 001	Red	Red	$ 1.2	$ 1.2	$ 1.3	Yes	(3)
IAM National Pension Fund	51-6031295-002	Red	Red	0.2	0.2	0.2	Yes	(4)
Other funds				—	0.1	0.1		
Total contributions				$ 1.4	$ 1.5	$ 1.6		

[1] Our stores were not listed in the Automotive Industries Pension Plan's or IAM National Pension Fund's Form 5500 as providing more than 5% of the total contributions for the plan years ended December 31, 2023 or 2022.

[2] We paid surcharges to the Automotive Industries Pension Plan of $0.6 million, $0.6 million, and $0.6 million in 2024, 2023, and 2022 respectively. Surcharges to the IAM National Pension Fund were de minimis.

[3] We are party to three collective-bargaining agreements that require contributions to the Automotive Industries Pension Plan each with an expiration date of June 30, 2027.

[4] We are party to one collective-bargaining agreement that requires contributions to the IAM National Pension Fund with an expiration date of August 31, 2025.

In the event that we cease participating in these plans, we could be assessed withdrawal liabilities, which we estimate are approximately $14 million for the Automotive Industries Pension Plan and approximately $4 million for the IAM National Pension Fund.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm, KPMG LLP, also concluded that we maintained effective internal control over financial reporting as set forth in its Report of Independent Registered Public Accounting Firm which is included in Part II, Item 8 of this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 under the Exchange Act that occurred during the fourth quarter of 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

During the fiscal quarter ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K).

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information under the heading "Information about our Executive Officers" in Part I, Item 1 of this Form 10-K is incorporated by reference in this section.

We have adopted a Code of Business Ethics applicable to all employees. In addition, we have adopted a Code of Ethics for Senior Officers applicable to our principal executive officer, principal financial officer, principal accounting officer, and other senior officers and a Code of Ethics for Directors applicable to our directors. These codes are available on our Investor Relations website at *investors.autonation.com*. In the event that we amend or waive any of the provisions of the Code of Ethics for Senior Officers that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our Investor Relations website.

We have insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and the listing standards of the New York Stock Exchange. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

The other information required by this item is incorporated by reference to AutoNation's Proxy Statement for its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference to AutoNation's Proxy Statement for its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Equity Compensation Plans

The following table provides information as of December 31, 2024, regarding our equity compensation plans:

EQUITY COMPENSATION PLANS			
	(A)	**(B)**	**(C)**
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)**
Equity Compensation Plans Approved by Security Holders	957,048(1)	$55.27(2)	1,944,008(3)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	957,048(1)	$55.27(2)	1,944,008(3)

(1)   Includes 875,630 shares granted under the AutoNation, Inc. 2017 Employee Equity and Incentive Plan (the "2017 Plan") and 69,109 shares granted under the AutoNation, Inc. 2014 Non-Employee Director Equity Plan (the "2014 Plan") that are issuable upon settlement of outstanding restricted stock units ("RSUs"). The remaining balance consists of outstanding stock option awards.

(2)   The weighted average exercise price does not take into account the shares issuable upon settlement of outstanding RSUs, which have no exercise price.

(3)   Includes 1,544,008 shares available under the 2017 Plan and 400,000 shares available under the 2024 Non-Employee Director Equity Plan (the "2024 Director Plan").

The other information required by this item is incorporated by reference to AutoNation's Proxy Statement for its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference to AutoNation's Proxy Statement for its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is incorporated by reference to AutoNation's Proxy Statement for its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024.

ITEM 15. *EXHIBIT AND FINANCIAL STATEMENT SCHEDULES*

1.   Financial Statements: The Consolidated Financial Statements of AutoNation are set forth in Part II, Item 8 of this Form 10-K.

2.   Financial Statement Schedules: Not applicable.

3.   Exhibits: The exhibits listed in the accompanying Exhibit Index are filed, furnished, or incorporated by reference as part of this Form 10-K.

Certain of the agreements listed as exhibits to this Form 10-K (including the exhibits to such agreements), which have been filed to provide investors with information regarding their terms, contain various representations, warranties, and covenants of AutoNation, Inc. and the other parties thereto. They are not intended to provide factual information about any of the parties thereto or any subsidiaries of the parties thereto. The assertions embodied in those representations, warranties, and covenants were made for purposes of each of the agreements, solely for the benefit of the parties thereto. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what a security holder might view as material, or may have been made for purposes of allocating contractual risk among the parties rather than establishing matters as facts. Investors should not view the representations, warranties, and covenants in the agreements (or any description thereof) as disclosures with respect to the actual state of facts concerning the business, operations, or condition of any of the parties to the agreements (or their subsidiaries) and should not rely on them as such. In addition, information in any such representations, warranties, or covenants may change after the dates covered by such provisions, which subsequent information may or may not be fully reflected in the public disclosures of the parties. In any event, investors should read the agreements together with the other information concerning AutoNation, Inc. contained in reports and statements that we file with the SEC.

ITEM 16. *FORM 10-K SUMMARY*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONATION, INC.
(Registrant)

By: /S/ MICHAEL MANLEY

Michael Manley
Chief Executive Officer and Director
February 14, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ MICHAEL MANLEY Michael Manley	Chief Executive Officer and Director (Principal Executive Officer)	February 14, 2025
/S/ THOMAS A. SZLOSEK Thomas A. Szlosek	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 14, 2025
/S/ KIMBERLY R. DEES Kimberly R. Dees	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 14, 2025
/S/ RICK L. BURDICK Rick L. Burdick	Chairman of the Board	February 14, 2025
/S/ CLAIRE BENNETT Claire Bennett	Director	February 14, 2025
/S/ DAVID B. EDELSON David B. Edelson	Director	February 14, 2025
/S/ ROBERT R. GRUSKY Robert R. Grusky	Director	February 14, 2025
/S/ NORMAN K. JENKINS Norman K. Jenkins	Director	February 14, 2025
/S/ LISA LUTOFF-PERLO Lisa Lutoff-Perlo	Director	February 14, 2025
/S/ G. MIKE MIKAN G. Mike Mikan	Director	February 14, 2025
/S/ JACQUELINE A. TRAVISANO Jacqueline A. Travisano	Director	February 14, 2025

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File Number	Exhibit	Filing Date
3.1	Fourth Amended and Restated Certificate of Incorporation of AutoNation, Inc.	10-Q	001-13107	3.1	4/26/24
3.2	Amended and Restated By-Laws of AutoNation, Inc.	10-Q	001-13107	3.1	7/21/23
4.1	Indenture, dated April 14, 2010 (the "2010 Indenture"), among AutoNation, Inc. and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee	8-K	001-13107	4.1	4/15/10
4.2	Supplemental Indenture to 2010 Indenture, dated September 21, 2015, relating to the Company's 4.5% Senior Notes due 2025.	8-K	001-13107	4.3	9/21/15
4.3	Form of 4.5% Senior Notes due 2025 (included in Exhibit 4.2).	8-K	001-13107	4.3	9/21/15
4.4	Supplemental Indenture to 2010 Indenture, dated November 10, 2017, relating to the Company's 3.8% Senior Notes due 2027.	8-K	001-13107	4.4	11/13/17
4.5	Form of 3.8% Senior Notes due 2027 (included in Exhibit 4.4).	8-K	001-13107	4.4	11/13/17
4.6	Supplemental Indenture to 2010 Indenture, dated May 22, 2020, relating to the Company's 4.75% Senior Notes due 2030.	8-K	001-13107	4.2	5/22/20
4.7	Form of 4.75% Senior Notes due 2030 (included in Exhibit 4.6).	8-K	001-13107	4.2	5/22/20
4.8	Supplemental Indenture to 2010 Indenture, dated July 29, 2021, relating to the Company's 1.95% Senior Notes due 2028 and 2.4% Senior Notes due 2031.	8-K	001-13107	4.2	7/29/21
4.9	Form of 1.95% Senior Notes due 2028 (included in Exhibit 4.8).	8-K	001-13107	4.2	7/29/21
4.10	Form of 2.4% Senior Notes due 2031 (included in Exhibit 4.8).	8-K	001-13107	4.2	7/29/21
4.11	Supplemental Indenture to 2010 Indenture, dated February 28, 2022, relating to the Company's 3.85% Senior Notes due 2032.	8-K	001-13107	4.2	3/1/22
4.12	Form of 3.85% Senior Notes due 2032 (included in Exhibit 4.11).	8-K	001-13107	4.2	3/1/22
4.13*	Description of Registrant's Securities.				
10.1*	AutoNation, Inc. Deferred Compensation Plan, as amended and restated.				
10.2	AutoNation, Inc. 2014 Non-Employee Director Equity Plan (the "2014 Director Plan").	10-Q	001-13107	10.6	4/18/14
10.3	Terms of Non-Employee Director Restricted Stock Units granted under the 2014 Director Plan.	10-Q	001-13107	10.2	7/17/14
10.4	Amendment to the 2014 Director Plan, effective as of January 31, 2017.	10-Q	001-13107	10.1	4/25/17
10.5	AutoNation, Inc. 2024 Non-Employee Director Equity Plan.	10-Q	001-13107	10.1	4/26/24
10.6	AutoNation, Inc. 2008 Employee Equity and Incentive Plan (the "2008 Plan").	10-Q	001-13107	10.1	4/25/08
10.7	Form of Stock Option Agreement under the 2008 Plan (for grants made in 2009-2013).	10-Q	001-13107	10.4	4/24/09
10.8	Form of Stock Option Agreement under the 2008 Plan (for grants made in 2014).	8-K	001-13107	10.1	3/7/14
10.9	Form of Stock Option Agreement under the 2008 Plan for grants in 2015.	10-Q	001-13107	10.4	4/22/15

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File Number	Exhibit	Filing Date
10.10	Form of Stock Option Agreement under the 2008 Plan for grants in 2016.	10-Q	001-13107	10.1	4/22/16
10.11	AutoNation, Inc. 2017 Employee Equity and Incentive Plan (the "2017 Plan").	8-K	001-13107	10.1	4/21/17
10.12	Form of AutoNation, Inc. Restricted Stock Unit Award Agreement under the 2017 Plan for grants prior to November 2021.	10-Q	001-13107	10.3	8/2/17
10.13	Form of AutoNation, Inc. Restricted Stock Unit Award Agreement under the 2017 Plan for grants in November 2021.	10-K	001-13107	10.16	2/17/22
10.14	Form of AutoNation, Inc. Stock Unit Awards Agreement under the 2017 Plan prior to 2022.	10-Q	001-13107	10.1	5/1/18
10.15	Form of AutoNation, Inc. Stock Unit Award Agreement under the 2017 Plan for grants in 2022.	10-Q	001-13107	10.1	4/21/22
10.16	Form of AutoNation, Inc. Stock Unit Award Agreement under the 2017 Plan for grants in 2023 and 2024.	10-Q	001-13107	10.2	4/20/23
10.17	AutoNation, Inc. Executive Severance Plan, adopted as of April 18, 2018.	10-Q	001-13107	10.2	5/1/18
10.18	Employment Agreement, dated as of September 9, 2021, by and between AutoNation, Inc. and Michael Manley.	8-K	001-13107	10.1	9/21/21
10.19	Amendment to Employment Agreement, dated September 1, 2023, by and between AutoNation, Inc. and Michael Manley.	10-Q	001-13107	10.3	10/27/23
10.20	Retirement and General Release Agreement, dated as of November 1, 2021, by and between Michael J. Jackson and AutoNation, Inc.	10-K	001-13107	10.24	2/17/22
10.21	Letter Agreement, dated as of February 10, 2022, by and between AutoNation, Inc. and Gianluca Camplone.	10-Q	001-13107	10.2	4/21/22
10.22	Letter Agreement, dated as of August 12, 2022, by and between AutoNation, Inc. and Lisa Esparza.	10-Q	001-13107	10.2	10/27/22
10.23	Letter Agreement, dated as of May 9, 2023, by and between AutoNation, Inc. and Thomas Szlosek.	8-K	001-13107	10.1	5/16/23
10.24	Letter Agreement, dated September 12, 2023, by and between AutoNation, Inc. and Jeff Parent.	8-K	001-13107	10.1	9/22/23
10.25	Amended and Restated Credit Agreement, dated July 18, 2023, by and among the Company, JPMorgan Chase Bank, N.A. as Administrative Agent, and the other parties thereto.	10-Q	001-13107	10.1	7/21/23
10.26	Form of Commercial Paper Dealer Agreement between AutoNation, Inc., as Issuer, and the Dealer party thereto.	8-K	001-13107	10.2	3/26/20
19.1*	AutoNation, Inc. Amended and Restated Insider Trading Policy.				
21.1*	Subsidiaries of AutoNation, Inc.				
23.1*	Consent of KPMG LLP.				
31.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act.				
31.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act.				
32.1**	Certification of Principal Executive Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350.				
32.2**	Certification of Principal Financial Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350.				

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File Number	Exhibit	Filing Date
97.1	AutoNation, Inc. Amended and Restated Policy Regarding Recoupment of Certain Incentive Compensation.	10-K	001-13107	97.1	2/16/24
101*	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.				
104*	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set.				

*   Filed herewith
**   Furnished herewith

Exhibits 10.1 through 10.24 and Exhibit 97.1 are management contracts or compensatory plans, contracts, or arrangements.

In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, copies of certain instruments defining the rights of holders of long-term debt of the Company or its subsidiaries are not filed herewith. We hereby agree to furnish a copy of any such instrument to the Commission upon request.

Exhibit 31.1

CERTIFICATION

I, Michael Manley, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoNation, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/   MICHAEL MANLEY
Michael Manley
Chief Executive Officer and Director

Date: February 14, 2025

Exhibit 31.2

CERTIFICATION

I, Thomas A. Szlosek, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoNation, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/   THOMAS A. SZLOSEK
Thomas A. Szlosek
Executive Vice President and Chief Financial Officer

Date: February 14, 2025

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of AutoNation, Inc. (the "Company") for the year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (the "Report"), I, Michael Manley, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/   MICHAEL MANLEY

Michael Manley
Chief Executive Officer and Director

February 14, 2025

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of AutoNation, Inc. (the "Company") for the year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (the "Report"), I, Thomas A. Szlosek, Executive Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/   THOMAS A. SZLOSEK
Thomas A. Szlosek
Executive Vice President and Chief Financial Officer

February 14, 2025

Corporate Information

AutoNation

AUTONATION HEADQUARTERS

200 SW 1st Ave
Fort Lauderdale, Florida 33301
Telephone: (954) 769-6000
www.AutoNation.com

INVESTOR CONTACT

Stockholders, securities analysts, portfolio managers, and representatives of financial institutions requesting copies of the Annual Report, Form 10-K, quarterly reports, and other corporate literature should call (954) 769-2227 or write AutoNation, Inc., Investor Relations, at the above address.

ANNUAL MEETING

The Annual Meeting of Stockholders of AutoNation, Inc. will be held virtually at 8:00 a.m. Eastern Time, Wednesday, April 23, 2025 at:

www.virtualshareholdermeeting.com/AN2025

COMMON STOCK INFORMATION

The Company's common stock trades on the New York Stock Exchange (NYSE) under the symbol "AN."

TRANSFER AGENT

For inquiries regarding address changes, stock transfers, lost shares, or other account matters, please contact:

Computershare Investor Services
PO Box 43006
Providence, RI 02940-3006
(800) 689-5259
http://www.computershare.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, Fort Lauderdale, Florida

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" as defined under federal securities laws. Our forward-looking statements reflect our current expectations concerning future results, and they involve known and unknown risks, uncertainties, and other factors that are difficult to predict and may cause our actual results to be materially different from any future results expressed or implied by these statements. Risk factors that could cause actual results to be materially different are set forth in the "Risk Factors" section and throughout our Form 10-K. We undertake no duty to update or revise our forward-looking statements, whether as a result of new information, future events, or otherwise.

EXECUTIVE OFFICERS

Michael Manley
Chief Executive Officer and Director

Thomas A. Szlosek
Executive Vice President and Chief Financial Officer

Gianluca Camplone
COO AutoNation Parts, and EVP Business Development

C. Coleman Edmunds
Executive Vice President, General Counsel and Corporate Secretary

Lisa Esparza
Executive Vice President and Chief Human Resource Officer

Dave Koehler
Chief Operating Officer, Non-Franchised Business

Jeff Parent
Chief Operating Officer

BOARD OF DIRECTORS

Michael Manley
Chief Executive Officer and Director,
AutoNation, Inc.

Rick L. Burdick [1]
Chairman of the Board,
AutoNation, Inc.

Claire Bennett [2]
Director,
AutoNation, Inc.

David B. Edelson [2]
Managing Director,
Bain Capital

Robert R. Grusky [3]
Founder and Managing Member,
Hope Capital Management, LLC

Norman K. Jenkins [1]
President and Chief Executive Officer,
Capstone Development

Lisa Lutoff-Perlo [2,3]
Director,
AutoNation, Inc.

G. Mike Mikan [1]
Vice Chairman, President and Chief Executive Officer,
NeueHealth, Inc.

Jacqueline A. Travisano, Ed.D. [3]
Executive Vice President & Chief Operating Officer,
Wake Forest University

[1] Member of Compensation Committee
[2] Member of Audit Committee
[3] Member of Corporate Governance and Nominating Committee

www.AutoNation.com

AutoNation

What Drives You, Drives Us.

AutoNation.com